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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bespak PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 11 2008
THOMSON REUTERS

FILE NO. 82- 03349

FISCAL YEAR 5-3-08

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DAT : 12/9/08

082-03349

Consort Medical

ARLS
5-3-08

RECEIVED
2008 NOV 26 A 5:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Bespak PLC

~~Consort Medical~~ plc
Annual Report and Accounts

Contents

Consort Medical plc is a leader in medical devices for inhaled drug delivery and anaesthesia.
The Division serves pharmaceutical companies with inhaler technologies and manufacturing services and serves the anaesthesia segment with a range of specialty airway management products sold to hospitals and emergency care.

Fit for the Future

PEOPLE

HELP

OUR
PRODUCTS

What We Do

Bespak

Bespak is a leader in medical devices for inhaled drug delivery.

Growth in this sector is driven by the increased diagnosis of asthma and other respiratory diseases.

It is estimated that more than 300 million patients worldwide suffer from conditions affecting the upper respiratory tract.

Total prescription drug value was around $14 billion in 2006.

Metered Dose Inhalers (MDIs) are the most commonly prescribed delivery mechanism for these drugs. Bespak develops and manufactures the MDI valve, the most technically complex part of the device, that is critical to delivering the correct dose.

Dry Powder Inhalers are widely prescribed around the world.

Bespak provides manufacturing services to develop and manufacture more Dry Powder Inhalers than any other supplier.

King Systems

King Systems is a leading supplier of disposable breathing circuits, masks and laryngeal tubes.

Every year over 100 million people undergo surgery worldwide, mostly under general anaesthetic with an inhaled drug.

Research by Consort Medical suggests that 70% of operations performed in US hospitals required a general anaesthetic and the US market for disposable anaesthesia products is valued at $300 million.

It is generally accepted that the world market is approximately the same size again.

King Systems is well placed to expand sales beyond its own segments inside the US and to the rest of the world.

A key driver for growth is simplifying or providing alternatives to endotracheal intubation, thus avoiding the complications associated with it.

Supplier of Choice

BK357 HFA Metered Dose Inhaler (MDI) Valves
Diskus™ Dry Powder Inhaler
Airtraq®
Universal Flex2™ Breathing Circuit
BK640 MDI Dose Counter
King LT-D™ Supraglottic Airway Tube
ErgoMask™
PortO2Vent™ CPAP Oxygen Delivery System

bespak

Bespak Division

- Metered Dose Inhaler valve leader
- Significant opportunity in MDI dose counters
- Over 4% sales invested in Research and Development
- Significant Intellectual Property portfolio
- Dry Powder Inhaler leader
- Extensive know-how

Revenue:
£94.6m

Revenue:
£31.9m

King Systems Division

- Breathing circuits and face masks
- Laryngeal tubes and disposable laryngoscopes
- Hospital and pre-hospital sales force
- Continuous Positive Airway Pressure (CPAP) masks and circuits
- Expanded offering through Research and Development and in-licensed products

KING SYSTEMS
A Consort Medical Company

Highlights

Profit before tax and special items up 1% at £17.6 million (2007: £17.4 million).

Profit before tax from continuing operations £7.3 million (2007: £15.6 million) reflecting the restructuring charges following the termination of the Exubera® device manufacturing contract.

Adjusted earnings per share up 1% to 44.8p (2007: 44.3p).

Earnings per share 9.3p (2007: 34.8p) reflecting special items and discontinued operations.

Strong cash generation from operations £25.3 million (2007: £32.7 million).

Net debt as at 3 May 2008 £13.7 million (2007: £18.2 million).

Final dividend of 12.1p per share (2007: 12.1p).

Appointment of Toby Woolrych as Group Finance Director.

A Global Marketplace – Revenue by Destination

United States	Europe	Rest of the World
£59.63m	£58.98m	£7.86m
47.2%	46.6%	6.2%

Financial Highlights

Revenue (continuing operations) £m

126 126

88

79

2005 2006 2007 2008

Cash generated from operations £m

33

25

18

14

2005 2006 2007 2008

Profit before tax and special items £m

18

17

14

11

2005 2006 2007 2008

Earnings per share (adjusted*) Pence

44.3 44.8

37.4

31.3

2005 2006 2007 2008

	2008	2007
Revenue (continuing operations) £000	**126,465**	126,480
Profit before tax £000		
– before special items	**17,636**	17,407
– after special items	**7,317**	15,655
Earnings per share Pence		
– basic	**9.3**	34.8
– adjusted*	**44.8**	44.3
Cash generated from operations £000	**25,264**	32,732

* Adjusted for special items after taxation

Chairman's Statement

This past year has been a successful one for Consort Medical despite being one of turmoil in the pharmaceutical sector. It is natural that our shareholders and stakeholders want to know how we are facing the challenges of the fast-changing healthcare environment and how we plan to grow Consort Medical's business to produce profitable results, return value to shareholders and provide safe and effective products for all the patients with whom we come into contact.

I am happy to report that Consort Medical has delivered on all fronts despite facing some interesting challenges in 2007 and 2008.

We gained shareholder approval to change our name to Consort Medical last October. This change reflects the Group's strategy to focus on medical devices.

In December the Board was pleased to appoint Jon Glenn as our Chief Executive following the resignation of Mark Throdahl. Jon did a very good job as Finance Director and has stepped seamlessly into his new role.

In October we announced a restructuring of the business and the closure of the Milton Keynes plant following Pfizer's withdrawal from the promotion and marketing of Exubera•. A termination payment from our customer Nektar Therapeutics of £11 million was received in February and this has covered our margin for the remainder of the financial year for Exubera• devices together with a significant proportion of the costs of the UK restructuring. The last programme is scheduled to exit Milton Keynes at the end of June. In the UK the Bespak division will then operate from our facility at King's Lynn.

Despite this restructuring and a very preliminary takeover approach which came to nothing, the Group is in a strong position to take advantage of the growth in both its Bespak and King Systems divisions. This year we have achieved record sales of HFA valves for the US albuterol market and benefited from strong sales of Diskus™ for Advair which is used to treat asthma and Chronic Obstructive Pulmonary Disease (COPD). These results, together with the Food & Drug Administration's (FDA's) recent guidance requiring all new aerosol drug dispensers to have dose counters, positions the Group well for the future.

Performance

In the year to 3 May 2008, Group revenues of £126.5 million were unchanged in total from 2007. Sales of products and services (excluding tooling and equipment that are customer funded) declined by 3% to £120.4 million (2007: £123.7 million), mostly reflecting the lower sales of the Exubera• device and Pfizer's decision to exit marketing Exubera• in October. Sales of other devices within the Bespak division increased in the year, driven by increased volumes of HFA valves. The King Systems anaesthesia division increased revenues by 3% to £31.9 million (2007: £31.0 million), with the increase at constant exchange rates being 8%.

The operating profit before special items in the Bespak inhaled drug delivery division fell by 2% to £14.2 million (2007: £14.6 million) principally due to the reduced Exubera• device sales. Operating profit before special items in the King Systems anaesthesia division declined by 4% to £4.8 million (2007: £4.9 million). On a constant exchange rate basis, operating profit at King increased by 1% after continuing investments in new sales and marketing and research and development initiatives.

Net operating margin before special items was maintained at 15.8%.

Profit before tax and special items increased by 1% to £17.6 million (2007: £17.4 million). Whilst operating profit before special items declined by 3% to £19.0 million (2007: £19.5 million), this was offset by lower net finance costs which fell from £1.8 million in 2007 to £1.0 million this year.

▶ Bespak is the world's **leading producer** of inhaler alves. The valve is the most technically complex element ı a metered dose inhaler (MDI), and it is critical to elivering consistent doses to patients.



Bespak produces 200 million valves every year.


bespak
Mechanical Dose Counter
Dose Counter
200



\ccurate

ıe BK640 Mechanical Dose Counter accurately indicates the untdown from a maximum number of doses so that patients ıow precisely how many doses remain in the inhaler, hence ducing the risk of the patient running out.

Chairman's Statement continued

Profit before tax from continuing operations declined by 53% to £7.3 million (2007: £15.6 million) due to a number of special items[1] following the termination of the Exubera® device manufacturing contract.

The Group tax rate on profit before special items was 27.9% (2007: 28.2%). The tax rate on special items was 31.1% (2007: 39.6%). This reflects the higher rate of tax on the amortisation charge in the US business, and the change in the basis of calculating deferred tax on the property at Milton Keynes due to the plant closure.

Earnings per share increased 1% to 44.8p (2007: 44.3p), as adjusted for special items and the results of discontinued operations. Basic earnings per share were 9.3p (2007: 34.8p).

The Board is recommending a maintained final dividend of 12.1p per share such that the total dividend for the year amounts to 19.1p (2007: 19.1p). The final dividend will be paid on 24 October 2008 to those shareholders on the register on 26 September 2008. The maintained dividend reflects both the strength of the Group's balance sheet and its confidence in its future prospects. Dividend cover, based on earnings before special items, was 2.4 times (2007: 2.3 times).

The Group's businesses are strongly cash generative. Cash generated from continuing operations was £25.3 million (2007: £32.7 million). Net debt at 3 May 2008 was £13.7 million (2007: £18.2 million).

Directors
In December 2007 Mark Throdahl stepped down from the Board as Chief Executive and was replaced by Jonathan Glenn. On behalf of the Board and shareholders I would like to thank Mark for his contribution to the Company over the past five years. As a result of Jon taking the CEO role we were left without a finance director. Paul Boughton our Corporate Development Director ably stepped into the role as Acting Finance Director and the Board would like to thank him for his hard work in what has been a challenging few months. At the time of announcement of the preliminary results we were pleased to announce the appointment of a new Finance Director Toby Woolrych who will join the Company in the autumn. Toby qualified with Arthur Andersen and most recently has been Chief Operating Officer at ACTA SpA, an AIM listed Italian catalyst business where he was responsible for strategy, investor relations, and strategic finance.

People
We are constantly looking at ways to operate more effectively and unfortunately as a result of the restructuring we have lost 165 people.I would like to thank all our employees in both the UK and the US for their hard work in ensuring that Consort Medical continues to deliver quality products to all our customers and to provide value to our shareholders.

Outlook
As expected, progress in 2007/08 has been broadly flat despite the loss of the Exubera contract. Both the Bespak and King Systems divisions are performing to plan and we continue to evaluate acquisition opportunities. Looking forward into next year we expect to see modest growth as the HFA valves completely replace the CFC valves at the end of 2008, and our metered dose inhaler programmes start to enter clinical trials.

With our strengthened management team, the potential for the development of new products, our marketing and distribution network and our opportunity to expand geographically we are confident of the Group's future.

John Robinson
Chairman
23 June 2008

1 Special items
The special items include impairment charges for the Milton Keynes property and equipment, employee severance costs, other plant closure costs and amortisation of acquisition related intangible assets, and amount to £9.4 million (2007: £1.8 million).

→ Bespak has produced over **400 million** Diskus devices since it came on the market over thirteen years ago. It has proved to be the most successful dry powder inhaler all over the world. Our rigorous processes ensure that each one is manufactured to the highest standards.







Cleanroom manufacturing at Bespak King's Lynn.





Consistent

Throughout the relationship with GSK, Bespak has demonstrably improved the process, tooling and equipment necessary to deliver substantially higher volumes, ensuring that the exacting quality levels have been realised and maintained.

Operating Review

Revenue
United Kingdom
£29.56m
23.4%

Europe
£29.42m
23.2%

Consort Medical is a leader in medical devices for inhaled drug delivery and anaesthesia.

Our focus is on quality, both of our devices and our ability to deliver, on time, hundreds of millions of devices every year to ensure the safe and effective delivery of medicines and airway management within hospitals, emergency settings and in everyday life.

The past year has been one of significant change for the Group and also one where swift and decisive management actions have resulted in a strong financial performance in spite of losing a major manufacturing contract. This achievement demonstrates the underlying quality and financial resilience of our business.

In September we changed our name to Consort Medical plc to reflect the focus of the business on medical devices now that our final association with the packaging industry is behind us.

In October Pfizer announced the withdrawal of Exubera®, their inhaled insulin medicine, from the market. Consort Medical had been one of two manufacturers of the inhalation device used with Exubera®. As a result of the Pfizer announcement, we undertook a restructuring of the Bespak inhaled drug delivery division. A termination payment from our customer Nektar Therapeutics of £11 million was received in February and this has covered our margin for the remainder of the financial year for Exubera® devices together with a significant proportion of the costs of the UK restructuring. The restructuring resulted in the Milton Keynes facility undergoing a phased closure (that will be completed by the end of June) in preparation for a sale of the property. The technologies and device services business segments have been consolidated to form the Bespak division, and with the closure of the Milton Keynes facility the Bespak divisions' UK activities are now all based in King's Lynn.

A portfolio review of the device service business was also performed, with the most significant programmes, with our blue chip customers, being retained.

Consort Medical operates through two divisions:

Bespak division which is a leading supplier of asthma inhaler valves and other respiratory drug delivery devices and has a potentially significant emerging business in dose counters; and

King Systems division which is a US market leader in breathing circuits, face masks, and other disposable airway management products that are sold to anaesthetists in hospitals and to emergency medical practitioners.

As well as the restructuring we have carried out a complete review, with the help of external consultants, of all our manufacturing operations across the Group. The results of this review are still being examined but it is clear that we can achieve some significant savings by moving some of our manufacturing to lower cost environments.

We are also investing for the future and are instigating further research and development activities within both divisions. This modest increase will be funded by savings from our continuous improvement programmes.

Despite these challenges Consort Medical performed well during the year and is in a strong position to take advantage of the growth in both its Bespak and King Systems divisions. We have achieved record sales of HFA valves for the US albuterol market and benefited from strong sales of Diskus™ for Advair. These products, together with the FDA's guidance requiring all new aerosol drug dispensers to have dose counters, give us confidence for the future.

In addition to organic growth we also have plans to grow by selective acquisition. Our expertise in terms of management and operations is in the healthcare sector and we see a number

· Bespak produces **200 million** valves every year.
ɹr rigorous processes ensure that each one is 100%
:curate and efficient in its dose delivery. This, of course,
incredibly important in the delivery of medication.



Functional and analytical product testing.




Bespak

Reliable

e 'Easi-fill' valve developed by Bespak requires no priming and
ovides a drug delivery solution that gives a consistently accurate
ıse with a single actuation, resulting in greater regime compliance
patients need only take one puff of their inhaler rather than
e two usually recommended. This reduces waste and, with the
owing likelihood of more expensive drugs being delivered,
ould offer a significant economic advantage.

Operating Review continued

Revenue
United States
£59.63m
47.2%

of opportunities for growth, some of which are outside the confines of respiratory and anaesthesia but still fall within our strong capabilities within healthcare.

Bespak division

Bespak is a leader in the manufacture of metered dose inhaler valves, produced primarily for pharmaceutical customers to deliver drugs for the prevention and treatment of asthma and Chronic Obstructive Pulmonary Disease (COPD). The division also provides a range of development, industrialisation and manufacturing services which enable customers to market their own patented designs of dry powder inhalers or other specialty devices.

Mechanical dose counter programme

The FDA guidance requiring dose counters (which indicate the number of doses left in an inhaler) on all metered dose inhaler drugs in the US is an opportunity for further growth. We have invested in a dedicated clinical trial supply unit at our King's Lynn facility and are working together with a number of pharmaceutical companies evaluating our proprietary dose counter. We estimate that a dose counter will generate approximately twice the revenue of a metered dose inhaler valve and which equates to a £20 million to £30 million revenue opportunity for us in the next three to five years.

Valve volumes

Overall valve volume sales grew 1% in the period. Sales of HFA valve volumes in the period increased 27%. This was offset by the decline (53%) in the supply of CFC valve systems. Bespak has now ceased manufacture of CFC valves and will conclude shipments of CFC valve products in the first half of 2008/09.

Our customers continue to hold a majority share of the US HFA Albuterol market; we expect the transition of the remaining CFC Albuterol products to be complete by the fourth calendar quarter of 2008. Bespak has signed an exclusive supply agreement with our largest HFA valve customer which secures our position in this market for the medium term.

Elastomer component manufacturing

A significant part of the technical superiority of Bespak's inhaler valves is our elastomer technology. The supply of these components is split between our in-house facility and our long-term relationship with West Pharmaceutical Services (WPS). During the period we signed a long-term supply agreement with WPS which will support the expansion of their capacity and secure our dual sourced capability for the long term.

King Systems division

King Systems is a leading supplier of anaesthesia equipment primarily to the US market. The product range is made up of proprietary airway management devices, including face masks, breathing circuits, laryngeal tubes and a disposable optical laryngoscope (AIRTRAQ®).

This year we have increased our focus on research and development, and on sales and marketing at King Systems and this has led to an increased cost base. We are currently streamlining our manufacturing operations to offset the impact on margins in future years.

Sales of proprietary airway products continued to grow throughout the year, with the KING LT™ product range of laryngeal tubes and the AIRTRAQ® range of disposable optical laryngoscopes penetrating further into the pre-hospital market. The KING LTS-D™ EMS kit, featuring the KING LTS-D™ laryngeal airway, continues to gain acceptance and is becoming the standard of care for pre-hospital airway management. Led by the Flex2 the proprietary single limb circuit continues to show strong growth taking share from the traditional two-limb circuit. The King Systems Flex2 circuit provides the benefit of having

→ Each day over **30,000** King Systems products provide compassionate solutions to patients around the world.



Airway management using King Systems products.





Dependable

King Systems provides a comprehensive and dependable range of airway management devices to assist clinicians and the emergency services in the safe establishment of patients' airways in EMS and acute care environments.

Operating Review continued

Revenue
Rest of the World
£7.86m
6.2%

one circuit available for patients of neonatal size and greater, helping reduce inventory and simplifying the supply chain. The flexible design and lightweight features allow easy manoeuvrability and maximum convenience for the clinician.

King also made further advances during the year in the paediatric segment of the market, with continued growth of its Operation: Kid Stuff® product line. Highlighted with child-friendly scented facemasks in bubblegum, strawberry, and cherry scents, the line also includes brightly coloured breathing bags, breathing circuits specially designed for the paediatric patient and paediatric sizes of the KING LT-D™ laryngeal tube.

King Systems has historically generated over 90% of its sales in the US and has had little focus on Europe and the Rest of the World. The market outside the US is at least as large as the US and presents a significant opportunity for growth for the King business. We have a general manager in place to focus specifically on these geographies and we aim to grow in this area both organically and by acquisition.

With a renewed focus on innovation and bringing new products to the market King is currently undertaking a significant research and development programme to deliver novel and proprietary airway management products, and is also in late stage discussions with two companies in reference to licensing worldwide rights to two further airway management devices.

Emergent Respiratory Products (ERP) PortO2Vent Continuous Positive Airway Pressure (CPAP) system continues to gain market share in the pre-hospital market.

CPAP continues to gain acceptance as the treatment of choice for treating Congestive Heart Failure (CHF) patients in the pre-hospital setting. Work also continues to expand utilisation of CPAP for other patient conditions such as Chronic Obstructive Pulmonary Disease (COPD). However this has been slower than we had first anticipated and we have therefore written down our investment in ERP to a level consistent with our current expectations of the financial development of the business.

Outlook

Consort Medical is in a stable sustainable position from which to move forward. We are the supplier of choice for our customers and have long-term contracts and a broad range of products from which we can develop the Company in the healthcare sector; within the operating theatre; within the wider hospital, in emergency services and in everyday life.

Jonathan Glenn
Chief Executive Officer
23 June 2008

→ The Sweet Dreams line of face masks is manufactured in one of **3** scents, either strawberry, cherry or bubble gum. Delivering anaesthesia to a child, which requires skill, patience and experience. King Systems' goal in developing the Sweet Dreams line of scented pediatric face masks is to increase efficiency, while reducing the overall stress of anaesthetic delivery to children.

Operation: Kid Stuff



King Systems Paediatric range of breathing circuit products.





Reassuring

Surgical procedures are stressful for children. The King Systems range "Operation: Kid Stuff" is designed to create a more reassuring experience.

Financial Review

Consort Medical had a successful but challenging financial year in 2008, primarily due to the reduced sales of the Exubera® inhalation device leading to the cancellation of the related manufacturing agreement and the restructuring of the Bespak division which is responsible for inhaled drug delivery devices. Despite reduced revenues we are pleased to report small increases in adjusted profits and earnings per share. This achievement demonstrates the underlying quality and financial resilience of our businesses. The restructuring of the Bespak division is now largely complete. Total revenue from products and services decreased 3% to £120.4 million. Adjusted profit before tax increased 1% to £17.6 million (2007: £17.4 million). Adjusted earnings per share increased 1% to 44.8p (2007: 44.3p).

Ceasing to manufacture the Exubera® device plus the settlement from Nektar helped contribute to a positive cash flow performance and reduced borrowings at the year end. Overall the restructuring of the Bespak business will be cash positive even before the sale of the Milton Keynes property. Net debt at year end was £13.7 million (2007: £18.2 million) leaving the Group well positioned to finance future growth both by acquisition and organically.

Revenue

Group revenues of £126.5 million were unchanged in total from 2007. Excluding sales of tooling and equipment that are customer funded, sales of products and services declined by 3% to £120.4 million (2007: £123.7 million), mostly reflecting the lower sales of the Exubera® device and Pfizer's decision to exit marketing Exubera® in October. Sales of other products within the Bespak division increased in the year, driven by increased volumes of HFA valves. The King Systems anaesthesia division increased revenues by 3% to £31.9 million (2007: £31.0 million), with the increase at constant exchange rates being 8%.

Operating profit before special items

The operating profit in the Bespak inhaled drug delivery division fell by 2% to £14.2 million (2007: £14.6 million) principally due to the reduced Exubera® device sales. Operating profit from the King Systems anaesthesia division declined by 4% to £4.8 million (2007: £4.9 million). On a constant exchange rate basis, operating profit at King increased by 1% after continuing investments in new sales and marketing initiatives.

Net operating margin before special items was maintained at 15.8%.

Profit before tax and special items

Profit before tax and special items increased by 1% to £17.6 million (2007: £17.4 million). Whilst operating profit declined by 3% to £19.0 million (2007: £19.5 million), this was offset by lower net finance costs which fell from £1.9 million in 2007 to £1.0 million this year.

Cancellation of Exubera® marketing by Pfizer, termination of Nektar manufacturing agreement, closure of Milton Keynes facility, and restructuring of Bespak operations

In October 2007 Pfizer announced its withdrawal from the promotion and manufacture of its inhaled insulin drug Exubera®. Bespak had been one of two manufacturers of the inhalation device used with Exubera®. The manufacturing of the Exubera® device was governed by a contract with Nektar Therapeutics dated 16 August 2000. At the time of the Pfizer exit decision, the commercial arrangements that applied between Nektar and Bespak included minimum contract manufacturing margin rights and cost recovery of allocated amounts to cover direct labour, indirect labour and overheads of the Milton Keynes facility. Bespak had been invoicing and receiving payment from Nektar on this 'Cost Plus' basis since the start of commercial manufacturing in November 2005.

Following the Pfizer announcement, Consort Medical undertook a restructuring of the Bespak inhaled drug delivery division. As a result the Milton Keynes facility has undergone a phased closure in preparation for a sale of the property and the business has been consolidated into the King's Lynn facilities. Although Bespak had been formally requested by Nektar to stop manufacturing the Exubera® devices in October 2007 following the Pfizer decision, the timing of this restructuring was dependent on agreeing a financial and legal settlement with Nektar under the termination provisions of the contract.

On 14 February 2008 Bespak and Nektar signed a termination and mutual release agreement, under which Bespak would receive the sum of £11 million. The only continuing obligations of Bespak under the agreement relate to the decommissioning and shipment of various items of Nektar equipment at Milton Keynes, if required by Nektar. Various other contractual liabilities remained in place under the terms of the settlement agreement and provisions for these have been made in the year end balance sheet.

The £11 million payment was received on 27 February 2008. The amount received has been allocated to cover accounts receivable balances, inventories on hand and supplier commitments at the termination date, contract manufacturing margin commitments, redundancy and other employment termination costs of Bespak employees dedicated to the manufacture of the Exubera® device and a contribution towards the carrying value of fixed assets at the Milton Keynes facility.

The closure of the Milton Keynes facility has affected various other development and manufacturing programmes for customers other than Nektar. A number of programmes that are close to commercial launch have been relocated to Bespak's operating facility in King's Lynn, whilst negotiated exits have been agreed for activities with longer term commercial profiles.

Financial Review continued

Special items

An analysis of special items included within operating expenses is as follows:

	2008 £000	2007 £000
Impairment charge on fixed assets at Milton Keynes	(6,683)	–
Employee severance costs	(3,644)	–
Other plant closure costs	(1,807)	–
Allocation of customer settlement	4,433	–
Exceptional operating expenses	(7,701)	–
Amortisation of acquisition related intangible assets	(1,665)	(1,752)
Special items charged to operating expenses	(9,366)	(1,752)

The impairment charge arises on the property and equipment at Milton Keynes where manufacturing will cease in June 2008, at which point the site and surplus items of plant and equipment will be made available for sale. The carrying value of the property has been based on an independent valuation at the end of April 2008. It is lower than originally anticipated, reflecting the downturn in the commercial property market in the past six months.

Employee severance costs are in respect of the closure of the facility at Milton Keynes, the related restructuring of the Bespak Inhaled Drug Delivery division at King's Lynn, the change of Chief Executive and a restructuring at the King Systems division in the USA.

Other plant closure costs include settlement of contractual obligations with suppliers and customers, the costs associated with moving products to Bespak's King's Lynn facility or alternative suppliers, and decommissioning costs of remaining equipment.

Out of the £11 million received from Nektar, £4.4 million has been allocated against the gross impairment charge, severance and other plant closure costs.

The majority of the special costs for 2008 were non-cash items, and overall the closure of the Milton Keynes facility will be cash positive.

Finance costs

Net finance costs for the year amounted to £1.0 million, a reduction of 46% from the previous year.

	2008 £000	2007 £000
Finance income	874	601
Finance expense	(1,872)	(2,017)
Other finance income/(expense)	2	(433)
Net finance costs	(996)	(1,849)

Finance income comprises mainly interest receivable on cash deposits, primarily in Sterling.

The finance expense arises on USD debt taken out to fund the acquisition of King Systems Corporation in 2005. The lower interest expense reflects the significant reduction in USD interest rates in the second half of the financial year.

Other finance costs in 2008 comprise the net finance costs of the defined benefit scheme, being the difference between the expected rate of return on scheme assets less the notional interest on scheme liabilities. In 2007, other finance costs included £0.3 million for the finance element of the deferred consideration payment made to the former shareholders of King Systems Corporation.

Share of loss from associate

The loss from associates represents the Group's share of losses from Emergent Respiratory Products Inc.

Profit before tax from continuing operations

As a result of the special items, profit before tax declined by 53% to £7.3 million (2007: £15.6 million).

Tax

The Group tax rate on profit before special items was 27.9% (2007: 28.2%). The tax rate on special items was 31.1% (2007: 39.6%). This reflects the higher rate of tax on the amortisation charge in the US business, and the change in basis of calculating deferred tax on the property at Milton Keynes due to the plant closure.

The tax rate for 2009 will be impacted by the change in legislation on industrial buildings allowances in the UK. There will be a gradual phasing out of this relief over the next three years. Consequently in future there will be a depreciation charge on buildings in the accounts with no corresponding allowance for tax purposes. Assuming the finance bill is approved as expected there will be an exceptional charge for deferred tax in the 2009 financial statements reflecting this change in legislation.

Earnings per share

Earnings per share increased 1% to 44.8p (2007: 44.3p), as adjusted for special items and the results of discontinued operations. Earnings per share on an unadjusted basis were 9.3p (2007: 34.8p).

Discontinued operations

The investment in Integrated Aluminium Components Limited (IAC) is being treated as an asset held for sale, consequently the results of IAC have not been consolidated. The estimated loss after tax that will arise on the disposal of the investment is shown in the income statement as a loss from discontinued operations. There is a more detailed note on IAC later in the report.

The comparative data for discontinued operations is in

Financial Review continued

respect of the UK consumer dispenser business that ceased operations in October 2006.

Dividends

The Board is recommending a maintained final dividend per share of 12.1p (2007: 12.1p), such that the total dividend for the year amounts to 19.1p (2007: 19.1p). The final dividend will be paid on 24 October 2008 to shareholders on the register on 26 September 2008. Because of the special costs in 2008, the dividend will be paid partly from reserves. The maintained dividend reflects both the strength of the Group's balance sheet and its confidence in its future prospects Dividend cover, based on earnings before special items, was 2.4 times (2007: 2.3 times).

Cash flow

	2008 £000	2007 £000
Operating profit from continuing activities	**9,622**	17,773
Depreciation, amortisation and impairments	**14,497**	8,264
EBITDA	**24,119**	26,037
Working capital and other movements	**1,145**	6,695
Cash generated from continuing operations	**25,264**	32,732
Interest, tax and dividends	**(9,439)**	(11,338)
Investing activities	**(9,679)**	(14,976)
Other movements	**(1,312)**	37
Cash inflow for the period	**4,834**	6,455

The Group's businesses are strongly cash generative. EBITDA was £24.1 million in 2008, compared to £26.0 million in 2007. After working capital and other movements, cash generated from operations amounted to £25.3 million (2007: £32.7 million). The cash inflow in 2008 partly reflects the contract termination agreement with Nektar, under which Bespak received a total of £11 million, from which all outstanding obligations for receivables and inventory were settled.

Investing activities include cash outflow on capital expenditure of £8.6 million (2007: £7.3 million). Also included within this category is an investment of £3.6 million in Integrated Aluminium Components Limited.

Net cash flow for the period was £4.8 million (2007: £6.5 million). After exchange rate movements on USD denominated loans, net debt at 3 May 2008 was £13.7 million (2007: £18.2 million).

Capital expenditure

Capital expenditure of £9.8 million (2007: £7.9 million) exceeded depreciation for the continuing business of £6.0 million by £3.8 million.

The inhaled drug delivery business requires significant capital investment in infrastructure and equipment. Expenditure in the new financial year is expected to be approximately two times depreciation as we invest in additional capacity for our expanding HFA valve business and commence the building of a new facility at King's Lynn for the manufacture of dose counters.

Balance sheet

Goodwill and intangible assets

Upon acquisition of King Systems Corporation, intangible assets were capitalised and are now being amortised over their useful lives. Goodwill, being the difference between purchase consideration and net assets (including intangible assets), is capitalised but not amortised. At the year end, the carrying value of goodwill (£36.2 million) and acquisition related intangible assets (£10.1 million) were reviewed and no impairment was required.

Fixed assets

The Milton Keynes facility will remain operational until the end of June 2008. As a consequence the property and equipment that will ultimately be sold remain classified as fixed assets at the year end, after an impairment charge that reflects their expected net realisable values. Once manufacturing operations cease in June any remaining fixed assets will be reclassified as assets held for sale and no further depreciation will be applied. The deterioration in the property market in the past few months has resulted in a reduction in the expected sale value of the property from that originally used in the impairment calculation at October 2007.

Assets held for sale

The investment in Integrated Aluminium Components Limited has been treated as a business available for sale. The net carrying value in the balance sheet is £0.5 million which represents the estimated net recoverable value of the business.

Provisions

At the end of the year, there were provisions of £4.0 million relating to the closure of the Milton Keynes facility and the restructuring of the Bespak division. These provisions are expected to be mainly utilised in the first half of the new financial year.

Financing and liquidity

Net debt at the year end comprises:

	2008 £000	2007 £000
USD denominated debt	**(32,025)**	(35,125)
Other borrowings	**(3)**	(329)
Net cash balances	**18,287**	17,274
Net debt	**(13,741)**	(18,180)

Financial Review continued

At the year end, the Group had net debt of £13.7 million (2007: £18.2 million) and undrawn committed facilities of £21.3 million (2007: £22.3 million). Taking into account the cash balances available, the total headroom at the year end was £39.6 million (2007: £39.6 million). The Group operates well within its financial covenants and limits of available funding.

The USD denominated debt comprises a five year term loan, repayable quarterly, and a revolving credit loan. These loan facilities expire in December 2010. The USD debt qualifies as a net investment hedge against the Group's assets in the USA, consequently any currency revaluation gains and losses are taken to exchange reserves within equity. In March 2008 a second interest rate swap for $20 million was taken out to lock into the lower USD interest rates prevailing at that time. As a consequence, at the year end 62% (2007: 37%) of the USD debt was at fixed interest rates. The weighted average cost of the swaps was 4.47% (2007: 5.51%).

The Group adopts a conservative policy for the investment of its surplus funds. Cash is invested with reputable financial institutions approved by the Board.

Foreign currency

The UK business has a currency exposure through transactions denominated in foreign currencies. Exposures are matched wherever possible and the net position is hedged using forward contracts. The withdrawal of Exubera® and the change in customer mix for HFA valves has resulted in a significantly lower level of USD denominated sales in the Bespak business, thus reducing the transactional exchange risk.

The continuing weakening of the US dollar during the year has had an impact on the results of King Systems when reported in sterling. The translation effects of exchange rate movements on the income statement are not hedged.

The average rate of exchange between sterling and the US dollar was $2.01 (2007: $1.91), the year end rate of exchange was $1.975 (2007: $2.00).

Share price performance and market capitalisation

Consort's share price ended the year at 616 pence per share compared with 729 pence per share at 28 April 2007. The closing price represents a market capitalisation of £177 million compared with £207 million at the beginning of the financial year.

Pensions

Bespak operates a defined benefit pension scheme in the UK that is closed to new employees, who are eligible to join a defined contribution pension scheme.

As at 3 May 2008, the deficit was £7.8 million under IAS 19 (2007: £10.8 million). The Company will continue to make additional annual contributions of £1.7 million, as agreed with the Trustees, to eliminate the deficit.

The Company and the Trustees are in discussion over an accelerated timetable for preparation of the 30 April 2008 actuarial valuation. Once the results of the valuation and future funding are agreed with the Trustees, the Company intends to consult with its employees over proposals for changes to the scheme that will be designed to address the costs of the scheme going forward.

Emergent Respiratory Products

In April 2007 we invested $3 million (£1.5 million) of new share capital in return for a 51% shareholding in Emergent and the right (ultimately the obligation) to acquire the remaining equity at predetermined multiples of profits based on the period calendar 2009 to 2011. Emergent was a start up operation with a patented product line, requiring finance to build a sales organisation serving the pre-hospital sector in the US. While Emergent has made significant progress since our investment, achieving consistent operating profits has taken longer to achieve than was anticipated. As a result, we have taken the decision to impair the value of the investment in Emergent to a level consistent with our current expectations of the financial development of this business, which has resulted in an impairment charge of £0.95 million included in special items.

Integrated Aluminium Components

On 17 July 2007, Integrated Aluminium Components Limited (IAC), a newly incorporated subsidiary, invested £1.5 million to acquire plant and equipment, inventories and certain other assets and liabilities of Decorpart Limited. Decorpart was a critical supplier of anodised ferrules to Bespak. IAC purchased the assets from the administrative receivers to Decorpart, and Bespak then injected working capital into IAC. In total the investment in IAC was £3.6 million at the end of the year before the impairment charge.

The operating performance of IAC has improved significantly under our ownership, and the business recorded an operating profit in the last quarter of the financial year.

An active sale process is being conducted to find an appropriate new owner for IAC who would be a secure long term supply source to Bespak. We have, however, taken a conservative view of the sale price that might be achieved for IAC, which has resulted in an impairment charge of £3.1 million to reduce the carrying value of our investment to a level corresponding to our estimate of the minimum value we might realise.

International Financial Reporting Standards

These results for the 53 weeks ended 3 May 2008 are prepared under International Accounting Standards and International Financial Reporting Standards (IFRSs) as adopted by the European Union. There have been no new standards during the year that have significantly impacted the results of the Group.

Board of Directors

John Robinson (67)
Chairman
John was appointed Chairman of Consort Medical plc in 2004. John is also Chairman of the Company's Nomination Committee and a member of the Remuneration Committee. From 1990 to 1997 John was Chief Executive of Smith & Nephew plc. He was subsequently Chairman of Smith & Nephew plc until 2000. From 1999 until 2007 John was Chairman of George Wimpey plc. He is currently Chairman of Affinity Healthcare Limited and Oasis Healthcare Limited, Deputy Chairman of The Abbeyfield Society and is Operating Partner of Duke Street Capital Limited.

Dr. Peter Fellner (64)
Non-Executive Director
Dr. Peter Fellner was appointed in November 2005. He is Chairman of the biotechnology companies Vernalis plc, Acambis plc, and Astex Therapeutics Ltd. In addition, he serves as a Director of QinetiQ Group plc, and of two European biotechnology companies, UCB SA and Evotec AG. Dr. Fellner previously served as Chairman of Celltech Group plc from 2003 to July 2004, having been CEO from 1990 onwards. Before joining Celltech, he was CEO of Roche UK Limited from 1986 to 1990. Peter chairs the Remuneration Committee, is the Senior Independent Director, and also serves as a Member of the Nomination Committee.

Jonathan Glenn (39)
Chief Executive Officer
Jonathan Glenn was appointed Chief Executive Officer in December 2007 and before that had been Group Finance Director since September 2006. Prior to joining Consort Medical plc, Jonathan was global Head of Finance at Celltech Group plc and later Chief Financial Officer of Akubio Limited. Jonathan is a member of the Institute of Chartered Accountants in England and Wales. Jon is a member of the Nomination Committee.

Paul Boughton (52)
Executive Director
Paul Boughton was appointed as an executive director in June 2006, having served as Corporate Development Director since August 2005. Paul has also served as Acting Finance Director since 5 December 2007. Prior to joining the Company, Paul was Corporate Development Director and a member of the Board at Spectris plc. In addition he was a Non-Executive Director of Raymarine plc from December 2004 to May 2008. Paul has over twenty years' financial and business development experience in high technology manufacturing. A degree graduate in business economics, Paul is also a qualified chartered accountant.

Chris Banks (58)
Non-Executive Director
Chris Banks was appointed to the Board in April 2006. He is currently the Senior Independent Director and Chairman of the Audit Committee of Detica Group plc, The Innovation Group plc and Medical Marketing International Group plc. Chris is a chartered accountant and is a member of the Association of Corporate Treasurers. Chris chairs the Consort Medical plc Audit Committee and is a member of the Nomination Committee.

Jim Dick (55)
Non-Executive Director
Jim Dick was appointed in April 2006 having served as President of Smith & Nephew's plc's Wound Management division since 1999. Jim is a director of Hull City Build, Hull's regeneration company; President of the Humber Branch of the Chartered Institute of Marketing and a director of Plant Broadcasting Company Ltd. Jim is also a member of the Council of the University of Hull and the Management Board of HullYork Medical School. Jim is a member of the Remuneration, Audit and Nomination Committees and has been appointed Chairman of the Company's newly formed Corporate Social Responsibility (CSR) Committee.

George Kennedy CBE (67)
Non-Executive Director
George Kennedy was appointed to the Board in August 2006. He is currently Chairman of E2v Technologies plc, Deputy Chairman of Vernalis plc, and Chairman of Eschmann Limited. A former Chairman of Smiths Industries Medical Group, George also served as Chairman of the Trade Advisory Group for Africa and the Middle East from August 2000 to December 2003. He is a past Chair and current President of the ABHI and is Chairman of Kent County Cricket Club. George was awarded the CBE in 1997 for services to the Healthcare Industry. George is a member of the Audit Committee and the Nomination Committee.

Jenny Owen (53)
Company Secretary and Group General Counsel
Jenny joined Consort Medical plc in March 2006 as Company Secretary and Group General Counsel. She qualified as a solicitor in 1981 and is a member of the Law Society.





Far left: Jonathan Glenn
Left: John Robinson

Right: Paul Boughton
Far right: Jim Dick









Far left: George Kennedy
Left: Chris Banks

Right: Peter Fellner
Far right: Jenny Owen





Directors' Report

The directors of Consort Medical plc (the 'Company') present their report (the 'Report') and the audited financial statements of the Group for the 53 weeks ended 3 May 2008.

This Report has been approved by the Board and prepared by the Company Secretary, Jenny Owen, who has signed it on the Board's behalf.

The principal activities of the Group

The principal activities of the Group are the design, development and manufacture of specialty medical drug delivery devices and services to the pharmaceutical industry and disposable airway management products for critical care settings in hospitals. Our products include metered dose inhalers, dry powder devices, actuators, compliance aids, disposable facemasks, breathing circuits and laryngeal tubes.

The Group operates through two divisions: Bespak division and King Systems division.

A review of the Group's business can be found on pages 10 to 19. This review includes a balanced and comprehensive analysis of the development and performance of the business of the Company and the position of the Company at the end of the year, consistent with the size and complexity of the business.

Consort Medical plc is incorporated under the laws of England and Wales (Company Number 00406711). Its registered office is situated at Breakspear Park, Breakspear Way, Hemel Hempstead, Herts HP2 4UL.

Principal risks and uncertainties

The Group has identified the following factors as principal potential risks to the successful operation of the business and has identified the steps it takes to manage those risks:

Reliance upon key customers
The Group has a degree of reliance on key customers but continues to take steps to diversify its customer base.

Interest rate risk
The Group's policy is to convert a portion of its floating rate debt into fixed rates using interest rate swaps (note 29).

Supply chain
The Group works in partnership with key suppliers to manage the risks of delay or interruptions to supply.

Liquidity risk
The Group ensures that its margins are sufficient to exceed normal operating costs and its operating subsidiaries are cash generative.

Regulatory risk
The operations of the Group are subject to various regulatory requirements. A strong compliance regime is in force and regular reviews and audits take place.

Development risk
The Group is developing a mechanical dose counter which may fail in clinical trials. The Group is developing the technology as a platform for multiple programmes to reduce the exposure to any individual trial.

Key employee retention
The Group's employment policies and remuneration and benefits packages are designed to attract and retain key staff. There is also investment in training and development of staff to this end.

Pension risk
Amongst the Group's pension schemes is a defined benefit scheme. The liability of the Company under this scheme is subject to risks associated with the value of investments and returns derived from the investments and also from increase in life expectancy. The Company works closely with the trustees of the defined benefit scheme to manage the volatility of liabilities and spread risk from investments. It also makes regular payments into the scheme to reduce the pension deficit.

Business continuity
A major incident or an event such as a flu pandemic or accident at its ethanol plant could impact upon the ability of the Company to operate. The Company has plans to maintain continuity in such circumstances.

Research and development risk
Products in the research and development portfolio could fail in clinical trials. The Company follows rigorous processes in carrying out research and development.

Product development and research investment

The Group has a programme of continuous investment in its product development activities. During the year, the Group invested £4.323 million (2007: £4.217 million) in research and development expenditure.

Financial risk management

The Group's operations expose it to a variety of financial risks that include the effects of credit risk, interest rate risk and currency risk.

1. Credit Risk – the Group has implemented policies that require appropriate credit checks on potential customers before sales over a certain limit are agreed.
2. Interest Rate Risk – the Group is subject to interest rate risk on its bank loan, the terms of which are reviewed by the Board on a regular basis. The Group's policy is to convert a portion of its floating rate into fixed rate using interest rate swaps.
3. Currency Risk – the Group is a sterling denominated group which receives some of its income in US dollars. It has

rectors' Report continued

ıedging agreements in place to minimise currency 'luctuation.
.iquidity Risk – the Group ensures that its margins are ;ufficient to exceed normal operating costs and its operating ;ubsidiaries are cash generative.
ᵓrice risk – the Group is not exposed to commodity price risk.

Vlore information on financial instruments is given in note 29 he accounts.

Γhe Board is responsible for establishing and maintaining Group's system of internal control and for reviewing the ꜫctiveness of these controls. Internal control systems are igned to meet the particular needs of the Group and the s to which it is exposed. By their nature, internal control ems are designed to manage rather than eliminate the risk 'ailure to achieve business objectives and can provide only ;onable and not absolute assurance against material statement or loss.

n accordance with the Turnbull Guidance (2005) the Board reviewed the effectiveness of the Group's internal systems :ontrol as they have been operated within the year. It ꜫives regular reports on areas of any significant risk and on ıted internal controls. The Board reviews the framework of ꜫrnal controls annually.

Γhe Board is satisfied that the Group operates under a em of control that includes but is not limited to:
Ↄefined organisational structure;
Appropriate delegation of authority to operational management;
ᵓreparation of annual budgets;
ᵓreparation of monthly management accounts, with comparison to budgets, reforecasts and last year;
nvestment evaluation procedure for approval of capital expenditure, customer-funded projects and capital disposals;
Self-certification by general management and/or financial management of compliance and control issues;
dentification, evaluation and management of significant risks, which are regularly reviewed by the Operating Committee and the Board; and
Clear authority limits reserved for discussion by the Board.

Γhe Group operates under a system of processes that udes but is not limited to:
Monthly meetings by the Executive Committee to discuss and review operating performance, significant risks and key issues; and
Regular reports by the Chief Executive Officer and Group Finance Director of performance, significant risks and key issues.

The Company does not have a dedicated internal audit function, although internal reviews are undertaken half-yearly by senior financial staff. The Audit Committee and the Board have considered the need for an internal audit function and concluded that it is appropriate, given the Group's size and structure, for internal audit processes to be developed as the size and complexity of the Group increases.

Ernst and Young were appointed last year to look at the Company's internal controls and to report on these to the Company and the Audit Committee. No material areas of concern were reported as a result of this work, however a list of areas for improvement was generated. The Board confirms that necessary actions have been taken to implement improvements identified from the Ernst and Young review.

The Group has a programme of commercial insurance covering key risks such as product liability, product recall and business interruption. The Group has taken steps to mitigate the potential effects of an influenza pandemic.

The Audit Committee, on behalf of the Board, has conducted its annual review of the effectiveness of the system of internal control based on a review of significant risks identified, internal reviews, external audits and reports from management.

Results and dividends

The financial key performance indicators are revenue, adjusted operating profit, adjusted profit before tax and special items, earnings per share and operating cash flow. The Company has made good progress on these as shown in the Financial Review and Accounts and the Business Review.

The profit before tax for the 53 weeks ended 3 May 2008 was £7.3 million (2007: £15.6 million).

The directors propose a final dividend for the year of 12.1p per share (2007: 12.1p per share) to be paid on 24 October 2008 to shareholders on the register at close of business on 26 September 2008. An interim dividend of 7.0p per share (2007: 7.0p) was paid on 22 February 2008, making a total dividend for the year of 19.1p per share (2007: 19.1p).

Directors' Report continued

Directors

The names of the directors as at the date of this Report, together with brief biographical descriptions appear on pages 20 and 21.

Mark Throdahl resigned his directorship on 5 December 2007 and acted as a director of the Company until that date.

Jon Glenn was appointed Chief Executive Officer of the Company on 5 December 2007.

In accordance with the Company's Articles of Association, all directors who held office at the time of the preceding Annual General Meeting and who did not retire by rotation or pursuant to Article 99, shall retire from office by rotation, however as between those persons who became or were last re-appointed on the same day, those to retire shall be determined by lot. In accordance with determination by lot, Chris Banks, Jon Glenn and Paul Boughton seek re-election as directors at the Annual General Meeting. The explanatory notes to the Notice of Annual General Meeting state why the Board believes these directors should be elected or re-elected.

Details of the unexpired terms of the service contracts and arrangements of the directors standing for election and re-election can be found in the Remuneration Report on pages 28 to 34.

Directors' Remuneration

The Remuneration Report, which includes information regarding directors' service contracts, appointment arrangements and interests in share options can be found on pages 28 to 34.

Directors and their interests

The beneficial interests of the directors on 3 May 2008 (including the beneficial interests of their spouses, civil partners, children and step children) in the ordinary shares of the Company are shown below:

	Shares		Options		Performance Shares/ SARS/SAYE	
	2008* Number	2007 Number	2008* Number	2007 Number	2008* Number	2007 Number
J Robinson	16,458	8,000	–	–	–	–
M Throdahl	100,200	100,200	462,000	462,000	276,000 (SARS) 57,000 Performance Shares 1,541 SAYE	171,000 (SARS) 39,000 Performance Shares 1,541 SAYE
P Boughton	19,000	14,357	–	–	68,069 Performance Shares 1,541 SAYE	43,069 Performance Shares 1,541 SAYE
J Glenn	5,800	–	–	–	49,500 Performance Shares 1,718 SAYE	26,000 Performance Shares –
J Dick	7,500	7,500	–	–	–	–
G Kennedy	2,000	2,000	–	–	–	–
J C Banks	13,000	10,000	–	–	–	–
P Fellner	4,000	4,000	–	–	–	–

* or on date of resignation if earlier

On 2 May 2008 Mark Throdahl exercised options over 175,000 shares. The cost of the options was £753,900 and he sold them for £1,050,000, realising a gain of £296,100.

On 18 June 2008 Mark Throdahl exercised options over 63,920 shares. The cost of the options was £325,353 and he sold them for £389,912, realising a gain of £64,559.

Since 3 May 2008, no directors have acquired interests in the ordinary shares of the Company.

None of the directors had a material interest at any time during the year in any contract of significance, other than a service contract, with the Company or any of its subsidiaries.

irectors' Report continued

ectors and officers liability insurance
urance cover is in place in respect of the personal liabilities ıich may be incurred by directors and officers of the mpany in the course of their service with the Group.

are capital and issue of ordinary shares
e authorised and issued share capital of the Company is set t in note 27 to the accounts on pages 78 to 79. 268,863 dinary shares were issued during the year.

ıjor shareholdings
e following interests in the share capital of the Company ve been notified to the Company as they stood at 23 May 08 (in accordance with Sections 198 to 208 of the Companies' t 1985, Rule 5 of the Disclosure and Transparency Rules and rt 22 of the Companies' Act 2006).

reholder	Number of shares in which shareholder has an interest	Interest in issued share capital (%)
ıroder Investment Management	4,368,910	15.18%
upthing Bank as principal	1,679,729	5.83%
&G Investment Management	1,624,390	5.64%
ıroder Equity*	1,616,667	5.62%
'esco Perpetual	1,433,580	4.98%
PF	1,371,208	4.76%
rmes Pensions Management	1,371,208	4.76%
gal & General Investment ınagement	1,364,459	4.74%
·I	1,266,410	4.44%
ɔntanaro Investment Managers	1,243,419	4.32%
ɔrley Fund Management	1,128,174	3.92%
neworkers PS/British Coal PFs	1,037,240	3.67%
IC Index Fund UK	968,983	3.37%
tish Coal PFs*	930,000	3.23%
ɔntanaro European Smaller mpanies*	891,419	3.1%

'hese shareholdings are also included in the holding of the elevant fund

yment policy
s the Company's policy to agree payment terms individually th suppliers and to abide by these terms subject to :isfactory performance of the relevant transaction. The ɔup's average creditor payment period at 3 May 2008 was days (2007: 36 days) and that of the Company was 34 days)07: 30 days).

Employees
The Company is an equal opportunity employer. It is committed to giving fair and equal treatment to all employees and job applicants in terms of recruitment, pay conditions, promotions, training and all employment matters regardless of their race, sex, ethnic background or religious beliefs, sexual preference or disabilities. An equal opportunities policy is in force. The Company also believes that all employees have a right to work in an environment free from discrimination and bullying. It places special responsibility upon its managers to ensure its policy is in effect.

The Group is committed to maximising the level of employee involvement in its business at all levels. Appropriate training is given to staff to enable them to do their jobs to the best of their ability and comprehensive learning resources are available to all employees. The performance review system allows employees to discuss career opportunities and development, to review guidance on achieving their goals and to complete development plans. In addition employees are encouraged, through sponsorship or a contribution to costs, to study for job-related qualifications.

The Group is committed to achieving the highest levels of quality and operates to the internationally recognised quality standard ISO 9001/9002 and the medical device standard ISO 13485.

Staff work within a defined quality system and are trained in 'Good Manufacturing Practice'. Quarterly briefings are given to staff to keep them informed of matters concerning the business, including financial and economic factors affecting Group performance.

The Company takes a proactive approach to consultation with employees on a variety of work related issues through the use of an Employee Consultative Forum (ECF) and Management Consultative Forum (MCF).

ECF and MCF members are nominated by permanent and temporary staff and in the event of there being more nominations than places on the Forums, confidential ballots are held among the relevant population within the workforce. Elections are held regularly every two years and more frequently if required.

The Group operates share option schemes, performance related bonus schemes and the Company share incentive plan which employees are encouraged to join.

Disability policy
The Group gives full and fair consideration to applications for employment from disabled persons. Opportunities also exist for employees of the Group who become disabled to continue in their employment or to be considered for other open positions in the Group.

Directors' Report continued

Whistleblowing policy
The Company is committed to the highest standards of openness, integrity and accountability. The Group operates a Whistleblowing policy so that employees can report confidentially any matter giving rise to concerns about the operation of the Company's business.

Charitable and political contributions
During the year the Group made donations to charitable organisations of £74,837 (2007: £233,180). Of the total, £21,438 (2007: £31,494) was donated to local charities and community development programmes, £50,826 (2007: £200,846) to healthcare related charities and £2,573 (2007: £840) to local educational establishments.

The Company's policy is that no contribution or expenditure is made to, or on behalf of, any political party. No such contribution or expenditure was made during the year or the prior year.

Takeover directive
Significant agreements – change of control
There are a number of agreements that take effect or terminate upon a change of control of the Company following a takeover bid such as bank loan agreements. None are deemed to be significant in terms of their potential impact on the business of the Group as a whole.

A change of control is deemed to have occurred if any person acting in concert (as defined in the City Code on Takeovers and Mergers) at any time is/are or become(s) interested in above 50% of the issued ordinary share capital of the Company carrying more than 50% of the voting rights normally exercisable at a general meeting of the Company.

Appointment and replacement of directors
The rules on appointment and replacement of Directors can be found in the Articles of Association of the Company.

Amendment of articles of association
The details of the rules for amendment of the Articles of Association are set forth in the Company's Articles.

Share capital and control
Details of the Company's issued share capital are set out on pages 78 to 79. All of the Company's issued ordinary shares are fully paid up and rank equally in all respects.

The ordinary shares are listed on the Official List of the London Stock Exchange and on techMark. In addition the Company has entered into a level 1 American Depositary Receipt Programme with the Bank of New York Mellon, under which the Company's shares are traded on the over-the-counter market in the form of American Depositary shares.

During the year ended 3 May 2008, options were exercised pursuant to the Company's share option schemes, resulting in the allotment of 268,863 new ordinary shares. 133,225 new ordinary shares have been allotted under these Schemes since the end of the financial year to the date of this report.

Rights attaching to shares
The rights attaching to the Company's ordinary shares in addition to those conferred by law are set out in the Company's articles of association (the Articles), copies of which can be obtained from Companies House in the UK or from the Company Secretary.

The holders of ordinary shares are entitled to receive the Company's reports and accounts, to attend and speak at general meetings of the Company, to appoint proxies and to exercise voting rights.

Transfers of shares
There are no restrictions on the transfer of ordinary shares or on the exercise of voting rights attached to them save where the Company has exercised its rights to suspend their voting rights or to prohibit their transfer following the omission of their holder or any person interested in them to provide the Company with information requested by it in accordance with Part 22 of the Companies Act 2006 or where their holder is precluded from exercising voting rights by the FSA's listing rules or the City Code on Takeovers and Mergers.

Purchase of own shares
At the Annual General Meeting on 26 September 2007 shareholders approved a resolution of the Company to purchase its own shares to a maximum of 2,850,425 ordinary shares. This resolution remains valid until the conclusion of this year's Annual General Meeting. As at 23 June 2008 the directors had not used this authority. A resolution will be proposed at this year's Annual General Meeting to renew this authority.

Issue of shares
At the 2007 Annual General Meeting, shareholders approved a resolution to give the directors authority to allot shares up to an aggregate nominal value of £2,850,424. In addition, shareholders approved a resolution giving the directors a limited power to allot shares for cash in other circumstances. These resolutions remain valid until the conclusion of this year's Annual General Meeting to renew these authorities.

Further explanation of the resolutions is included with the notice of the meeting circulated to shareholders with this report.

Share Schemes
A description of the Share Schemes operated by the Company is set out in the Directors' Remuneration Report on pages 28 to 34.

Disclosure of information to auditors
In the case of each director, so far as each is aware, there is no relevant audit information of which the Company's auditors are

rectors' Report continued

vare. Each director has taken all the steps he ought to have n as a director in order to make himself aware of any /ant audit information and to establish that the Company's tors are aware of that information.

ual General Meeting

2008 Annual General Meeting of the Company will be held ·eakspear Park, Hemel Hempstead on 24 September 2008 at ɔm. Details of the resolutions to be proposed, together the notice of meeting, are being sent to shareholders with ɐ accounts.

itors

:waterhouseCoopers LLP are the Company's auditors and a lution to re-appoint them and authorise the directors to set · remuneration will be proposed at the Annual General ting.

ɜment of directors' responsibilities in respect of the ual Report, the Directors' Remuneration Report and the ɪcial statements

directors are responsible for preparing the Annual Report, Directors' Remuneration Report and the financial :ments in accordance with applicable law and regulations. ompany law requires the directors to prepare financial :ments for each financial year. Under that law the directors · prepared the Group and parent company financial :ments in accordance with International Financial Reporting dards (IFRSs) as adopted by the European Union. The ɪcial statements are required by law to give a true and fair of the state of affairs of the Company and the Group and ıe profit or loss of the Group for that period.

ı preparing those financial statements, the directors are ired to:

:lect suitable accounting policies and then apply them ɔnsistently;

ıake judgements and estimates that are reasonable and rudent;

ate that the financial statements comply with IFRSs as dopted by the European Union; and

repare the financial statements on the going concern basis, nless it is inappropriate to presume that the Group will ɔntinue in business, in which case there should be supporting ;sumptions or qualifications as necessary.

ldition, to the best of each director's knowledge:

ıe financial statements have been prepared in accordance ·ith the applicable set of accounting standards, give a true ıd fair view of the assets, liabilities, financial position and rofit or loss of Consort Medical plc and the undertakings ıcluded in the consolidation taken as a whole;

ıe directors' report includes a fair review of the development ıd performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face; and

> the Company is responsible for all information drawn up and made public in accordance with DTR paragraph 4.1.13.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Company's website and legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By Order of the Board

Jenny Owen
Company Secretary and Group Counsel
23 June 2008

Remuneration Report

The Remuneration Report covers the remuneration of both executive and non-executive directors, and certain senior executives, for the period 29 April 2007 to 3 May 2008. The Report will be subject to approval by shareholders at the Annual General Meeting in September 2008.

The Report, which was prepared by the Company Secretary, has been approved by the Board and signed on its behalf by Dr Peter Fellner, the Chairman of the Remuneration Committee.

Unaudited Information

The role of the Remuneration Committee

The Remuneration Committee, which consists of independent directors, determines and agrees with the Board the framework and policy for the remuneration of the Chairman, the Chief Executive Officer, the Executive Directors, the Company Secretary and other members of the senior executive management of the Company. It also determines the policy for, and scope of, pension arrangements and approves the design of performance related pay schemes, sets the targets for such schemes, and approves payments under such schemes.

The Committee reviews the design of all share incentive plans for the approval of the Board and the shareholders. It determines each year whether awards will be made and if so, the overall amount of such awards, the individual awards to be made to executive directors and other senior executives, and the performance targets to be used.

The full terms of reference of the Remuneration Committee are published on the Company's website.

Membership

The Remuneration Committee is chaired by Peter Fellner. John Robinson and Jim Dick have been members of the Remuneration Committee throughout the year.

No Remuneration Committee member has any day to day involvement in the running of the Company.

The Remuneration Committee has met ten times during the course of the year. Peter Fellner attended nine such meetings, John Robinson attended seven meetings (since he did not attend any meeting at which his own fees or contract were discussed) and Jim Dick attended all ten meetings. Other directors and employees of the Company who have attended some or all of the meetings were the Chief Executive Officer, the Company Secretary, and the HR Director. In addition, the Committee (via the Company Secretary or the HR Director on behalf of the Remuneration Committee) has sought advice from Eversheds, Hymans Robertson and Hewitt Bacon & Woodrow (Hewitts) on a variety of matters including, but not limited to, headroom and dilution, termination payments, salary and bonus levels, long-term incentive plans, ShareSave scheme and pensions.

Policy on executive directors' and senior executives' remuneration

The Committee's policy for the forthcoming and subsequent years on remuneration for executive directors and senior executives is to ensure that the components and overall value of the Company package will:

- attract and retain executives of the highest quality;
- motivate them to achieve performance levels consistent with the best interests of the shareholders;
- reflect the annual and long-term performance of the Company as measured against the targets set by the Committee; and
- be appropriate by comparison with the remuneration of other groups of employees within the Company.

During the year the Committee has:

- reviewed the terms of reference of the Committee;
- considered and approved salary and bonus recommendations for the Chief Executive Officer, Company Secretary and members of the Group Executive Committee;
- reviewed and approved the termination arrangements including termination payments made to the former Chief Executive Officer;
- reviewed and approved (though not increased) the fees of the non-executive directors;
- reviewed and approved a policy on fees earned by executive directors from other non-executive director offices held by them;
- reviewed and approved the renewal of the Chairman's contract;
- reviewed and approved the arrangements for the provision of secretarial services to the Chairman in connection with his chairmanship of the Board of directors;
- reviewed and approved share awards under the Company's Long Term Incentive Plan (LTIP) to senior executives;
- approved the Company's policy on SAYE and SIP issues;
- approved revisions to the Company's Management Incentive Plan;
- approved the Company's corporate objectives as proposed by the Chief Executive Officer;
- evaluated its own performance;
- approved amendments to the Rules of the Company's 2005 LTIP Scheme;
- approved a new ShareSave scheme; and
- approved salary arrangements for the new Group Finance Director.

During the year, the Remuneration Committee has systematically reviewed the remuneration of the Group's senior executives. Both base salaries and bonus entitlements were reviewed by reference to a benchmarking survey carried out by Hewitts on behalf of the Committee. As a consequence, the salaries of some of the members of the senior management team were revised to reflect increased responsibilities and to achieve competitive market rates.

:emuneration Report continued

›mponents of Executive Directors' Remuneration

ıse salary

ıe annual salary of each executive director is determined by ıe Committee and is reviewed with effect from 1 August each ɜar. As part of the annual review, the competitive position of ıch executive's base salary is assessed against the appropriate arket rate.

nnual bonus

ı annual bonus is payable to the executive directors, ılculated by reference to the performance of the Company, as easured against targets agreed by the Committee.

In the 2007-08 financial year, the maximum potential payout as 75% of base salary. The bonus plan covers overall Company ıancial performance in relation to the Chief Executive Officer, roup Finance Director, Corporate Development Director and ›mpany Secretary and in relation to other executives also ıvers divisional growth targets, and the achievement of ›erational factors covering corporate and personal objectives ıd leadership behaviours. In such cases payout against the an is designed to reward the financial factors at 80% and the ›erational factors at 20%. The financial targets include the :hievement of budgeted operating profit, and stretch target ʼer growth in operating profit. The bonus hurdles are weighted ıwards the growth element.

The Committee's policy in respect of bonuses for the 2008-09 ıancial year is again to base awards on a mix of financial and ›erating objectives.

›ng-term incentives

nce the introduction of the 2005 LTIP, approved by shareholders September 2005, no further awards have been made under ıy Executive Share Option Schemes.

The introduction of the LTIP, with the inclusion of guidelines ı senior executive shareholding requirements, is key to aligning ıe interests of senior executives with those of shareholders on long-term basis.

ıe principal elements of the LTIP are:

Executive Directors are expected to accumulate a shareholding equivalent to one times annual salary over a five year period, and to maintain this level of shareholding. Other senior executives are expected to accumulate a lower level of shareholding over a similar timeframe;

Performance conditions are EPS growth at stretch target levels over a three year timeframe. EPS provides a clear line of sight for management to shareholder value growth; and LTIP payouts will be in the form of shares, hence providing a means for senior executives to achieve shareholding goals through the attainment of performance conditions.

Under the LTIP scheme structure the Remuneration ›mmittee is able to grant either Performance shares or share-ttled share appreciation rights (SARs) or a mixture of the two. The scheme confers the award of a number of Consort Medical shares which will vest at the end of a three year performance period, subject to the performance conditions being met.

SARs comprise awards similar in design to share options. They give the executive the right to benefit from any increase in the value of a fixed number of shares calculated from the date the SAR is awarded to the date when the SAR is exercised. However, unlike a share option, the executive does not have to pay to acquire the shares when the SAR is exercised. Instead, the executive receives shares to the value of the aggregate price increase of the shares less any withheld to satisfy income tax and National Insurance obligations. This will be the current market value at the time of exercise minus the market value of the shares at the date of the award. A mixture of performance shares and SARs provides a method of reducing the potential dilution arising from operating the Plan and so is to the benefit of shareholders.

The Committee expects to maintain an emphasis on performance share grants, with a move towards SARs as executive shareholdings achieve target levels. The maximum performance share grant level for executive directors is one times salary. The Company has been advised that a grant of SARs has a present value of approximately 0.27 times the value of an equal number of performance shares. The Remuneration Committee takes professional advice at the time of each grant to re-assess the appropriate value ratio of share grants and SARs.

For the awards granted during the year there were two performance conditions:

1. As a minimum, Consort Medical's Total Shareholder Return (TSR) over the three year performance period must at least match that of the FTSE Health Index over the period. If this threshold condition is not met the awards will lapse; and
2. assuming the first condition is met, the awards will vest depending upon the achievement of earnings per share (EPS) growth relative to the growth in the Retail Price Index (RPI) as follows:
   - if EPS growth is less than RPI plus 3% a year growth over the performance period, the awards will lapse;
   - if EPS growth is above 10% a year in excess of RPI, the awards will vest in full; and
   - if EPS growth is between 3% a year and 10% a year, the awards will vest pro rata between 25% at RPI plus 3% a year and 100% at RPI plus 10% a year.

The Remuneration Committee has discretion to amend the performance conditions in certain circumstances, for example where the performance conditions are determined to be impractical, provided always that the amended conditions equate to the original performance conditions. However, if this discretion is to be used to relax or increase the stringency of the performance conditions, this is subject to the prior approval of shareholders.

Remuneration Report continued

During the year, the Committee reviewed the individual shareholdings of executive directors and senior executives, and will continue to do so annually, to ensure that the guidelines contained in the LTIP scheme are being achieved.

2002 Executive Share Option Scheme
No further awards were made under the 2002 scheme following the adoption of the new Long Term Incentive Plan described above. The operation of the scheme has discontinued except in relation to options already granted at the time of discontinuance. The last options granted under the scheme were made on 12 July 2004.

1996 Executive and Company Share Option Schemes
The operation of the 1996 Share Option Scheme was discontinued except in relation to options already granted at the time of such discontinuance. Under the terms of the schemes the Company reserved the right to grant options subject to such objective performance conditions as the directors saw fit. Mark Throdahl, the former Chief Executive Officer, was the only director to hold options under these schemes, and his options were not subject to performance conditions. These terms were negotiated upon Mr Throdahl's appointment in 2001 and were considered appropriate in the context of his recruitment. Mark Throdahl is permitted to exercise these options following his resignation solely in accordance with the rules of the scheme.

Pension and other benefits
The Company is flexible in the manner in which a pension is provided for executive directors. It makes direct contributions to the Group Pension Plan, a defined contribution scheme, through which provision is made by way of a Group Life Assurance policy for dependents' pensions and lump sums upon death in service, or money contributions by way of additional salary to enable the funding of personal pension arrangements. Other customary benefits such as car allowances, health benefits, the Share Incentive Plan and the UK Savings Related Share Option Scheme (which are available to all eligible UK employees), are made available to executive directors. Benefits in kind are not pensionable.

The Committee reviews the individual components and the balance of these components from time to time.

Components of senior executives' remuneration.
There were twelve members of the Group Executive Committee, which included the three executive directors until Mr Throdahl left in December 2007. Thereafter upon the appointment of Jon Glenn as Chief Executive Officer, Mr Glenn has approved an Executive Committee of seven senior staff and each of the Bespak and King Divisions has formed a Divisional 'board'. The reward structure of the senior executives is similar to that of the executive directors, although their level of bonus entitlement and long term incentive awards differ.

Service contracts
All executive directors have contracts terminable by the Company on one year's notice and with earlier termination for cause. The policy of the Remuneration Committee is to treat each case on its merits, in accordance with applicable law and any further policy that the Committee may adopt. In the event of early termination other than for cause, the relevant executive director's current salary and contractual benefits would be taken into account in calculating the liability of the Company.

The principal contractual benefits provided in addition to salary are car allowance, pension and life assurance. Annual bonuses and long-term incentives are non-contractual and dealt with in accordance with the rules of the applicable Schemes.

Specific contracts
Mark Throdahl's service contract was dated 22 January 2001. It was terminable by the Company or Mr Throdahl by giving one year's notice or by the Company at any time with immediate effect on payment of one year's salary in lieu of notice.

Paul Boughton's contract is dated 1 August 2005 and can be terminated by the Company by giving one year's notice and by Mr Boughton on six months' notice.

Jon Glenn's contract is dated 26 July 2006 and can be terminated by the Company giving one year's notice and by Mr Glenn on six months' notice.

There are no other provisions for compensation payable on early termination of the above contracts.

External appointments
With the specific approval of the Board in each case, executive directors may accept external appointments as non-executive directors of other companies. Paul Boughton was until 23 May 2008 a non-executive director of Raymarine PLC for which in the 2007 year he received remuneration of £35,000. The other executive director does not hold any external appointments. The directors are entitled to keep the fees from external appointments.

Policy on non-executive directors' remuneration
The Board is responsible for determining the policy on remuneration of non-executive directors. The Company aims to attract non-executive directors who, through their experience, can further the interests of the Company and make an effective contribution to its strategic development. The Board's policy for the forthcoming and subsequent years is to provide fees at a level commensurate with Consort Medical's size. The Board does not grant share options to non-executive directors. It seeks to encourage non-executive directors to hold shares in the Company, in accordance with legal and regulatory requirements. Non-

muneration Report continued

utive directors are each paid a flat and equal fee. An tional sum comprising 10% of this flat fee is paid to those ·executive directors who also chair Board Committees in gnition of the additional time and commitment required uch a role. In the event that any one non-executive :tor were to chair two Board Committees it has been ed in principle that he would be entitled to two such tional sums.

ponents of non-executive directors' remuneration
-executive directors receive fees paid monthly or quarterly. r travel and other reasonable expenses incurred in the se of performing their duties are reimbursed.

ıs of appointment of non-executive directors
services of John Robinson are provided under a consultancy ement, the terms of which provide automatic termination ceases to be a director. All other non-executive directors : appointment letters, the terms of which recognise that · appointments are subject to the Company's articles of :iation and their service is at the discretion of the eholders. All non-executive directors submit themselves for :ion at the Annual General Meeting following their ›intment and subsequently at intervals of no more than e years. The appointment letters for all non-executive :tors, including the Chairman, provide for an initial three period of service subject to the usual rights of removal by eholders and termination under the Companies Act 1985 the articles of association.
he table below shows the effective dates and expiry dates ıe non-executive directors of the Company:

	Effective date of appointment	Expiry of appointment
ɔinson	20 January 2007	20 January 2010
lner	14 November 2005	14 November 2008
k	11 April 2006	10 April 2009
nks	26 April 2006	23 April 2009
:nnedy	28 September 2006	28 September 2009

lection of directors at the Annual General Meeting
; Banks, Jon Glenn and Paul Boughton seek re-election as :tors at the Annual General Meeting.

Consort Medical TSR
The graph below shows the growth in value of a hypothetical £100 invested in Consort Medical plc ordinary shares on 3 May 2003 over five years compared with £100 invested in the FTSE Health Sector over the same period. It is considered that the FTSE Healthcare Sector is the appropriate benchmark group since it comprises an index of similar companies to Consort Medical plc.

Total shareholder return
Source: Thomson Financial


£
300
250
200
150
100
50
0
3 May 2003
1 May 2004
30 April 2005
29 April 2006
28 April 2007
26 April 2008
Consort Medical plc
FTSE All-Share Healthcare Sector Index

Remuneration Report continued

Audited Information

Remuneration of directors

	Salary & fees £000	Pension allowance/ contributions £000	Other benefits £000	2008 annual bonus and incentive £000	Compensation for loss of office £000	2008 Total £000	2007 Total £000
Executive							
M Throdahl (until 31 Dec 2007)*	231	69	12	173	354	**839**	712
P Boughton	190	33	12	162	–	**397**	330
J Glenn	223	39	12	167	–	**441**	201
Non-executive							
J Robinson (Chairman)	128	–	–	–	–	**128**	106
P Fellner	33	–	–	–	–	**33**	32
C Banks	33	–	–	–	–	**33**	33
J Dick	30	–	–	–	–	**30**	30
G Kennedy	30	–	–	–	–	**30**	21
Total	898	141	36	502	354	**1,931**	1,465

Directors' Benefits

* Mark Throdahl received a pension allowance which was paid by way of additional salary (2007: £98,000).
* The Company provided accommodation in the UK for Mr Throdahl in accordance with the terms of his service contract until April 2008. This represented a taxable benefit and so is included in the figure for other benefits. Mr Throdahl contributed a proportion of the annual rental costs.

Mr Robinson's services are provided via a service company to which the Company pays fees.

Compensation for past directors

The Company provided a pension to the widow of an ex-director of £10,669 in accordance with the terms of the former director's service arrangements. This was an unfunded pension paid out of annual profits.

muneration Report continued

ctors' share options

	Option type	Options as at 29 April 2007	Granted during the year	Forfeited during the year	Exercised during the year	Options as at 3 May 2008*	Exercise price	Date from which exercisable	Expiry date
ırodahl	1996 ESOS	144,859	–	–	–	144,859	£5.835	Jul 2004	Jul 2011
	1996 CSOS	5,141	–	–	–	5,141	£5.835	Jul 2004	Jul 2011
	2002 ESOS	70,000	–	–	–	70,000	£4.43	Sept 2005	Sept 2012
	2002 ESOS	35,000	–	–	–	35,000	£4.43	Sept 2007	Sept 2012
	2002 ESOS	70,000	–	–	–	70,000	£4.125	Sept 2006	Sept 2013
	2002 ESOS	35,000	–	–	–	35,000	£4.125	Sept 2008	Sept 2013
	2002 ESOS	68,000	–	–	–	68,000	£5.09	Jul 2007	Jul 2014
	2002 ESOS	34,000	–	–	–	34,000	£5.09	Jul 2009	Jul 2014
	2005 LTIP	24,000 Performance Shares	–	–	–	24,000 Performance Shares	£6.14**	Feb 2009	Feb 2009
	2005 LTIP	72,000 SARS	–	–	–	72,000 SARS	£6.14**	Feb 2009	Feb 2009
	2005 LTIP	15,000 Performance Shares	–	–	–	15,000 Performance Shares	£6.20**	Jul 2009	Jul 2009
	2005 LTIP	99,000 SARS	–	–	–	99,000 SARS	£6.20**	Jul 2009	Jul 2009
	2005 LTIP	–	18,000 Performance Shares	–	–	18,000 Performance Shares	£6.61**	Aug 2010	Aug 2010
	2005 LTIP	–	105,000 SARS	–	–	105,000 SARS	£6.61**	Aug 2010	Aug 2010
	SAYE	1,541	–	–	–	1,541	£6.06	Sept 2009	Mar 2010
ənn	2005 LTIP	26,000 Performance Shares	–	–	–	26,000 Performance Shares	£6.14**	Sept 2009	Sept 2009
	2005 LTIP	–	23,500 Performance Shares	–	–	23,500 Performance Shares	£6.61**	Aug 2010	Aug 2010
	SAYE	–	1,718	–	–	1,718	£5.58	Apr 2011	Oct 2012
›ughton	2005 LTIP	15,069 Performance Shares	–	–	–	15,069 Performance Shares	£5.78**	Jan 2009	Jan 2009
	2005 LTIP	28,000 Performance Shares	–	–	–	28,000 Performance Shares	£6.20**	Jul 2009	Jul 2009
	2005 LTIP	–	25,000 Performance Shares	– –	– –	25,000 Performance Shares	£6.61**	Aug 2010	Aug 2010
	SAYE	1,541	–	–	–	1,541	£6.05	Sept 2009	Mar 2010

· date of resignation if earlier
narket price at date of award

Remuneration Report continued

Directors' share options continued

SAYE = Save As You Earn employee share option scheme. These options are not subject to performance conditions as this is an all-employee share scheme governed by specific tax legislation.

1996 ESOS and CSOS = 1996 Executive and Company Share Option Scheme as described in the section on Executive Directors' Remuneration.

2002 ESOS = 2002 Executive Share Option Scheme as described in the section on Executive Directors' Remuneration.

On 2 May 2008 Mark Throdahl exercised options over 175,000 shares. The cost of the options was £753,900 and he sold them for £1,050,000, realising a gain of £296,100.

On 18 June 2008 Mark Throdahl exercised options over 63,920 shares. The cost of the options was £325,353 and he sold them fo £389,912, realising a gain of £64,559.

2005 LTIP and Bespak 2005 Long Term Incentive Plan as described in the section on Executive Directors' Remuneration.

The closing price of the shares at 2 May 2008 was 616 p (28 April 2007: 729 p). The highest and lowest middle market prices duri the year were 777p and 490p respectively.

At 3 May 2008 there were no shares in the Company's share ownership trust (2007: no shares).

The Remuneration Report was approved by the Board and signed on its behalf by

Peter Fellner
Chairman of the Remuneration Committee
23 June 2008

Corporate Governance

Consort Medical plc (the 'Company') believes that an effective system of corporate governance underpins the achievement of its corporate aim to deliver consistent sales and earnings growth. The Board adheres to governance policies and procedures in accordance with the Combined Code on Corporate Governance of 2006 (the 'Combined Code') which recognises the Board's accountability to the Company's shareholders while providing a flexible framework in which the Board can manage the Group.

The Board is committed to establishing and maintaining high standards of corporate governance. Its policy is to appoint directors with appropriate skills who have sufficient time to carry out their duties adequately. The Board provides opportunities through site visits and regular access to senior management to permit directors to familiarise themselves with the Company and the markets in which it operates.

The Board

The Board's composition

At 3 May 2008, the Board of the Company consisted of the Chairman, two executive directors and four non-executive directors. On 5 December 2007 Jon Glenn was appointed Chief Executive Officer of the Company and on the same date Mark Throdahl resigned his directorship after six years of service.

The profiles of the Board members are set out on pages 20 and 21. No individual or group of individuals dominates the Board's decision making process. The non-executive directors occupy, or have occupied, senior positions in industry. Together they constitute a valuable body of relevant industry experience and expertise.

The role of the Board

Individual members of the Board have equal responsibility for the overall stewardship, management and performance of the Group and for the approval of its long-term objectives and strategic plans.

The Chairman

John Robinson is the Chairman of the Company. He is responsible for leading and managing the Board. He works closely with the Chief Executive on developing Group strategy and provides general advice and support as well as participating in the dialogue between the Company and its major shareholders.

The Chief Executive

Mark Throdahl was the Company's Chief Executive until he left the Company on 31 December 2007. Mr Throdahl resigned his directorship on 5 December 2007 and Jon Glenn was appointed to the role of Chief Executive Officer on the same date. Mr Glenn's principal responsibility is to manage the Group's business and to lead the senior management team to ensure the Company meets its objectives. Mr Glenn was appointed after a rigorous and objective process during which external recruitment advisors were consulted.

The Senior Independent Director

Peter Fellner is the Senior Independent Director. He is responsible for chairing meetings of the non-executive directors where the Chairman is not present and is available to meet with major shareholders.

The non-executive directors

Independence

Each of the non-executive directors (Peter Fellner, Jim Dick, George Kennedy and Chris Banks) are free from any relationship with the executive management of the Company and are free from any business or other relationship that could affect or appear to affect the exercise of their independent judgement. The Board considers that all of the Company's non-executive directors are independent directors, in both character and judgement, in accordance with the recommendations of the Combined Code.

Terms of appointment

All non-executive directors are appointed for an initial term of three years subject to satisfactory performance. After this time they may serve additional three year terms following review by the Board. Further details of their terms and conditions are summarised in the Remuneration Report on pages 28 to 34 and the terms and conditions of appointment of the non-executive directors are available on the Company's website.

Meetings of non-executive directors

The non-executive directors meet informally, without the Chairman being present, principally to appraise the Chairman's performance and to review his remuneration. The Chairman holds meetings at least annually with the non-executive directors without the executive directors present.

Appointment of non-executive directors

Non-executive directors are appointed to the Board following a formal, rigorous and transparent process involving external recruitment agencies to select appropriate individuals who have a depth of relevant experience thus ensuring that the selected candidates will be capable of making a considerable contribution to the Board. This process is monitored by the Nomination Committee.

Corporate Governance continued

The operation of the Board

Delegated authorities

The Board has the responsibility for ensuring the Group is appropriately managed and achieves the strategic objectives it sets. To achieve this, the Board reserves certain matters to be determined by it including the following:

> The strategic direction of the Group;
> Approval of the interim and final results;
> Dividend policy;
> Appointments to the Board;
> Approval of major items of capital expenditure;
> Acquisitions and disposals;
> Approval of the Group treasury policy including foreign currency exposure;
> Approval of strategic contracts;
> Review of the effectiveness of the Group's system of internal control; and
> Review of the Group's risk management policy.

The Board performs its responsibilities through an annual programme of meetings, and by continuous monitoring of the performance of the Group as a whole. The Board also delegates the discharge of a number of its responsibilities to committees, and matters not listed above are usually delegated to management. The Board's terms of reference and the full schedule of matters reserved to the Board are published on the Company's website.

The various matters delegated by the Board to management include:

> Maintaining systems that continually identify and evaluate significant risks affecting strategies and that apply to management's areas of the business;
> Identification and evaluation of significant risks to management's business area, together with the design of mitigating controls; and
> Reviewing and monitoring the effectiveness of internal control systems.

Board meetings and attendance

Nine scheduled Board meetings were held during the year and there were two additional meetings which were held for the purpose of adopting the Consort Medical plc Savings Related Share Option Scheme (2008) ('the Scheme') to apply for options pursuant to the Scheme and to approve the grant of options under the Scheme. George Kennedy and Jim Dick were unable to attend one scheduled meeting. The table below shows attendance at the meetings whether in person or by telephone. It is anticipated that participation using video-links or teleconferences will continue to take place at a limited number of meetings where physical attendance is not considered to be necessary. The Company Secretary records attendance at all Board meetings, including where attendance is by telephone.

Name	Scheduled Board Meetings (Total 9)*	Nomination Committee Meetings (Total 3)	Remuneration Committee Meetings (Total 10)	Auc Committe Meetin (Total
J Robinson	9	3	7	
P Fellner	9	3	9	
C Banks	9	2	–	
J Dick	8	1	10	
G Kennedy	8	2	–	
M Throdahl (resigned 5 December 2007)	6	–	–	
P Boughton	9	–	–	
J Glenn	9	–	–	

* Two additional meetings were attended; the first by John Robinson, Jim Dick, Paul Boughton and Jon Glenn and the second by John Robinson, Paul Boughton and Jon Glenn.

Board members are provided with appropriate documentation in advance of each Board and Committee meeting. Senior executives below Board level are invited to attend Board meetings periodically for the purpose of making presentations on their areas of responsibility. In addition to formal Board meetings, the Chairman and Chief Executive mee frequently and make regular contact with other Board members The Board and the senior executives meet formally once durinc the year to discuss corporate strategy.

Independent professional advice

The Board has approved a procedure whereby directors may consult the Company's advisers and, if necessary, take independent professional advice at the Company's expense, although not in respect of a director's personal interests. Befor seeking advice, the director concerned must notify the Chairmar or in his absence, the Senior Independent Director. No such advice was sought by any director during the year.

Company Secretary

Board members have access to the Company Secretary who attends all Board meetings and Committee meetings. The appointment and removal of the Company Secretary is subject to the approval of the Board.

Re-election of directors

The Company's Articles of Association require a certain numbe of directors to retire and submit themselves for re-election eacl year. The number is made up initially from those directors who have not retired from office at the two preceding Annual General Meetings. Where this number is less than a third of all directors, those who have been longest in office since their last appointment or re-appointment make the number up to one third. As between those who became appointed or were last

Corporate Governance continued

appointed on the same day, those to retire are to be determined by lot. The directors subject to re-appointment are Messrs Boughton, Banks and Glenn.

Division of responsibilities
There is clear division of responsibilities between the role of the Chairman and that of the Chief Executive Officer of the Company and the roles are clearly set out in writing and reviewed by the Board. The primary responsibility of the Chairman is to lead and manage the Board and promote high standards of corporate governance and of the Chief Executive Officer is to manage the business of the Group.

Board effectiveness
Induction and professional development
Upon joining the Board, newly appointed directors receive induction comprising background information on the operation and activities of the Group, the role of the Board and those matters reserved for the Board's decision, responsibilities of, and membership of, Board Committees and the latest financial information on the Group. They are also encouraged to visit the sites at which the Group operates and are invited to meetings with relevant members of senior management.

The directors are kept appraised of developments in legal, regulatory and financial matters affecting the Group by way of presentations from the Group Finance Director, the Company Secretary/General Counsel and the Group's auditors.

Performance Evaluation
An evaluation of the Board was carried out in April 2008 in respect of each Board member, each non-executive director and each Board Committee. A rigorous and formal evaluation has been carried out using a proprietary Board evaluation software package (known as 'Evalu8'). This package requires each non-executive director to complete a detailed questionnaire relating to the performance of the full Board, each Board Committee and with regard to the Chairman and the non-executive directors relating to Board compliance with the Combined Code and Turnbull Guidance. The software collates all responses and generates reports to the Board, identifying all areas with which any director has a concern, using a traffic light system. As a result of such evaluation, a list of action points has been generated and will now be acted upon.

Board Committees
The Board has the three main committees listed below. The current full terms of reference of each Committee may be obtained from the Company Secretary or the Corporate Governance section of the Company's website.

Remuneration Committee
During the year, the members of this Committee have been Peter Fellner, John Robinson and Jim Dick. The Chief Executive attends by invitation where appropriate except when his own remuneration is being considered. John Robinson does not attend any part of any meeting at which his own service contract is discussed.

The Remuneration Committee is primarily responsible for determining the structure, components and level of the remuneration packages of the Chairman, the executive directors and designated members of the senior management team. Details of the role of the Remuneration Committee and attendance of Committee members are set out on page 28.

The Remuneration Committee met ten times during this year.

Nomination Committee
John Robinson chairs this Committee and all non-executive directors and the Chief Executive Officer are members following a Board decision of 6 June 2007. Before that date, the members were John Robinson (Chairman), Peter Fellner, Chris Banks and Mark Throdahl.

The Nomination Committee is primarily responsible for reviewing the membership of the Board and identifying suitable candidates for appointment and re-appointment as directors. In addition the Board has delegated responsibility to the Nomination Committee for ensuring that succession planning both at Board and senior management level is undertaken. The inclusion of the Chief Executive in the membership of the Nomination Committee ensures that a balanced view is taken regarding the needs of the Group as a whole.

The Nomination Committee has met three times during this year.

Audit Committee
Members during the year have been Chris Banks (Chairman), George Kennedy, Peter Fellner, who resigned on 28 June 2007, and Jim Dick who was appointed on 27 March 2008. Chris Banks is the director with recent and relevant financial experience.

The external auditors' lead partner and the Group Finance Director attend each meeting as requested by the Committee. The Board considers that the membership of the Committee as a whole has sufficient recent and relevant financial experience properly to discharge its functions.

The Audit Committee meets at least three times each year and this year it met three times. Chris Banks and George Kennedy attended all three meetings. Jim Dick was unable to attend one meeting. At each meeting, the members of the Committee took the opportunity of meeting the external auditors without management being present.

The Audit Committee is responsible for reviewing on behalf of the Board the Group's financial and reporting practices and disclosures, reviewing the integrity of the financial statements, the Group's internal controls, the work of the external auditors and Group compliance with financial policies, regulations and laws.

The annual and half-yearly financial reports are reviewed by

Corporate Governance continued

the Committee through a process which includes discussion with the Group Finance Director and the external auditors. The external auditors prepare reports to the Committee on significant accounting policies, issues and judgements applied in the preparation of the financial reports. The Audit Committee gives its recommendation to the Board concerning the adoption and publication of all financial reports to the shareholders.

In addition to the above matters the Audit Committee has considered the following:

> the Group's internal control systems;
> the Group's treasury policy and compliance with banking covenants;
> Directors' expenses;
> the independence and objectivity of the auditors;
> audit fees and the level of non-audit services provided by the auditors;
> the need for an internal audit function; and
> the Group's processes of risk management and its risk registers.

Non-audit services

In accordance with its policy on non-audit services provided by the Company's auditors the Committee reviews and approves the award of any such work. The Audit Committee refers to the Board for approval of any work comprising non-audit services where the fees for such work will represent more than 25% of the annual audit fee.

Auditor independence

The Audit Committee keeps under review the scope and results of the external audit work, its cost and the independence and objectivity of the auditors. The Company's external auditors are required to rotate the lead audit partner to the Group every five years. The Committee has considered the re-appointment of the auditors of the Group and recommended to the Board that PricewaterhouseCoopers LLP be proposed for re-appointment having noted the scope and results of their work in relation to this year's audit as well as their objectivity and independence. The Board endorsed this recommendation.

Internal audit

The Committee has considered whether there is a need for an internal audit function within the Group and has concluded that no internal audit function is immediately required. In reaching its conclusion, the Committee considered the size and structure of the Group and its finance function as well as the procedures, controls and mechanisms designed to monitor and control risk within the Group. The Committee also took into account the fact that the business operates within a highly regulated industry.

Whistle-blowing

The Audit Committee has reviewed and approved the internal procedures whereby employees can raise concerns about possible financial or other irregularities. The policy gives guidance on the type of matters that staff may wish to disclose and a means of doing so through an independent organisation in the event that any staff member feels he or she cannot make a disclosure using the usual management channels.

Other Committees

The Executive Committee (EC)

This Committee is responsible for the executive management of the Group. It comprises the Chief Executive, the Group Finance Director, the Corporate Development Director, the Company Secretary/General Counsel, the General Managers of the Group's businesses and the Director of Human Resources. The EC meets monthly to make decisions on operational matters other than those reserved to the Board.

Relations with shareholders

The Board regards its relationship with the Company's shareholders as very important and aims to encourage open dialogue with them through regular meetings with the Group's institutional shareholders, including regular meetings following the announcement of the Company's interim and annual results. Meetings are also held at other times with institutional investors and major shareholders at their request. The Chairman ensures that views expressed at these meetings are reported to the Board as a whole. The Company's brokers also attend Board meetings at the request of the Chairman to provide feedback on shareholder opinion.

All shareholders have the opportunity of discussing the Group's performance and development at the Annual General Meeting which provides a forum for issues to be raised by shareholders with the Board. Members of the Remuneration, Nomination and Audit Committees will also be available at the Annual General Meeting so that shareholders may discuss any queries they may have.

Internal controls review

A summary of the internal controls in place is set out on pages 22 to 27 in the Directors' Report.

Risk assessment

There is an ongoing internal process for identifying evaluating and managing significant risks faced by the Company which is regularly reviewed first by the Executive Committee and then by the Board. This process has been in place throughout the year and up to the date of approval of this Annual Report and accords with the Turnbull Guidance. The Executive Committee

Corporate Governance continued

carries out a business risk assessment exercise to identify the key risks and establish means of monitoring and controlling risk. The Company's strategic plan is reviewed annually at an off-site meeting between the Board and the Executive Committee. An annual budget is prepared by each of the operating divisions of the Company and this is consolidated into a Group Plan which is reviewed and approved by the Board.

Control procedures
Progress against budget is monitored at operating business and Group levels throughout the Company by monthly reporting of actual financial performance against budget and prior year actual results. The Executive Committee also reviews monthly the key measures of operating performance.

The Group has clear authority limits deriving from the list of matters reserved for decision by the Board including capital expenditure approval procedures.

Compliance with the Combined Code
The Company complied throughout the financial year with the provisions of Section 1 of the Combined Code.

Going concern
The directors have a reasonable expectation that the Group and the parent company have adequate resources to continue for the foreseeable future in operational existence and have therefore adopted the going concern basis in preparing the accounts.

Social Responsibility and Community Relations

Consort Medical considers the impact that its businesses make on the environment, its customers, shareholders, employees, and on suppliers and business partners as well as society at large. The Company always seeks to uphold the highest standards of ethical and professional behaviour and conducts all businesses in a responsible manner. The Board has recently set up a CSR Committee chaired by Jim Dick and comprising Jim, the General Managers of each of the two divisions and the Company Secretary, to set targets and monitor progress against these and to report back to the Board.

Employment policy and employee involvement

The Consort Medical Group pursues employment policies designed to attract, retain, motivate and develop employee talent and so ensure the Group develops the skills and competencies needed to ensure profitable growth for the business.

Our employees are proud to work for the Company and of the contribution our services and products make to millions of lives each year. We all work together to create a working environment which fosters mutual respect and team work.

We engage with our employees – informing, listening, and consulting, including regular communications on corporate performance and business plans through both formal and informal channels such as team briefings, executive breakfasts, employee surveys, the Company's website and intranet and also our thriving Consultative bodies, the Employee Consultative Forum and the Management Consultative Forum. Our elected Employee and Management Consultative Forums take an active and involved role in discussions on organisational and employment matters. The involvement of these forums underpinned the Company's ability to rapidly respond to changing business circumstances in 2007/08 and the successful restructuring of the organisation for continued profitability.

During the year, Consort Medical's management team have continued their commitment to modelling leadership behaviours and have received 360° feedback from their subordinates, managers and peers. This, together with a new Performance and Talent Management process, contributes to our leadership teams' continued development. High performance is rewarded at all levels in the business through our recognition scheme, pay awards and bonus plans.

The Company recognises that its success lies in its ability to support a diverse employee community and therefore operates a number of policies intended to assist employees in balancing their individual work and life commitments. The Company has developed policies to support this, including flexible working times wherever feasible.

As a responsible employer, the Company offers a very competitive benefits package which encourages share ownership, protects and supports employees in adversity and encourages and supports them to save for their retirement. We also have a scheme allowing UK-based employees to obtain discounted retail vouchers or purchase child care vouchers or bicycles in a tax efficient way.

We actively encourage our employees and managers to play a positive role within our local communities – through encouraging public service, involvement and sponsorship of local charity activities and developing strong links with local schools and colleges through mentoring relationships.

The highest standards of workplace behaviour are expect from everyone in the team and workplace discrimination is never tolerated. There is in force a whistle-blowing policy whereby completely confidential disclosures can be made or all matters where improper behaviour might be observed.

Health and safety

The Company gives high priority to the health and safety of all its employees. The Company takes steps to minimise risk t human health from carrying out its operations, including risl to all those who may come into contact with the business or its products.

There is a systematic and planned approach to the implementation of health and safety through a health and safety management system. Resources, including financial resources, are made available to ensure initiatives are carrie through and maintained effectively.

Responsibility for safety in the workplace rests with all directors and managers who direct and resource the safety programme and make sure that incidents resulting in injur damage, or business interruption are prevented or kept to minimum. All incidents of 'lost time' accidents are reviewe personally by the Chief Executive and the General Manager that business division.

In the 2007/8 financial year, the Bespak Division reduced number of lost time accidents by 10% over the previous year the total number of accidents by more than 15%.

Environment

Consort Medical operates within highly regulated markets a its divisions are required to meet standards set by authoritie such as the US Food and Drug Administration (FDA) and the European Agency for the Evaluation of Medicinal Products.

The Company strives to minimise any negative impact on environment directly by minimising the use of resources suc energy and water or indirectly through our supply chains. I policy is to comply with all relevant regulatory requirements to minimise any adverse effects upon the environment from Company's operations.

To this end, the environmental impact of the Group's activities is reviewed monthly by the Executive Committee. T group monitors the findings of the Group's Health, Safety a Environmental Committees which carry out the monthly revi

In Europe, Bespak purchases its power from suppliers wh use wind and hydropower to generate electricity. The Comp and its employees continually seek to reduce energy use.

Through Six Sigma techniques the Consort Medical Grou continues to realise savings in materials and reductions in al

Social Responsibility and Community Relations continued

forms of waste including energy, water and manufacturing material.

All plastic scrap material from Bespak's European manufacturing sites, including packaging waste, is recycled. Over 90% of material destined for landfill sites is sent via a waste transfer station so that missed recyclable materials can be removed and also all cardboard, wood, paper, metal and other plastics recycled at this stage. The Company has reduced output of landfill waste from an average 42 tonnes per month from May 2006 to April 2007 to less than 34 tonnes per month from May 2007 to the end of April 2008.

Bespak continues to meet the corporate social responsibility inclusion criteria for the FTSE4Good Index which indicates the commitment of the Company to globally recognised corporate responsibility standards.

Charitable and community involvement

Consort Medical supports charities related to the Group's medical products, the environment, and the communities local to its businesses. Special consideration is made toward those causes working to improve the health, wellbeing and education of the communities where our employees are drawn from.

In 2007/8 the Bespak Division made donations to medical charities such as the West Norfolk branch of Breathe for Life, a local charity that supports sufferers of lung diseases such as Chronic Obstructive Pulmonary Disease (COPD), an umbrella term for a number of conditions including chronic bronchitis and emphysema. In addition to these financial donations, Consort Medical employees have given their own time to host visits from groups and many have raised money through personal sponsorship. Links such as this help the organisation to understand the needs of sufferers of respiratory illness and the relationships forged have undoubtedly influenced the division's development teams.

For the third successive year the Bespak division supported the Bespak Great East Anglia Run (GEAR). This 10km race around historic King's Lynn continues to be popular with professional runners, wheelchair athletes and fun-runners of all abilities. It is a vehicle for many to raise money for charities and around 40 Consort Medical employees again took part and raised significant sums for charities including Breathe for Life.

The Bespak Division made other donations to The King's Lynn Festival, Norfolk Wildlife Trust and to a number of schools in and around King's Lynn and Milton Keynes to support science education.

King Systems is an annual contributor to the Anesthesia Patient Safety Foundation (APSF), Foundation for Anesthesia Education and Research (FAER), and the Society for Pediatric Anesthesia (SPA), as well as numerous smaller community-based foundations throughout the United States.

Each year King Systems also contributes significantly to the Hamilton County Center Youth Service Bureau. This charity provides programmes to meet the physical, social, emotional, educational, and self-discovery needs of the troubled and at-risk youth and families of Hamilton County, as well as surrounding counties. They are dedicated to the development and provision of programme services that embrace diversity and tolerance while addressing positive youth development, delinquency prevention, youth advocacy, community education, information and referral.

King Systems' employees donate monetarily to a number of recognised charitable organisations each year. Raffles of Easter baskets put together and donated by employees, $5.00 Jeans Days, Walk-a-Thons, and 50/50 drawings are all fund raising opportunities where employees join together to raise money for such charitable organisations as March of Dimes, American Heart Association, and United Way.

Each year, King Systems provides much needed product for medical missions throughout the world. These missions repair childhood facial deformities, restore vision, and provide other lifesaving surgeries to children and adults who would not otherwise have access to such treatments. Larger, well-known organisations include Operation Smile, Smile Network International, ORBIS International and Faith in Practice. King Systems also provides product to numerous smaller, facility based missions that travel throughout the world providing much needed medical treatment to children and adults in need.

Product and educational tools are also donated and provided to Emergency Medical Services programmes at colleges and universities across the United States to maintain high standards through the use of up-to-date innovative products.

King Systems hosts blood drives on a regular basis for the Indiana Blood Bank. Allowing the Blood Bank to set up an area within the plant and allowing employees time during the work day to donate provides the Blood Bank with numerous pints of blood that might not otherwise be donated.

The local Gleaners Food Bank of Indiana is also a recipient of numerous non-perishable food items donated by employees each holiday season. Now in its twenty-sixth year, the Food Bank has distributed more than 173 million pounds of food and critical grocery products to charities that serve the people in need of emergency food assistance.

Consolidated Income Statement

For the 53 weeks ended 3 May 2008

	Notes	2008 Before special items £000	2008 Special items (note 6) £000	2008 Total £000	2007 Before special items £000	2007 Special items (note 6) £000	2007 Total £000
Continuing operations							
Sales of products and services	2	**120,431**	–	**120,431**	123,687	–	123,687
Sales of tooling and equipment	2	**6,034**	–	**6,034**	2,793	–	2,793
Revenue	2	**126,465**	–	**126,465**	126,480	–	126,480
Operating expenses	3	**(107,477)**	**(9,366)**	**(116,843)**	(106,955)	(1,752)	(108,707)
Operating profit	2	**18,988**	**(9,366)**	**9,622**	19,525	(1,752)	17,773
Finance income	7	**874**	–	**874**	601	–	601
Finance expenses	8	**(1,872)**	–	**(1,872)**	(2,017)	–	(2,017)
Other finance income/(expense)	9	**2**	–	**2**	(433)	–	(433)
Share of post tax losses of associate	10	**(356)**	–	**(356)**	(27)	–	(27)
Impairment of investment in associate	18	–	**(953)**	**(953)**	(242)	–	(242)
Profit before tax		**17,636**	**(10,319)**	**7,317**	17,407	(1,752)	15,655
Taxation	11	**(4,916)**	**3,210**	**(1,706)**	(4,907)	694	(4,213)
Profit for the financial period from continuing operations		**12,720**	**(7,109)**	**5,611**	12,500	(1,058)	11,442
Loss for the period from discontinued operations	12	–	**(2,982)**	**(2,982)**	(150)	(1,485)	(1,635)
Profit for the financial period		**12,720**	**(10,091)**	**2,629**	12,350	(2,543)	9,807
Basic earnings per ordinary share							
Continuing operations	13			**19.8p**			40.6p
Discontinued operations	13			**(10.5p)**			(5.8p)
Total	13			**9.3p**			34.8p
Diluted earnings per ordinary share							
Continuing operations	13			**19.5p**			39.9p
Discontinued operations	13			**(10.4p)**			(5.7p)
Total	13			**9.1p**			34.2p
Dividends				£000			£000
Final dividend paid of 12.1p per share (2007: 12.1p)				**3,453**			3,391
Interim dividend paid of 7.0p per share (2007: 7.0p)				**1,998**			1,989
	14			**5,451**			5,380

Non-GAAP measure:			
Continuing operations		£000	£000
Adjusted profit before tax		**17,636**	17,407
Adjusted profit after tax	13	**12,720**	12,500
Adjusted earnings per share	13	**44.8p**	44.3p
Adjusted diluted earnings per share	13	**44.3p**	43.6p

Consolidated Balance Sheet

At 3 May 2008

	Notes	2008 £000	2007 £000
Assets			
Non-current assets			
Property, plant and equipment	15	**47,947**	51,608
Goodwill	16	**36,229**	35,792
Other intangible assets	17	**10,454**	11,976
Investment in associates	18	**243**	1,555
Deferred taxation	11	**483**	552
		95,356	101,483
Assets classified as held for sale	19	**2,647**	–
Current assets			
Inventories	20	**8,694**	10,453
Trade and other receivables	21	**18,348**	19,526
Cash and cash equivalents	22	**18,287**	17,274
		45,329	47,253
Liabilities			
Current liabilities			
Borrowings	26	**(25,825)**	(25,829)
Trade and other payables	23	**(17,851)**	(23,007)
Current tax payable		**(1,978)**	(2,085)
Provisions and other liabilities	25	**(5,737)**	(886)
		(51,391)	(51,807)
Liabilities of subsidiary held exclusively for resale	19	**(2,147)**	–
		(53,538)	(51,807)
Net current liabilities		**(8,209)**	(4,554)
Non-current liabilities			
Borrowings	26	**(6,203)**	(9,625)
Deferred taxation	11	**(4,328)**	(5,048)
Defined benefit pension scheme deficit	24	**(7,759)**	(10,769)
		(18,290)	(25,442)
Net assets		**71,504**	71,487
Shareholders' equity			
Share capital	27	**2,872**	2,845
Share premium	27	**31,360**	30,205
Retained earnings	28	**38,571**	39,841
Other reserves	28	**(1,299)**	(1,404)
Total equity		**71,504**	71,487

The financial statements on pages 42 to 89 were approved by the Board on 23 June 2008 and signed on its behalf by:

Directors:
JM Glenn
PV Boughton

Consolidated Cash Flow Statement

For the 53 weeks ended 3 May 2008

	Notes	2008 £000	2007 £000
Cash flows from operating activities			
Operating profit from continuing operations		**9,622**	17,773
Depreciation		**6,038**	6,381
Amortisation		**1,776**	1,883
Impairment charge		**6,683**	–
Allocation of customer settlement against impairment		**(2,687)**	–
Loss on disposal of property, plant and equipment		**240**	33
Share based payments		**858**	495
Decrease/(increase) in inventories		**1,784**	(1,317)
Decrease/(increase) in trade and other receivables		**1,723**	(1,246)
(Decrease)/increase in trade and other payables		**(6,066)**	7,821
Increase in provisions		**5,067**	1,047
Increase/(decrease) in financial instruments		**226**	(138)
Cash generated from continuing operations		**25,264**	32,732
Cash flows from discontinued operations		**–**	45
Interest paid		**(1,742)**	(2,166)
Tax paid		**(3,131)**	(4,375)
Net cash inflow from operating activities		**20,391**	26,236
Cash flows from investing activities			
Purchases of property, plant and equipment		**(8,624)**	(7,347)
Purchases of intangible assets		**(136)**	(203)
Proceeds from sale of property, plant and equipment		**36**	20
Allocation of customer settlement		**2,687**	–
Interest received		**883**	583
Tax received		**2**	–
Acquisition of subsidiary		**–**	(5,883)
Acquisition of subsidiary held exclusively for resale		**(91)**	–
Loans to subsidiary held exclusively for resale		**(3,551)**	–
Investment in associate		**–**	(1,563)
Net cash used in investing activities from continuing operations		**(8,794)**	(14,393)
Net cash from investing activities – discontinued operations		**–**	356
Net cash used in investing activities		**(8,794)**	(14,037)
Cash flows from financing activities			
Net proceeds from issues of ordinary share capital	27	**428**	1,411
Equity dividends paid to shareholders	14	**(5,451)**	(5,380)
Repayment of amounts borrowed		**(3,489)**	(3,671)
Payments to fund defined benefit pension scheme deficit	24	**(1,740)**	(1,775)
Net cash used in financing activities		**(10,252)**	(9,415)
Net increase in cash and short-term borrowings		**1,345**	2,784
Effects of exchange rate changes		**(291)**	1,634
Cash and short-term borrowings at start of period		**(5,048)**	(9,466)
Cash and short-term borrowings at end of period		**(3,994)**	(5,048)
Cash and short-term borrowings consist of:			
Cash and cash equivalents	22	**18,287**	17,274
Bank overdrafts and short-term loans	26	**(22,281)**	(22,322)
Cash and short-term borrowings at end of period	26	**(3,994)**	(5,048)

Consolidated Statement of Recognised Income and Expense

For the 53 weeks ended 3 May 2008

	Notes	2008 £000	2007 £000
Fair value movements on cash flow hedges		(131)	(121)
Deferred tax on fair value movements on cash flow hedges		39	–
Current tax on fair value movements on cash flow hedges		–	36
Exchange movements on translation of foreign subsidiaries		208	(1,305)
Current tax on exchange movements		(11)	254
Deferred tax on share-based payments		(349)	44
Current tax on share-based payments		126	256
Actuarial gains/(losses) on defined benefit pension scheme	24	1,483	(106)
Deferred tax on actuarial gains/(losses)		(566)	32
Net income/(expense) recognised directly in equity		799	(910)
Profit for the financial period		2,629	9,807
Total recognised income for the period		3,428	8,897

Company Balance Sheet

At 3 May 2008

	Notes	2008 £000	2007 £000
Assets			
Non-current assets			
Property, plant and equipment	15	2	6
Investments	18	65,585	65,585
Amounts receivable from Group companies	18	20,127	22,063
Deferred taxation	11	292	494
		86,006	88,148
Assets classified as held for sale	19	409	–
Current assets			
Trade and other receivables	21	25,367	24,906
Current tax receivable		504	976
Cash and cash equivalents	22	16,305	11,538
		42,176	37,420
Liabilities			
Current liabilities			
Borrowings	26	(25,824)	(25,759)
Trade and other payables	23	(31,271)	(23,148)
Provisions and other liabilities	25	(243)	(270)
		(57,338)	(49,177)
Net current liabilities		(15,162)	(11,757)
Non-current liabilities			
Borrowings	26	(6,203)	(9,625)
Amounts payable to Group companies		(16,063)	(16,063)
		(22,266)	(25,688)
Net assets		48,987	50,703
Shareholders' equity			
Share capital	27	2,872	2,845
Share premium	27	31,360	30,205
Retained earnings	28	14,755	17,653
Total equity		48,987	50,703

The financial statements on pages 42 to 89 were approved by the Board on 23 June 2008 and signed on its behalf by:

Directors:
JM Glenn
PV Boughton

Company Cash Flow Statement

For the 53 weeks ended 3 May 2008

	Notes	2008 £000	2007 £000
Operating profit from continuing operations		(2,962)	(3,333)
Depreciation		3	2
Loss on disposal of property, plant and equipment		1	–
Share-based payments		858	495
Decrease/(increase) in trade and other receivables		702	(136)
Increase in trade and other payables		553	404
(Decrease)/increase in provisions		(27)	270
Increase in financial instruments		196	55
Cash flows from operating activities		(676)	(2,243)
Interest paid		(3,052)	(2,960)
Net cash outflow from operating activities		(3,728)	(5,203)
Cash flows from investing activities			
Interest received		3,279	3,109
Corporation tax repayment		2	–
Group relief payment from subsidiaries		1,210	–
Dividend received from subsidiaries		7,173	–
Net cash generated from investing activities		11,664	3,109
Cash flows from financing activities			
Net proceeds from issues of ordinary share capital		428	1,411
Equity dividends paid to shareholders		(5,451)	(5,380)
Net loans from subsidiaries		5,211	10,932
Repayment of amounts borrowed		(3,483)	(3,665)
Net cash used in financing activities		(3,295)	3,298
Net increase in cash and cash equivalents		4,641	1,204
Effects of exchange rate changes		105	(1,503)
Cash and short-term borrowings at start of period		(10,721)	(10,422)
Cash and short-term borrowings at end of period		(5,975)	(10,721)
Cash and short-term borrowings consist of:			
Cash and cash equivalents	22	16,305	11,538
Bank overdrafts and short-term loans	26	(22,280)	(22,259)
Cash and short-term borrowings at end of period	26	(5,975)	(10,721)

Company Statement of Recognised Income and Expense

For the 53 weeks ended 3 May 2008

	2008 £000	2007 £000
Profit/(loss) for the financial period	1,810	(2,338)
Deferred tax on share-based payments	(239)	153
Current tax on share-based payments	124	33
Total recognised income/(expense) for the year	1,695	(2,152)

Notes to the Accounts

1. Presentation of the financial statements and accounting policies

Compliance with applicable laws and IFRS
The financial statements have been prepared in accordance with the Companies Act 1985, Article 4 of the IAS Regulation and International Accounting Standards and International Financial Reporting Standards (collectively referred to as IFRS) and related interpretations, as adopted for use in the European Union in all cases.

Financial period
These financial statements cover the financial year for the 53 weeks ended 3 May 2008, with comparative figures for the financial year for the 52 weeks ended 28 April 2007.

Accounting convention
The financial statements have been prepared using the historical cost convention, modified for certain items carried at fair value, as stated in the accounting policies.

Accounting principles and policies
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting estimates and judgements are discussed further below.

The financial statements have been prepared in accordance with the Group's accounting policies as approved by the Board. During the year the Group has adopted IFRS 7 'Financial Instruments: disclosures' which amends and adds to previous disclosures relating to financial instruments and the complementary amendment to IAS 1, 'Presentation of financial statements – Capital disclosures'.

IFRIC 8, 'Scope of IFRS 2' – This requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of IFRS 2. This standard does not have any impact on the Group's financial statements.

IFRIC 10, 'Interim financial reporting and goodwill' – This prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation does not have any impact on the Group's financial statements.

Parent company financial statements
The financial statements of the parent company, Consort Medical plc, have been prepared in accordance with IFRS. On publishing the parent company financial statements together with the Group financial statements, the Company is taking advantage of the exemption in Section 230 of the Companies Act 1985 n to present its individual income statement and related notes that form a part of these approved financial statements.

Consolidation
The financial statements include the financial statements of t Company and all the subsidiaries and associated undertaking during the years reported for the periods during which they we members of the Consort Medical Group. Intra-group balances between Group companies are eliminated on consolidation.

Legacy goodwill on adoption of IFRS was not restated. Howev for all acquisitions since 1 May 2005, assets and liabilities of subsidiaries have been measured at their fair values at the da of acquisition, with any excess of the cost of acquisition over this value being capitalised as goodwill.

Subsidiaries
The consolidated financial statements combine the financial statements of the parent company and all its subsidiaries ma up to 3 May 2008. Subsidiaries are entities which are directly indirectly controlled by the Group. Control exists where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activitie generally accompanying a shareholding of more than one ha of the voting rights.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of completion, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary t ensure consistency with the policies adopted by the Group.

Associates
Associates are all entities over which the Group has significar influence but not control, generally accompanying a shareholdi

Notes to the Accounts continued

1. Presentation of the financial statements and accounting policies continued

of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Foreign currencies

Items included in the financial statements of each of Consort Medical's entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in sterling, which is the parent company's functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income statement, except where hedge accounting is applied.

The results and financial position of all Group companies that have a functional currency different from the presentational currency are translated into the presentational currency with (i) assets and liabilities for each balance sheet translated at the closing rate at the date of that balance sheet; (ii) income and expenses for each income statement translated at average exchange rates for the period; and (iii) all resulting exchange differences recognised as a separate component of equity (cumulative translation adjustment).

Exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity on consolidation.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Revenue

Revenue from sales of products is recognised when the risk and rewards of ownership pass to the customer, and is stated net of value added tax and other sales taxes. Revenue from sales of services is recognised in the period in which the related chargeable costs are incurred or when revenue is earned under contractual obligations. Revenue from sales of tooling and equipment is recognised on acceptance by the customer.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms.

Segmental reporting

Business segments are distinguishable components of the Group that provide products or services that are subject to risks and rewards that are different to those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and rewards that are different to those of components operating in other economic environments. Business segments are the primary reporting segments. Group costs are allocated to segments on a reasonable and consistent basis. Transactions between segments are generally accounted for in accordance with Group policies as if the segment were a stand-alone business.

Research and development expenditure

In respect of internal product development expenditure, Consort Medical currently considers that it is not possible to demonstrate with sufficient certainty that a project will be commercially viable prior to customer and regulatory approval. Consequently, until customer and regulatory approval, expenditure on research and development is expensed as incurred.

Post-retirement benefits

In respect of the Group's defined benefit pension scheme, the employer's portion of past and current service cost is charged as an operating expense, with the interest cost net of expected return on assets in the plans reported as a financing item. Actuarial gains or losses are recognised directly in full in the statement of recognised income and expense such that the consolidated balance sheet reflects the scheme's full surplus or deficit as at the balance sheet date.

In respect of the Group's defined contribution pension schemes, contributions to defined contribution plans are charged to operating profit as they become payable.

Share-based payments

The Group operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using an option

Notes to the Accounts continued

1. Presentation of the financial statements and accounting policies continued

pricing model and the corresponding expense, together with the corresponding increase in equity, is recognised over the vesting period.

A charge is made by the parent company for the fair value of share-based awards in Consort Medical plc granted to employees of subsidiary companies.

Special items

To improve the understanding of the Group's financial performance, items which do not reflect the underlying business are presented in special items. Currently, amortisation of acquisition related intangibles, plant closure costs, including impairment of related fixed assets, and restructuring expenses are presented in special items.

Property, plant and equipment

Property, plant and equipment is stated at cost including any incidental costs of acquisition less accumulated depreciation. The cost of fixed assets (less the current expected residual value) is written off on a straight-line basis over their expected useful lives as follows:

– Freehold buildings & leasehold buildings	30 to 50 years
– Cleanrooms	20 years
– Building services	10 to 20 years
– Plant, equipment and vehicles	3 to 10 years

Cleanrooms and building services are categorised within plant and equipment. Land is not depreciated.

Assets under construction

The costs of property, plant and equipment are capitalised as incurred and are not depreciated until such time as the assets are commissioned, when the total costs are transferred to the appropriate asset category.

Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and, where applicable, retranslated at each balance sheet date.

Other intangible fixed assets

Other intangible fixed assets, including purchased patents, know-how, trademarks, software licences and distribution rights are capitalised at cost and amortised on a straight-line basis over their estimated useful economic lives. The estimated useful life of an intangible asset ranges from between 3 and 20 years, depending on its nature.

Non-current assets held for sale and discontinued operations

Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale.

Impairment of assets

Goodwill arising on acquisition is allocated to cash-generating units (equivalent to the reported primary business segments). The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstance indicate that it might be impaired. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

The carrying values of property, plant and equipment, and intangible assets with finite lives, are reviewed for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to identify separate cash flows relating to individual assets, Consort estimates the recoverable amount of the cash-generating unit to which it belongs.

Leasing commitments

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Leasing agreements which transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. Assets held under finance leases are depreciated on a basis consistent with similar owned assets or the lease term if shorter. The interest element of the lease rental is included in the income statement.

Inventories

Inventories and work in progress are stated at the lower of cost and net realisable value. Cost comprises the direct cost of production and the attributable portion of overheads based on normal operating capacity appropriate to location and condition. Cost is determined on a first in, first out basis.

Notes to the Accounts continued

1. **Presentation of the financial statements and accounting policies** continued

Cash and cash equivalents
For the purpose of the cash flow statement, cash comprises cash on hand and on-demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than three months.

Finance income and expense
Interest receivable and payable on bank deposits and borrowings is credited or charged to finance income and expense as incurred.

Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as other finance costs.

A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events or where the amount of the obligation cannot be measured with reasonable reliability. Contingent assets are not recognised, but are disclosed where an inflow of economic benefits is probable.

Trade receivables
Trade receivables do not carry interest and are stated at their initial value reduced by appropriate allowances for estimated irrecoverable amounts. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

Trade payables
Trade payables on normal terms are not interest bearing and are stated at their nominal value.

Dividends
Dividends are recorded in the financial statements in the period in which they are approved by the Company's shareholders. Interim dividends are recorded in the period in which they are approved and paid.

Taxation
The charge for current taxation is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using rates that have been enacted, or substantially enacted, by the balance sheet date.

Deferred taxation is accounted for in full using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are recognised for all taxable temporary differences except in respect of investments in subsidiaries where Consort is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that are expected to apply in the periods in which the asset or liability is settled. It is recognised in the consolidated income statement except when it relates to items credited or charged directly to shareholders' equity, in which case the deferred tax is also dealt with in shareholders' equity.

Share capital and share premium
Share issue costs are incremental costs directly attributable to the issue of new shares or options or the acquisition of a business and are shown as a deduction, net of tax, from the proceeds.

Derivative financial instruments and hedging
Derivative financial instruments are used to manage exposure to market risks from treasury operations. The principal derivative instruments used by the Group are interest rate swaps and forward foreign exchange contracts. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are initially recognised in the balance sheet at cost and then re-measured at subsequent reporting dates to fair value. Hedging derivatives are classified on inception as fair value hedges, cash flow hedges or net investment hedges. Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, with the changes in the fair value of the hedged asset or liability.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in equity. Amounts deferred in equity are transferred to the income statement in line with the hedged forecast transaction.

Notes to the Accounts continued

1. **Presentation of the financial statements and accounting policies** continued

Hedges of net investments in foreign entities are accounted for as cash flow hedges.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

New accounting policies and future developments
Published Standards that have not been enacted because the implementation date has not been reached are reviewed as part of the Group's on-going IFRS compliance process.

Forthcoming accounting standards
The following IFRS and IFRIC interpretations have been issued by the IASB and are likely to affect future Annual Reports, although none is expected to have a material impact on the results or financial position of the Group.

IFRIC 11 'IFRS 2, Group and treasury share transactions' was issued in November 2006 and is required to be implemented by Consort Medical from 4 May 2008. This interpretation provides guidance on whether share-based transactions involving Group entities should be accounted for as equity settled or cash settled transactions.

IFRIC 14 'IAS 19, The limit on a defined benefit asset, minimum funding requirements and their interaction' was issued in July 2007 and will be effective from 4 May 2008. The interpretation provides general guidance on the amount of a pension surplus that may be recognised as an asset.

IFRS 8, 'Operating segments' was issued in November 2006 and is required to be implemented by Consort Medical from 1 May 2009. This Standard replaces IAS 14 and aligns the segmental reporting requirements with those of the equivalent US standard. The new standard adopts a 'management approach' under which segmental information is to be disclosed on the same basis as that used for internal reporting purposes.

IAS 23 (Revised), 'Borrowing costs' was issued in March 2007 and will be implemented prospectively from 1 May 2009. It requires borrowing costs attributable to the acquisition or construction of certain assets to be capitalised. The option currently taken by Consort Medical of expensing such costs as incurred will no longer be available.

IAS 1 (Revised), 'Presentation of financial statements' was issued in September 2007 and will be effective from 1 May 2009. The amendments to the Standard mandate various presentation formats and disclosures, many of which are already adopted by Consort Medical. Movements in equity will be presented in a statement of changes in equity rather than as a note to the financial statements.

An amendment to IFRS 2, 'Share-based payment' relating to vesting conditions and cancellations was issued in January 2008. The amendment will apply retrospectively from 1 May 2009 and specifies that all cancellations of share-based payment arrangements, including those by an employee or other counterparty, should receive the same accounting treatment of requiring immediate recognition in the income statement of the charge that would otherwise have been recognised over the remainder of the service period.

IFRS 3 (Revised), 'Business combinations' was issued in January 2008 and will apply to business combinations arising from 1 May 2010. Amongst other changes, the new Standard will require recognition of subsequent changes in the fair value of contingent consideration in the income statement rather than against goodwill, and transaction costs to be recognised immediately in the income statement. Fair value gains or losses on existing investments in an acquired company will be recognised in the income statement at the date of acquisition.

IAS 27 (Revised), 'Consolidated and separate financial statements' was issued in January 2008 and will be implemented at the same time as IFRS 3 (Revised). In respect of transactions with non-controlling interests in Group entities that do not result in a change of control, the revised Standard requires that the difference between the consideration paid or received and the recorded non-controlling interest is recognised in equity. In the case of divestment of a subsidiary, any retained interest will be re-measured to fair value and the difference between fair value and the previous carrying value will be recognised immediately in the income statement.

IAS 23 (Revised), IFRS 3 (Revised) and IAS 27 (Revised) will be applied prospectively to transactions occurring after the implementation date. It is therefore not possible to assess in advance their impact on the financial statements of the Group.

Critical accounting estimates and judgements
IFRS requires the Group to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are discussed below:

A Impairment of goodwill
The Group tests, at least annually, whether goodwill has suffered any impairment in accordance with the accounting policy above. The recoverable amount is determined based on value in use calculations.

The use of this method requires the estimation of future cash flows and the choice of a suitable discount rate in order to calculate the present value of these cash flows. Actual outcomes could vary.

Notes to the Accounts continued

1. Presentation of the financial statements and accounting policies continued

B Impairment of property, plant and equipment
Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is determined based on value in use calculations prepared on the basis of management's assumptions and estimates.

C Depreciation of property, plant and equipment
Depreciation is provided so as to write down the assets to their residual values over their estimated useful lives as set out above. The selection of these estimated lives requires the exercise of management judgement.

D Post-retirement benefits
The determination of the pension cost and defined benefit obligation of the Group's defined benefit pension schemes depends on the selection of certain assumptions which include the discount rate, inflation rate, salary growth, mortality and expected return on scheme assets. Differences arising from actual experiences or future changes in assumptions will be reflected in subsequent periods. See note 24 for further details.

E Provisions for sales returns
Provisions for sales returns are estimated on the basis of historical returns and are recorded so as to allocate them to the same period in which the original revenue is recorded. Actual returns could vary from these estimates.

F Income taxes
The Group is subject to income taxes in various jurisdictions. Significant judgement is required in determining the Group provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Non-GAAP performance measures
The Directors believe that the 'adjusted' profit and earnings per share measures provide additional useful information for shareholders on the underlying performance of the business. These measures are consistent with how business performance is measured internally. The adjusted profit before tax measure is not a recognised profit measure under IFRS and may not be directly comparable with 'adjusted' profit measures used by other companies. The adjustments made to reported profit before tax are to exclude the following special costs:
- Exceptional income and charges. These are largely one-off in nature and therefore create volatility in reported earnings; and
- Amortisation of acquisition-related intangible assets.

Notes to the Accounts continued

2. Segmental information

These business segments are the basis on which the group reports its primary segment information. Business sector results include an allocation of corporate costs to each business on an appropriate basis. Sales between inhaled drug delivery and anaesthesia are at market value, established before the acquisition of the anaesthesia business. The results of the discontinued operations are included in note 12.

53 weeks ended 3 May 2008	Bespak – Inhaled Drug Delivery £000	King – Anaesthesia £000	Discontinued £000	Unallocated £000	Total £000
Sales of products and services	88,745	31,913	–	–	120,658
Sales of tooling and equipment	6,034	–	–	–	6,034
Total sales	**94,779**	**31,913**	–	–	**126,692**
Intra-segmental sales	(227)	–	–	–	(227)
Revenue by business segment	**94,552**	**31,913**	–	–	**126,465**
Segment result before special items	**14,225**	**4,763**	–	–	**18,988**
Exceptional operating expenses	(7,191)	(510)	–	–	(7,701)
Amortisation of acquired intangible assets	–	(1,665)	–	–	(1,665)
Segment result	**7,034**	**2,588**	–	–	**9,622**
Finance income					874
Finance expense					(1,872)
Other finance costs					2
Share of post-tax losses of associate					(356)
Impairment of investment in associate					(953)
Profit before tax					**7,317**
Taxation					(1,706)
Profit for the financial period from continuing operations					**5,611**
Loss for the period from discontinued operations					(2,982)
Profit for the financial period					**2,629**

Notes to the Accounts continued

2. **Segmental information** continued

53 weeks ended 3 May 2008	Bespak – Inhaled Drug Delivery £000	King – Anaesthesia £000	Discontinued £000	Unallocated £000	Total £000
Assets and Liabilities					
Allocated assets	62,708	58,964	–	–	121,672
Unallocated assets:					
Investment in associates	–	–	–	243	243
Assets classified as held for sale	–	–	–	2,647	2,647
Deferred taxation	–	–	–	483	483
Cash and cash equivalents	–	–	–	18,287	18,287
Segment assets	**62,708**	**58,964**	–	**21,660**	**143,332**
Allocated liabilities	(19,733)	(3,855)	–	–	(23,588)
Unallocated liabilities:					
Borrowings	–	–	–	(32,028)	(32,028)
Current tax payable	–	–	–	(1,978)	(1,978)
Liabilities of subsidiary held exclusively for resale	–	–	–	(2,147)	(2,147)
Deferred taxation	–	–	–	(4,328)	(4,328)
Defined benefit pension scheme deficit	–	–	–	(7,759)	(7,759)
Segment liabilities	**(19,733)**	**(3,855)**	–	**(48,240)**	**(71,828)**
Other segment information					
Capital expenditure (including acquisitions)					
Property, plant and equipment (note 15)	8,692	567	–	–	9,259
Intangible asset additions (note 17)	136	–	–	–	136
Acquisition of subsidiary exclusively for resale	91	–	–	–	91
Total capital expenditure	8,919	567	–	–	9,486
Amortisation of intangible assets (note 17)	111	1,665	–	–	1,776
Depreciation (note 15)	5,390	648	–	–	6,038
Impairment charge against tangible fixed assets (note 15)	6,683	–	–	–	6,683
Loss on disposal of fixed assets (note 3)	235	5	–	–	240
Trade receivables reversal of impairment (note 21)	–	(14)	–	–	(14)

Notes to the Accounts continued

2. **Segmental information** continued

52 weeks ended 28 April 2007	Bespak – Inhaled Drug Delivery £000	King – Anaesthesia £000	Discontinued £000	Unallocated £000	Total £000
Sales of products and services	92,901	31,047	–	–	123,948
Sales of tooling and equipment	2,793	–	–	–	2,793
Total sales	95,694	31,047	–	–	126,741
Intra-segmental revenue	(261)	–	–	–	(261)
Revenue by business segment	**95,433**	**31,047**	**–**	**–**	**126,480**
Segment result before special items	14,572	4,953	–	–	19,525
Amortisation of acquired intangible assets	–	(1,752)	–	–	(1,752)
Segment result	**14,572**	**3,201**	**–**	**–**	**17,773**
Finance income					601
Finance expense					(2,017)
Other finance costs					(433)
Share of post-tax losses of associate					(27)
Impairment of investment in associate					(242)
Profit before tax					**15,655**
Taxation					(4,213)
Profit for the financial period from continuing operations					**11,442**
Loss for the period from discontinued operations					(1,635)
Profit for the financial period					**9,807**
Assets and Liabilities					
Allocated assets	70,243	59,112	–	–	129,355
Unallocated assets:					
Investment in associates	–	–	–	1,555	1,555
Taxation	–	–	–	552	552
Cash and cash equivalents	–	–	–	17,274	17,274
Segment assets	**70,243**	**59,112**	**–**	**19,381**	**148,736**
Allocated liabilities	(20,643)	(3,250)	–	–	(23,893)
Unallocated liabilities:					
Borrowings	–	–	–	(35,454)	(35,454)
Current tax payable	–	–	–	(2,085)	(2,085)
Deferred tax	–	–	–	(5,048)	(5,048)
Defined benefit pension scheme deficit	–	–	–	(10,769)	(10,769)
Segment liabilities	**(20,643)**	**(3,250)**	**–**	**(53,356)**	**(77,249)**
Other segment information					
Capital expenditure					
Property, plant and equipment (note 15)	6,783	1,102	–	–	7,885
Intangible asset additions (note 17)	203	–	–	–	203
Investment in associate	–	1,563	–	–	1,563
Total capital expenditure	6,986	2,665	–	–	9,651
Amortisation of intangible assets (note 17)	131	1,752	–	–	1,883
Depreciation (note 15)	5,743	638	282	–	6,663
Impairment charge against tangible fixed assets	–	–	873	–	873
Loss on disposal of fixed assets (note 3)	9	24	–	–	33
Trade receivables impairment	15	25	–	–	40

Notes to the Accounts continued

2. Segmental information continued

The Group's operations are based in the UK and the USA.

Revenue by origin	Continuing operations 2008 £000	Continuing operations 2007 £000	Discontinued operations 2008 £000	Discontinued operations 2007 £000	Total 2008 £000	Total 2007 £000
United Kingdom	**94,779**	95,694	–	3,269	**94,779**	98,963
United States of America	**31,913**	31,047	–	–	**31,913**	31,047
Total sales	**126,692**	126,741	–	3,269	**126,692**	130,010
Intra-segmental sales	**(227)**	(261)	–	–	**(227)**	(261)
Revenue	**126,465**	126,480	–	3,269	**126,465**	129,749
Other segment information						
Allocated assets						
United Kingdom	**62,708**	70,243	–	–	**62,708**	70,243
United States of America	**58,964**	59,112	–	–	**58,964**	59,112
Total segment assets	**121,672**	129,355	–	–	**121,672**	129,355
Unallocated assets	**21,660**	19,381	–	–	**21,660**	19,381
Total assets	**143,332**	148,736	–	–	**143,332**	148,736
Capital expenditure (including acquisitions)						
Property, plant and equipment – United Kingdom	**8,692**	6,783	–	–	**8,692**	6,783
Property, plant and equipment – United States of America	**567**	1,102	–	–	**567**	1,102
Intangible asset additions – United Kingdom	**136**	203	–	–	**136**	203
Acquisition of subsidiary exclusively for resale	**91**	–	–	–	**91**	–
Investment in associate – United States of America	–	1,563	–	–	–	1,563
Total capital expenditure	**9,486**	9,651	–	–	**9,486**	9,651
Revenue by destination						
United Kingdom	**29,555**	23,614	–	1,421	**29,555**	25,035
United States of America	**59,630**	72,592	–	2	**59,630**	72,594
Europe	**29,421**	21,493	–	1,385	**29,421**	22,878
Rest of the World	**7,859**	8,781	–	461	**7,859**	9,242
Revenue	**126,465**	126,480	–	3,269	**126,465**	129,749

Notes to the Accounts continued

3. Operating expenses

	Continuing operations 2008 £000	Continuing operations 2007 £000	Discontinued operations 2008 £000	Discontinued operations 2007 £000	Total 2008 £000	Total 2007 £000
Raw materials and consumables	**36,109**	37,592	–	1,164	**36,109**	38,756
Other external charges	**25,390**	26,224	–	904	**25,390**	27,128
Staff costs (note 4)	**43,717**	37,870	–	2,382	**43,717**	40,252
Depreciation	**6,038**	6,381	–	282	**6,038**	6,663
Amortisation of software	**111**	131	–	–	**111**	131
Amortisation of acquired intangible assets	**1,665**	1,752	–	–	**1,665**	1,752
Impairment charge (note 6)	**6,683**	–	–	873	**6,683**	873
Loss on sale of tangible fixed assets	**240**	33	–	–	**240**	33
Losses from onerous contracts	**460**	–	–	–	**460**	–
Allocation of customer settlement	**(4,433)**	–	–	–	**(4,433)**	–
Own work capitalised	**(91)**	(55)	–	–	**(91)**	(55)
Exchange gains and losses	**134**	388	–	–	**134**	388
	116,023	110,316	–	5,605	**116,023**	115,921
Decrease/(increase) in stock of finished goods and work in progress	**820**	(1,609)	–	–	**820**	(1,609)
	116,843	108,707	–	5,605	**116,843**	114,312

	2008	2007
Operating expenses include the following:		
Operating lease rentals		
– plant and machinery	**231**	150
– other	**77**	75
Research and development	**4,323**	4,217
Trade receivables (reversal of impairment)/impairment	**(14)**	40
Property, plant and equipment repairs and maintenance	**2,719**	2,811

	2008	2007
Services provided by the Group's auditors		
Audit services		
– Fees payable to the Company auditor for the audit of the parent Company and consolidated accounts	**18**	16
Non-audit services – fees payable to the Company's auditor and its associates for other services:		
– The audit of accounts of associates of the Company pursuant to legislation (including that of other countries and territories outside Great Britain)	**164**	144
– Other services supplied pursuant to legislation	**18**	19
– Tax advisory services	**13**	42
– Corporate finance services	**–**	37
– Other services	**14**	–

Exchange rate information

	2008	2007
Average exchange rate USD: £ Sterling	**2.01**	1.91
Closing exchange rate USD: £ Sterling	**1.98**	2.00

Notes to the Accounts continued

4. Employees

Staff costs and the average number of employees analysed by activity, including executive directors, are shown below.

	Continuing operations 2008 £000	Continuing operations 2007 £000	Discontinued operations 2008 £000	Discontinued operations 2007 £000	Total 2008 £000	Total 2007 £000
Employee benefit costs:						
Wages and salaries	**33,465**	31,741	–	980	**33,465**	32,721
Redundancy and other severance costs (note 6)	**3,644**	–	–	979	**3,644**	979
Social security costs	**3,014**	3,085	–	206	**3,014**	3,291
Pension costs (note 24)	**2,736**	2,549	–	217	**2,736**	2,766
Share-based payments	**858**	495	–	–	**858**	495
	43,717	37,870	–	2,382	**43,717**	40,252
	2008 Number	2007 Number	**2008 Number**	2007 Number	**2008 Number**	2007 Number
Production	**835**	805	–	22	**835**	827
Sales and marketing	**53**	53	–	3	**53**	56
Administration and support services	**117**	131	–	3	**117**	134
Engineering and product development	**208**	192	–	3	**208**	195
	1,213	1,181	–	31	**1,213**	1,212

Staff costs and the average number of persons employed by Consort Medical plc, including non-executive directors, are shown below.

	2008 £000	2007 £000	2008 £000	2007 £000	2008 £000	2007 £000
Employee benefit costs:						
Wages and salaries	**2,288**	1,773	–	–	**2,288**	1,773
Redundancy and other severance costs	**428**	219	–	–	**428**	219
Social security costs	**273**	237	–	–	**273**	237
Pension costs	**199**	201	–	–	**199**	201
Share-based payments	**359**	297	–	–	**359**	297
	3,547	2,727	–	–	**3,547**	2,727

The average number of persons employed by Consort Medical plc in the year was 13 (2007: 12).

5. Directors' emoluments

	2008 £000	2007 £000
Directors		
Aggregate emoluments	**1,790**	1,663
Company contributions to money purchase and personal pension schemes	**141**	155
	1,931	1,818

Further information is disclosed in the remuneration report.

Notes to the Accounts continued

6. Special items

	Continuing operations 2008 £000	Continuing operations 2007 £000	Discontinued operations 2008 £000	Discontinued operations 2007 £000	Total 2008 £000	Total 2007 £000
Impairment charge	**(6,683)**	–	**(3,142)**	(873)	**(9,825)**	(873)
Employee severance costs	**(3,644)**	–	–	–	**(3,644)**	–
Plant closure costs	**(1,807)**	–	–	(1,249)	**(1,807)**	(1,249)
Allocation of customer settlement	**4,433**	–	–	–	**4,433**	–
Exceptional operating expenses	**(7,701)**	–	**(3,142)**	(2,122)	**(10,843)**	(2,122)
Amortisation of acquired intangible assets	**(1,665)**	(1,752)	–	–	**(1,665)**	(1,752)
Special items charged to operating expenses	**(9,366)**	(1,752)	**(3,142)**	(2,122)	**(12,508)**	(3,874)
Impairment of investment in associate	**(953)**	–	–	–	**(953)**	–
Special items before taxation	**(10,319)**	(1,752)	**(3,142)**	(2,122)	**(13,461)**	(3,874)
Taxation	**3,210**	694	**160**	637	**3,370**	1,331
Special items after taxation	**(7,109)**	(1,058)	**(2,982)**	(1,485)	**(10,091)**	(2,543)

The impairment charge arises on the property and equipment at Milton Keynes where manufacturing will cease in June 2008, at which point the site and surplus items of plant and equipment will be made available for sale.

Employee severance costs are in respect of the closure of the facility at Milton Keynes, the related restructuring of the Bespak Inhaled Drug Delivery division at King's Lynn, the change of Chief Executive and a restructuring at the King Systems division in the USA.

Other plant closure costs include settlement of contractual obligations with suppliers and customers, the costs associated with moving products to Bespak's King's Lynn facility or alternative suppliers, and decommissioning costs of remaining equipment.

Out of a total of £11 million received from a customer for the termination of a manufacturing agreement, £4.433 million has been allocated against the gross impairment charge, severance and other plant closure costs.

The impairment of investment in associate in 2008 reduces the value of the investment in Emergent Respiratory Products Inc. to a level consistent with current expectations of the future financial development of the business (note 18).

The impairment charge in discontinued operations of £3.142 million in 2008 represents the estimated loss that will arise on the disposal of the investment in Integrated Aluminium Components Limited, a subsidiary company acquired in July 2007 and treated as a business held for re-sale (note 12).

The exceptional operating expenses in the 52 weeks ended 28 April 2007 represent costs associated with the closure of the Group's consumer dispenser business in that year.

7. Finance income

	2008 £000	2007 £000
Interest on deposits	**645**	601
Interest on loan to subsidiary held exclusively for resale	**142**	–
Interest on tax	**87**	–
Finance income	**874**	601

otes to the Accounts continued

Finance expenses

	2008 £000	2007 £000
ık overdraft and loans	**(1,872)**	(2,008)
ıer interest payable	**–**	(9)
ance expense	**(1,872)**	(2,017)

Other finance income/(expense)

	2008 £000	2007 £000
erest on defined benefit plan liabilities	**(2,991)**	(2,657)
ıected return on defined benefit plan assets	**2,993**	2,485
: interest income/(expense) on defined benefit scheme (note 24)	**2**	(172)
winding of discount on deferred consideration	**–**	(261)
ıer finance income/(expense)	**2**	(433)

Share of associates

	2008 £000	2007 £000
ıre of post-tax losses of associate	**(356)**	(27)
nmarised income statement information in respect of the Group's associate is set out below:		
ıre of turnover of associate (not included in Group revenue)	**749**	578

: Group's share of the results of associates is in respect of Emergent Respiratory Products, Inc., and is based upon unaudited nagement information to 30 April 2008. An impairment charge of £953,000 has been made against the carrying value of the estment (note 18).

The comparative data relates to the Group's investment in Bull Rubber Limited. This shareholding was fully impaired in the 2007 ancial year and disposed of at nil value in 2008.

Notes to the Accounts continued

11. Taxation

Taxation charge based on profits for the year

The major components of income tax expense for the 53 weeks ended 3 May 2008 and 52 weeks ended 28 April 2007 are:

	2008 £000	2007 £000
Current income tax		
UK corporation tax at 29.83% (2007: 30%)	**2,645**	3,697
Adjustments in respect of prior periods	**(7)**	326
Overseas taxation	**1,180**	702
Overseas taxation – adjustments in respect of prior periods	**(529)**	(381)
	3,289	4,344
Deferred income tax		
UK origination and reversal of timing differences	**(1,263)**	(139)
Adjustments in respect of prior periods	**(221)**	8
Impact of change in tax rates	**(99)**	–
	(1,583)	(131)
Income tax expense reported in the consolidated income statement	**1,706**	4,213
Tax on items taken to equity		
Current tax:		
Share-based payments	**(126)**	(256)
Exchange movements recognised in reserves	**11**	(254)
Cash flow hedges	**–**	(36)
	(115)	(546)
Deferred tax:		
Actuarial gains and losses on pension schemes	**566**	(32)
Share-based payments	**349**	(44)
Cash flow hedges	**(39)**	–
	876	(76)
Total tax charged/(credited) to equity	**761**	(622)

Reconciliation between tax expense and the Group's profit on ordinary activities before taxation

The reconciliation of the UK statutory tax charge to the Group's profit on ordinary activities before taxation is as follows:

	2008 £000	2007 £000
Profit on ordinary activities before taxation	**7,317**	15,655
Taxation charge at UK corporation tax rate of 29.83% (2007: 30%)	**2,183**	4,697
Adjustments in respect of prior periods	**(757)**	(47)
Tax effect of non-deductible or non-taxable items	**546**	(10)
Transfers from unrecognised tax assets	**–**	(669)
Impact of change in tax rates	**(99)**	–
Impact on deferred taxes of impairment following change in manner of recovery	**(242)**	–
Difference in average tax rates in overseas countries	**75**	242
	1,706	4,213

During the year, as a result of the change in UK corporation tax rates which was effective from 1 April 2008, deferred tax balances have been re-measured. Deferred tax relating to temporary differences has been remeasured at the tax rate of 28% as this is the tax rate that will apply on reversal.

lotes to the Accounts continued

'. Taxation continued

ırecognised tax losses

ıe Group has capital losses which arose in the UK of £27,313,000 (2007: £27,313,000) that are available for offset against future argeable gains in the UK Group. Deferred tax assets have not been recognised in respect of these losses as it is not reasonably reseeable that these will be utilised.

Deferred tax assets of £143,000 (2007: £307,000) in respect of tax losses carried forward have not been recognised due to sufficient certainty over their recoverability. Of the £143,000 of US tax losses, £68,000 is due to expire in 2017 and the balance ' 2020.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current x liabilities and when the deferred income taxes relate to the same fiscal authority.

:ferred Tax

	Group		Company	
	2008 £000	2007 £000	2008 £000	2007 £000
:ferred tax liabilities				
:celerated tax depreciation	**(8,204)**	(10,560)	–	–
:ferred gains and losses on foreign currency contracts	–	(47)	–	–
	(8,204)	(10,607)	–	–
:ferred tax assets				
x losses	**7,829**	8,219	**7,671**	7,635
ss not recognised	**(7,814)**	(8,218)	**(7,671)**	(7,635)
x losses recognised	**15**	1	–	–
ıare-based payments	**572**	851	**179**	435
cess depreciation over tax allowance	**6**	8	**6**	8
ovisions	**1,258**	1,874	**80**	51
:her timing differences	**58**	–	**27**	–
ıreign exchange gains	–	4	–	–
:tirement benefit obligations	**2,450**	3,373	–	–
	4,359	6,111	**292**	494
:t deferred tax (liability)/asset	**(3,845)**	(4,496)	**292**	494
;sets	**483**	552	**292**	494
abilities	**(4,328)**	(5,048)	–	–
:t deferred tax (liability)/asset	**(3,845)**	(4,496)	**292**	494
ovision for deferred tax				
: 29 April 2007	**(4,496)**	(5,197)	**494**	194
ıarged to the income statement				
ʝjustments to prior year:				
Retirement benefit obligations	–	(46)	–	–
Provisions	**227**	–	–	–
Other	**17**	–	**(30)**	–
Accelerated capital allowances	**(23)**	38	–	–
:neral provisions	–	–	–	–
ırrent year charge	**1,263**	139	**67**	147
harge)/credit to equity	**(876)**	76	**(239)**	153
fects of exchange rate changes	**(56)**	494	–	–
fects of changes in tax rates	**99**	–	–	–
: 3 May 2008	**(3,845)**	(4,496)	**292**	494

Notes to the Accounts continued

12. Discontinued operations

On 17 July 2007, the Group formed a new subsidiary, Integrated Aluminium Components Limited, to acquire certain assets from the administrators of Decorpart Limited. The acquisition was made to secure the supply chain for components used in the manufacture of metered dose inhaler valves. The business was acquired with a view to resale; accordingly, it has not been consolidated but treated as a discontinued operation under IFRS 5. The assets and liabilities of the business are shown as separate lines in the Group balance sheet. The change in fair value from the date of acquisition to the balance sheet date is shown as a loss from discontinued operations.

At the end of the financial year the total investment and loans to IACL amounted to £3.642 million. The fair value less costs to sell at the balance sheet date amount to £0.5 million, resulting in a loss before tax from discontinued operations of £3.142 million. The loss in the consolidated income statement of £2.982 million is stated after a tax credit of £0.16 million.

In August 2006, the Group announced the closure of its consumer dispenser business with effect from the end of October 2006. This business was classified as a discontinued operation under IFRS 5 in the accounts for the 52 weeks ended 28 April 2007.

	Notes	2008 £000	2007 £000
Revenue (note 2)		–	3,269
Operating expenses		–	(3,483)
Operating loss		–	(214)
Impairment provisions	(a)	–	(873)
Closure costs	(b)	–	(1,249)
Loss before tax		–	(2,336)
Attributable taxation	(c)	–	701
Loss for the period after tax from discontinued operations		–	(1,635)

(a) An impairment provision was made against the carrying value of the fixed assets in the consumer dispenser business. The assets were either scrapped or sold during the year.

(b) Closure costs comprise employee severance and other costs incurred in connection with the closure.

(c) Taxation

– Attributable to pre-tax loss	–	439
– Attributable to impairment provision	–	262
Total	–	701

Cash flows from discontinued operations

Loss before taxation	–	(2,336)
Depreciation	–	282
Impairment provisions	–	873
Decrease in inventories	–	267
Decrease in trade and other receivables	–	959
Net cash flows from operating activities	–	45
Investing activities – proceeds from sale of property, plant and equipment	–	356
Cash flows from discontinued operations	–	401

Jotes to the Accounts continued

3. Earnings per share

asic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average umber of ordinary shares in issue during the year, excluding those held in the employee trusts which are treated as cancelled.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue to assume onversion of all dilutive potential ordinary shares. The Group has two classes of dilutive potential ordinary shares; those share ptions granted to employees where the exercise price is less than the average market price of the company's ordinary shares during 1e year and contingently issuable shares under the long term incentive plan.

	2008 £000	2007 £000
rofit for the financial period	**2,629**	9,807
rofit for the period from continuing operations	**5,611**	11,442
.dd back: Special items after taxation	**7,109**	1,058
.djusted profit for the financial period	**12,720**	12,500
oss for the period from discontinued operations	**(2,982)**	(1,635)

	2008 Number	2007 Number
Veighted average number of ordinary shares in issue	**28,373,853**	28,188,943
ilutive impact of share options outstanding	**369,173**	455,465
iluted weighted average number of ordinary shares in issue	**28,743,026**	28,644,408

	2008 Pence	2007 Pence
asic earnings per ordinary share		
ontinuing operations	**19.8**	40.6
iscontinued operations	**(10.5)**	(5.8)
otal	**9.3**	34.8
djusted basic earnings per ordinary share		
ontinuing operations	**44.8**	44.3
iluted earnings per ordinary share		
ontinuing operations	**19.5**	39.9
iscontinued operations	**(10.4)**	(5.7)
otal	**9.1**	34.2
djusted diluted earnings per ordinary share		
ontinuing operations	**44.3**	43.6

33,225 options over ordinary shares have been exercised since 3 May 2008.

4. Dividends

ividends declared and paid during the year

	2008 £000	2007 £000
inal dividend for 2007 of 12.1 pence per share (2007: final dividend for 2006 of 12.1 pence per share)	**3,453**	3,391
nterim dividend paid of 7.0 pence per share (2007: 7.0 pence)	**1,998**	1,989
	5,451	5,380

1 addition, the directors are proposing a final dividend in respect of the 53 weeks ended 3 May 2008 of 12.1 pence per share which vill absorb an estimated £3.48 million of shareholders' equity. It will be paid on 24 October 2008 to shareholders who are on the egister on 26 September 2008.

Notes to the Accounts continued

15. Property, plant and equipment

Group	Land and buildings £000	Plant, equipment and vehicles £000	Assets under construction £000	Total £000
Cost				
At 29 April 2007	28,172	77,468	4,277	109,917
Effects of exchange rate changes	52	47	3	102
Additions	228	4,290	4,741	9,259
Reclassifications	54	4,168	(4,222)	–
Disposals	–	(2,711)	–	(2,711)
At 3 May 2008	28,506	83,262	4,799	116,567
Depreciation and impairment				
At 29 April 2007	6,784	51,525	–	58,309
Effects of exchange rate changes	5	20	–	25
Charge for the year	784	5,254	–	6,038
Impairment charge (note 6)	1,301	5,382	–	6,683
Disposals	–	(2,435)	–	(2,435)
At 3 May 2008	8,874	59,746	–	68,620
Net book amount at 3 May 2008	**19,632**	**23,516**	**4,799**	**47,947**

There are no leased assets within plant and equipment at 3 May 2008.

Net book value of land and buildings comprised:	Group £000
Freehold land and buildings	17,592
Long-term leasehold property	1,989
Short-term leasehold property	51
At 3 May 2008	**19,632**

Company	Plant and equipment £000
Cost	
At 29 April 2007	137
Disposals	(97)
At 3 May 2008	40
Depreciation	
At 29 April 2007	131
Charge for the year	3
Disposals	(96)
At 3 May 2008	38
Net book amount at 3 May 2008	**2**

lotes to the Accounts continued

5. Property, plant and equipment continued

roup	Land and buildings £000	Plant, equipment and vehicles £000	Assets under construction £000	Total £000
ost				
t 30 April 2006	29,184	90,256	450	119,890
ffects of exchange rate changes	(411)	(247)	(8)	(666)
dditions	226	3,649	4,010	7,885
eclassifications	–	167	(167)	–
ansfer to other intangible assets	–	–	(8)	(8)
isposals	(827)	(16,357)	–	(17,184)
t 28 April 2007	28,172	77,468	4,277	109,917
epreciation and impairment				
t 30 April 2006	6,691	60,662	–	67,353
ffects of exchange rate changes	(11)	(34)	–	(45)
harge for the year	829	5,834	–	6,663
npairment charge (note 12)	203	670	–	873
isposals	(928)	(15,607)	–	(16,535)
t 28 April 2007	6,784	51,525	–	58,309
et book amount at 28 April 2007	21,388	25,943	4,277	51,608

ıcluded in plant and equipment at 28 April 2007 are leased assets with a cost of £19,000 and a net book value of £9,000.

et book value of land and buildings comprised:	Group £000
eehold land and buildings	19,296
ong-term leasehold property	2,034
hort-term leasehold property	58
t 28 April 2007	21,388

ompany	Plant and equipment £000
ost	
t 30 April 2006 and 28 April 2007	137
epreciation	
t 30 April 2006	129
harge for the year	2
t 28 April 2007	131
let book amount at 28 April 2007	6

Notes to the Accounts continued

16. Goodwill

	2008 £000
Cost	
At 30 April 2006	39,259
Effects of exchange rate changes	(3,467)
At 28 April 2007	35,792
Effects of exchange rate changes	437
At 3 May 2008	36,229
Net book value	
At 30 April 2006	39,259
At 28 April 2007	35,792
At 3 May 2008	**36,229**

Goodwill arose on the acquisition of King Systems Corporation and is allocated to the anaesthesia business in the segmental information (note 2). Goodwill is not amortised but is tested for impairment annually. Value in use calculations are generally utilised to calculate recoverable amount. Value in use is calculated as the net present value of the projected risk-adjusted, post-tax cash flows of the cash generating unit in which the goodwill is contained, applying a discount rate of the Group post-tax weighted average cost of capital, calculated to be approximately 8%, adjusted where necessary for country specific risks. This approximates to applying a pre-tax discount to pre-tax cash flows.

During the year, the carrying value of goodwill was tested for impairment in accordance with IAS36. A value in use calculation was prepared and approved by the Board based upon the first three years of the Group's strategic plan which takes into account both past performance and expectations for future market development. Cash flows beyond this period are extrapolated using an annual growth rate of 2%. The conclusion of this exercise was that there had been no impairment.

17. Other intangible assets

	Computer software £000	Patented and unpatented technology and know-how £000	Trademarks and trade names £000	Customer contracts and relationships £000	Distribution agreements £000	Total £000
Cost						
At 29 April 2007	1,651	4,457	4,090	2,609	2,762	15,569
Effects of exchange rate changes	–	56	52	31	35	174
Additions	136	–	–	–	–	136
At 3 May 2008	1,787	4,513	4,142	2,640	2,797	15,879
Amortisation						
At 29 April 2007	1,332	602	553	359	747	3,593
Effects of exchange rate changes	–	14	14	10	18	56
Charge for the period	111	444	407	264	550	1,776
At 3 May 2008	1,443	1,060	974	633	1,315	5,425
Net book amount at 3 May 2008	**344**	**3,453**	**3,168**	**2,007**	**1,482**	**10,454**

lotes to the Accounts continued

ʼ. Other intangible assets continued

	Computer software £000	Patented and unpatented technology and know-how £000	Trademarks and trade names £000	Customer contracts and relationships £000	Distribution agreements £000	Total £000
ɔst						
: 30 April 2006	1,440	4,903	4,500	2,870	3,039	16,752
fects of exchange rate changes	–	(446)	(410)	(261)	(277)	(1,394)
dditions	203	–	–	–	–	203
ansfer from property, plant and equipment	8	–	–	–	–	8
: 28 April 2007	1,651	4,457	4,090	2,609	2,762	15,569
nortisation						
: 30 April 2006	1,201	171	158	103	213	1,846
fects of exchange rate changes	–	(36)	(33)	(22)	(45)	(136)
ıarge for the period	131	467	428	278	579	1,883
: 28 April 2007	1,332	602	553	359	747	3,593
ɜt book amount at 28 April 2007	319	3,855	3,537	2,250	2,015	11,976

ɔmputer software is amortised over four years.

ther than computer software, intangible assets arose from the purchase of 100% of the shares of King Systems Corporation on : December 2005. The assessed useful lives of the identified intangible assets are:

	Useful lives
ıtented and unpatented technology and know-how	10 years
ademarks and trade names	10 years
ıstomer contracts and relationships	5 years
stribution agreements	2-11 years

3. Investments

roup	2008 £000	2007 £000
vestments in associates at start of period	**1,555**	269
fects of exchange rate changes	**(3)**	(8)
ddition during the year	**–**	1,563
ıare of retained losses for the year (note 10)	**(356)**	(27)
ıpairment provision (note 10)	**(953)**	(242)
vestments in associates at end of period	**243**	1,555

ımmarised balance sheet information in respect of the Group's associates is set out below:		
ɔtal assets	**2,692**	4,544
ɔtal liabilities	**(314)**	(840)
ɜt assets	**2,378**	3,704
roup's share of associates' net assets	**1,213**	1,537
ːss provision against carrying value	**(970)**	(385)
ɜt book amount	**243**	1,152

ıe Group disposed of its shareholding in Bull Rubber Limited during the year at nil value. The investment was fully impaired in the evious financial year.

On 16 April 2007 the Group invested £1.56 million for a 51% holding in Emergent Respiratory Products, Inc. (Emergent). A ovisional fair value exercise was performed on acquisition of Emergent. Following completion of the valuation of the business, nendments to the provisional fair values of the total assets acquired were made.

Notes to the Accounts continued

18. Investments continued

Details of net assets acquired and goodwill are as follows:

	£000
Purchase consideration	
Cash paid	1,508
Directly attributable costs	55
Total purchase consideration	1,563
Share of fair value of net assets (see below)	(891)
Goodwill	672

The goodwill is attributable to Emergent's established position in the specialist respiratory market and its workforce, which cannot be separately recognised as an intangible asset. Goodwill on the acquisition of Emergent is not included in these financial statements as Emergent is accounted for as an associate.

The following table sets out the provisional and amended fair value of the total assets acquired:

	Acquiree's carrying amount £000	Provisional fair values 2007 £000	Fair values £000
Intangible assets	12	540	348
Property, plant and equipment	32	32	32
Inventory	52	52	52
Cash	637	637	637
Trade and other receivables	99	76	90
Trade creditors and other payables	(161)	(161)	(161)
Other liabilities	(107)	(91)	(107)
Tax losses	–	73	–
Net assets acquired	564	1,158	891

Company	Investments in subsidiary undertakings 2008 £000	Investments in associates 2008 £000	Total 2008 £000
At 30 April 2006			
Cost	65,585	802	66,387
Impairment provision	–	(558)	(558)
Net book value at 30 April 2006	65,585	244	65,829
Impairment provision	–	(244)	(244)
Net book value at 28 April 2007	65,585	–	65,585
At 29 April 2007			
Cost	65,585	802	66,387
Impairment provision	–	(802)	(802)
Net book value at 29 April 2007 and at 3 May 2008	65,585	–	65,585

	2008 £000
Long-term loans to Group Undertakings	
At 29 April 2007	22,063
Effects of exchange rate changes	241
Repaid in the year	(2,177)
Net book value at 3 May 2008	20,127

Interest is charged on long-term loans to subsidiaries at rates linked to LIBOR.

Notes to the Accounts continued

9. Disposal groups

	2008 £000
Assets of subsidiary held exclusively for resale (note 12)	2,647
Liabilities of subsidiary held exclusively for resale (note 12)	(2,147)
	500

In the Company balance sheet the assets held for sale of £409,000 are made up of loans to the subsidiary held for resale of £3.551 million less an impairment provision of £3.142 million.

10. Inventories

	Group		Company	
	2008 £000	2007 £000	2008 £000	2007 £000
Raw materials and consumables	3,760	4,491	–	–
Work in progress	1,552	2,381	–	–
Finished goods	3,382	3,581	–	–
	8,694	10,453	–	–

The difference between the purchase price or production cost of stocks and their replacement cost is not material.

11. Trade and other receivables

	Group		Company	
	2008 £000	2007 £000	2008 £000	2007 £000
Trade receivables	15,436	13,065	–	–
Less: Provision for impairment of receivables	(26)	(74)	–	–
Trade receivables – net	15,410	12,991	–	–
Amounts receivable from Group undertakings	–	–	24,266	23,751
Other receivables	1,732	677	754	–
Other taxation	294	1,881	170	760
Derivative financial instruments (note 29)	–	254	–	97
Prepayments and accrued income	912	3,723	177	298
	18,348	19,526	25,367	24,906

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

Amounts receivable from Group companies include short-term loans on which interest is charged at rates linked to LIBOR.

As of 3 May 2008, trade receivables of £3,462,000 (2007: £2,833,000) were past due and a provision of £26,000 (2007: £74,000) was made in respect of these. The ageing of these trade receivables is as follows:

	Group	
	2008 £000	2007 £000
Up to 3 months	3,420	1,604
3 to 6 months	14	459
Over 6 months	28	770
	3,462	2,833

The carrying amount of the Group's trade and other receivables are denominated in the following currencies:

	2008 £000	2007 £000
Sterling	12,288	12,396
US dollars	4,423	5,940
Euro	1,637	1,190
	18,348	19,526

Notes to the Accounts continued

21. Trade and other receivables continued

Movements on the Group provision for impairment of trade receivables are as follows:

	Group 2008 £000	Group 2007 £000
At 29 April 2007	**74**	52
Provision for impairment of receivables	**–**	40
Receivables written off in the year	**(34)**	(18)
Reversal of provision no longer required	**(14)**	–
At 3 May 2008	**26**	74

Amounts are written off when there is no expectation of recovering additional cash.

The other classes within trade and other receivables do not contain impaired assets.

22. Cash and cash equivalents

	Group 2008 £000	Group 2007 £000	Company 2008 £000	Company 2007 £000
Cash at bank and in hand	**271**	587	**17**	6,881
Short-term deposits	**18,016**	16,687	**16,288**	4,657
	18,287	17,274	**16,305**	11,538

The weighted average interest rate of short-term deposits was 4.91% (2007: 4.99%) and the weighted average period to maturity was 31 days (2007: 3 days).

23. Trade and other payables

	Group 2008 £000	Group 2007 £000	Company 2008 £000	Company 2007 £000
Amounts falling due within one year				
Trade payables	**7,389**	9,915	**90**	90
Amounts payable to Group undertakings	**–**	–	**29,268**	21,927
Amounts payable to subsidiary held for re-sale	**56**	–	**–**	–
Amounts payable to associated companies – trading	**–**	157	**–**	–
Other taxation and social security	**729**	606	**37**	49
Derivative financial instruments (note 29)	**102**	–	**99**	–
Other creditors	**3,582**	5,764	**–**	7
Accruals and deferred income	**5,993**	6,565	**1,777**	1,075
	17,851	23,007	**31,271**	23,148

Loans from Group undertakings have no fixed date of repayment. Interest is charged at rates linked to LIBOR.

otes to the Accounts continued

Pensions and other post-employment benefits

ısion costs	2008 £000	2007 £000
defined benefit scheme	1,997	2,110
defined contribution schemes	621	511
ntributions to personal pension plans	69	98
erseas schemes	49	47
:al charged to operating expenses (note 4)	2,736	2,766
erest on defined benefit plan liabilities	2,991	2,657
;s: expected return on defined benefit plan assets	(2,993)	(2,485)
t interest included in other *finance income/costs (note 9)*	(2)	172
tal cost of pensions charged to income statement	2,734	2,938

tuarial gains and losses in respect of the defined benefit scheme are recognised in full through the statement of recognised :ome and expense.

The Group operates a number of pension schemes in the UK and the USA to provide pensions to retired employees. Pension nefits are provided by a defined benefit scheme, whereby retirement benefits are based on employee pensionable remuneration d length of service, and by defined contribution schemes, whereby retirement benefits are determined by the value of funds sing from contributions paid in respect of each employee. The defined benefit scheme was closed to new entrants with effect ›m 30 June 2002.

Contributions to defined benefit schemes are determined in accordance with the advice of an independent, professionally alified actuary. Pension costs of defined benefit schemes for accounting purposes have been assessed in accordance with dependent actuarial advice, using the projected unit method. Liabilities are assessed annually in accordance with the advice of an dependent actuary. Formal, independent, actuarial valuations of the Group's *defined benefit scheme are undertaken, normally* ery three years.

ıe following information relates to the Group's UK defined benefit pension scheme.

	2008 £000	2007 £000
ıange in defined benefit obligation		
:nefit obligation at start of period	56,862	51,191
ırrent service cost	1,997	2,110
terest cost	2,991	2,657
ember contributions	481	575
:tuarial (gains)/losses	(4,959)	1,138
:nefits paid	(1,145)	(809)
:nefit obligation at end of period (partly funded plan)	56,227	56,862
ıange in fair value of plan assets		
ıir value of plan assets at start of period	46,093	39,189
:pected return on plan assets	2,993	2,485
:tuarial (losses)/gains	(3,476)	1,032
:gular employer contributions	1,782	1,846
nployer contributions – deficit funding	1,740	1,775
lember contributions	481	575
:nefits paid	(1,145)	(809)
ıir value of plan assets at end of period	48,468	46,093
efined benefit pension scheme deficit recognised (partly funded plan)	7,759	10,769

Notes to the Accounts continued

24. Pensions and other post-employment benefits continued

Components of defined benefit pension cost	Year to 3 May 2008 £000	Year to 28 April 2007 £000
Current service cost	1,997	2,110
Interest cost	2,991	2,657
Expected return on plan assets	(2,993)	(2,485)
Total defined benefit pension cost recognised in the income statement	1,995	2,282
Actuarial (gains)/losses immediately recognised	(1,483)	106
Total pension (income)/cost recognised in the statement of recognised income and expense	(1,483)	106
Cumulative amount of actuarial losses immediately recognised	6,210	7,693

The actual return on plan assets in the 53 weeks to 3 May 2008 was a loss of £0.684 million (2007 gain £3.517 million).

Five year history	2008 £000	2007 £000	2006 £000	2005 £000	2004 £000
Benefit obligation at end of year	(56,227)	(56,862)	(51,191)	(37,811)	(32,232)
Fair value of plan assets at end of year	48,468	46,093	39,189	22,108	19,459
Deficit	(7,759)	(10,769)	(12,002)	(15,703)	(12,773)
Difference between expected and actual return of scheme assets:					
Amount (£000)	(3,476)	1,032	4,948	(249)	–
Percentage of scheme assets	–7%	2%	13%	–1%	–
Experience gains and losses to scheme liabilities:					
Amount (£000)	–	–	(408)	–	–
Percentage of scheme liabilities	–	–	–1%	–	–

Contributions

Under the Schedule of Contributions agreed with the Scheme's Trustees in place at the time this disclosure was prepared, the Group expects to contribute approximately £3.6 million to the defined benefit scheme in the 2009 financial year.

Explanation of the relationship between Consort Medical plc and the trustees of the Bespak plc Staff Retirement Benefits Scheme (the Scheme)

The Scheme assets are held in a separate trustee-administered fund to meet long-term pension liabilities to past and present employees. The trustees of the Scheme are required to act in the best interests of the Scheme's beneficiaries. The appointment of trustees to the Scheme is set out under rule A16 of the Scheme's trust deed and rules dated 14 March 1997. The Scheme has a policy that one-third of all trustees should be nominated by members of the Scheme.

Disclosure of principal assumptions

The principal actuarial assumptions adopted at the balance sheet date were:

	3 May 2008	28 April 2007
Discount rate	6.0% p.a.	5.2% p.a.
Future inflation	3.7% p.a.	3.1% p.a.
Future salary increases	4.7% p.a.	4.1% p.a.
Future pension increases (where increases are in line with inflation subject to a maximum of 5% p.a.)	3.7% p.a.	3.1% p.a.
Expected return on plan assets	6.3% p.a.	6.3% p.a.

Notes to the Accounts continued

14. Pensions and other post-employment benefits continued

The IAS19 accounting standard requires that the discount rate used be determined by reference to market yields at the balance sheet date on high quality fixed income investments. The currency and term of these should be consistent with the currency and estimated term of the post-employment obligations.

The discount rate has been developed from a spot yield curve based on UK Government bonds, adjusted to reflect the credit spread between AA-rated corporate bonds and Government bonds.

The expected rate of inflation is an important building block for the salary growth and pension increase assumption. A rate of inflation is 'implied' by the difference between the yields on fixed-interest and index-linked Government bonds.

For the majority of members, pension accrued before 6 April 1997 does not receive any guaranteed increases and it is assumed that no discretionary increases will be awarded. Pension accrued after 6 April 1997 receives increases in line with inflation subject to a maximum of 5% per annum. Some members receive fixed increases of 3% per annum on pension accrued before 6 April 1997 and increases in line with inflation subject to a minimum of 3% per annum and a maximum of 5% per annum on pension accrued after 6 April 1997 (for which the Company has assumed future increases will be 3.7% per annum).

One of the key assumptions made in valuing the pension scheme's liabilities is the mortality rates used to assess how long pensions will be paid for. The mortality rates used to calculate the Scheme's liabilities were updated as part of the Scheme's actuarial valuation in 2005 to reflect the results of surveys that have highlighted that people are living longer. The mortality rates now used in calculating the Scheme's liabilities are based on data collected between 1991 and 1994, but allow for the accelerated improvements in longevity witnessed since that time and also allow for these accelerated improvements to continue until 2020. These mortality tables are referred to as the PA92 medium cohort tables.

The current life expectancies (in years) underlying the value of the accrued liabilities for the Scheme are:

	3 May 2008		28 April 2007	
Life expectancy at age 65	Male	Female	Male	Female
Member currently age 65	**22.0**	**24.9**	21.9	24.8
Member currently age 45	**23.1**	**25.9**	23.0	25.8

The overall expected return on assets has been based on the investment strategy that has been agreed between the Trustees and the Group, following the Trustees' review of their investment strategy during the year. The overall assumption has been calculated as the weighted average of the expected return for the principal asset categories, net of investment expenses, which will be held by the plan (as detailed below). As the Scheme's assets were in the process of being transitioned to the new investment strategy at the reporting date, the actual allocation at 3 May 2008 was not in line with the agreed investment strategy on which the expected return has been based, but the transition was completed during May 2008.

Asset category	3 May 2008			28 April 2007	
	Actual allocation	Agreed investment strategy	Expected return*	Actual allocation	Expected return*
Gilts	**21%**	**20%**	**4.30%**	34%	4.40%
Corporate bonds	**21%**	**20%**	**6.30%**	–	n/a
Equities	**47%**	**50%**	**7.20%**	65%	7.25%
Hedge funds	**–**	**10%**	**6.10%**	–	n/a
Cash	**11%**	**–**	**n/a**	1%	5.25%
Overall	**100%**	**100%**	**6.30%**	100%	6.30%

* net of investment expenses

Notes to the Accounts continued

24. Pensions and other post-employment benefits continued

Sensitivity analysis of the principal assumptions used to measure Scheme liabilities

The sensitivity of the Scheme's liabilities to changes in the principal assumptions used to measure these liabilities is illustrated below. The illustrations consider the single change shown with the other assumptions assumed to be unchanged. In practice, changes in one assumption may be accompanied by offsetting changes in another assumption (this is not always the case).

The Group liability is the difference between the Scheme liabilities and the Scheme assets. Certain changes in the assumptions will be as a result of changes in market yields. Where this is the case the market value of Scheme assets may change simultaneously, which may or may not offset the change in assumptions. For example, a fall in interest rates will increase the Scheme liability, but may also trigger an offsetting increase in the market value of assets so that the net effect on the Group liability is reduced.

Assumption	Change in assumption	Impact on scheme's accrued liabilities
Discount rate	Increase by 0.1% p.a.	Decrease by 2.6%
Rate of inflation	Increase by 0.1% p.a.	Increase by 2.2%
Rate of salary growth	Increase by 0.1% p.a.	Increase by 0.9%
Rate of mortality	Members assumed to live one year longer	Increase by 2.5%

How the liabilities arising from the Scheme are measured

The Group provides retirement benefits via the Scheme to some of its former employees and approximately 50% of current UK employees. The level of retirement benefit is principally based on salary earned in the final three years of employment and period of service as a Scheme member.

The projected liabilities of the Scheme are apportioned between members' past and future service using the projected unit actuarial cost method. The deficit in the Group balance sheet is the difference between the projected liability allocated to past service (the defined benefit obligation) and the market value of the assets of the Scheme. The defined benefit obligation makes allowance for future earnings growth. If all active members were assumed to leave the Group and the allowance for future earnings growth was replaced by an allowance for statutory revaluation, the liabilities would reduce by approximately £5 million.

An alternative measure of liability is the cost of buying out benefits at the balance sheet date with a suitable insurer. This amount represents the amount that would be required to settle the Scheme liabilities at the balance sheet date rather than the Group continuing to fund the on-going liabilities of the Scheme. The latest estimate of the amount required to settle the Scheme's liabilities was calculated at 30 April 2005. This indicated that the amount required was £48.5 million in excess of the assets held by the Scheme. Since that time the Group has paid contributions of £13 million towards funding the Scheme's deficit.

Future funding obligations in relation to the Scheme

The Trustees have selected a funding target based on the Scheme being closed to new members but with active members continuing to accrue benefits. The agreed funding objective is to reach and then maintain assets equal to 100% of the value of the projected past service liabilities, assessed on an ongoing basis, allowing for future salary increases for active members.

The most recently completed triennial actuarial valuation of the Scheme was performed by an independent actuary for the Trustees of the Scheme and was carried out as at 30 April 2005. Before the valuation had been completed, but after the effective date of the valuation, the Group paid £9 million to the Scheme as part of the negotiations on the Group's acquisition of King Systems. Following the valuation the Group agreed to pay contributions of (on average) 16.8% of members' Pensionable Salaries per annum to fund the accrual of future benefits and £145,000 per month with the intention of funding the Scheme's deficit on an ongoing basis by 30 April 2015.

The next triennial valuation is being carried out with an effective date of 30 April 2008 and in the interim the Group will monitor funding levels every six months. The Group considers that the contribution rates agreed with the Trustees at the last valuation date are sufficient to eliminate the deficit by the target date of 30 April 2015.

Notes to the Accounts continued

4. Pensions and other post-employment benefits continued

lature and extent of the risks arising from financial instruments held by the Scheme

he expected return on the Scheme's assets is based on market expectations at the beginning of the financial period for returns over he life of the related obligation. The expected yield on bond investments with fixed interest rates can be derived exactly from their ıarket value. Some of these bond investments are issued by the UK Government and the risk of default on these is very small. The 'rustees also hold bond investments issued by public companies. There is a more significant risk of default on these which is assessed ›y various rating agencies.

The Trustees also have a substantial holding of equity investments (50% of the Scheme's assets following the transition to the ıew investment strategy). The investment return related to these is variable, and they are generally considered much 'riskier' ıvestments. It is generally accepted that the yield on equity investments will contain a premium (the equity risk premium) to ompensate investors for the additional risk of holding this type of investment. There is significant uncertainty about the likely size ›f this risk premium.

The majority of the equities held by the scheme are in international blue chip entities. The aim is to hold a globally diversified ›ortfolio of equities, with a target of 50% of equities being held in the UK, 18.75% in the rest of Europe, 13.75% in North American quities, 7.5% in each of Japanese and Pacific Basin equities and 2.5% in emerging markets.

As part of the investment strategy review conducted over the last year, the Trustees, in conjunction with the Group, have carried ›ut an asset-liability review for the Scheme. These studies are used to assist the Trustees and the Group to determine the optimal ›ng-term asset allocation with regard to the structure of liabilities within the Scheme. The results of the study are used to assist the 'rustees in managing the volatility in the underlying investment performance and the risk of a significant increase in the Scheme's leficit by providing information used to determine the pension scheme's investment strategy.

:5. Provisions

	Plant closure £000	Employee benefits £000	Other provisions £000	Total £000
iroup				
ιt 29 April 2007	–	270	616	**886**
'rovided in the period	3,998	–	996	**4,994**
Jtilised in the period	–	(27)	(116)	**(143)**
ιt 3 May 2008	3,998	243	1,496	**5,737**
'o be settled within one year	3,998	243	1,496	**5,737**
:ompany				
ιt 29 April 2007	–	270	–	**270**
Jtilised in the period	–	(27)	–	**(27)**
ιt 3 May 2008	–	243	–	**243**
'o be settled within one year	–	243	–	**243**

'he plant closure provision relates to the closure of the Group's manufacturing facilities at Milton Keynes and includes provisions for edundancy costs, onerous contracts and other costs associated with the restructuring.

:mployee benefits represents a provision for national insurance contributions on share options and other share-based payments.

)ther provisions are in respect of product quality issues and costs associated with the cessation of CFC valve manufacture.

Notes to the Accounts continued

26. Net debt

	Group 2008 £000	Group 2007 £000	Company 2008 £000	Company 2007 £000
Current assets:				
Cash and cash equivalents	**18,287**	17,274	**16,305**	11,538
	18,287	17,274	**16,305**	11,538
Short-term borrowings:				
Overdrafts and short-term loans repayable within one year (unsecured)	**(22,281)**	(22,322)	**(22,280)**	(22,259)
Bank term loan payable within one year	**(3,544)**	(3,500)	**(3,544)**	(3,500)
Obligations under finance leases	**–**	(7)	**–**	–
	(25,825)	(25,829)	**(25,824)**	(25,759)
Long-term borrowings				
Bank term loan repayable within five years (USD, unsecured)	**(9,747)**	(13,125)	**(9,747)**	(13,125)
Less payable with one year	**3,544**	3,500	**3,544**	3,500
Obligations under finance leases	**–**	–	**–**	–
	(6,203)	(9,625)	**(6,203)**	(9,625)
Total borrowings	**(32,028)**	(35,454)	**(32,027)**	(35,384)
Net debt	**(13,741)**	(18,180)	**(15,722)**	(23,846)

Cash and short-term borrowings

For the purposes of the Group Cash Flow Statement, cash and short-term borrowings comprise cash and cash equivalents less bank overdrafts and short-term loans.

	Group 2008 £000	Group 2007 £000	Company 2008 £000	Company 2007 £000
Cash and cash equivalents	**18,287**	17,274	**16,305**	11,538
Bank overdrafts and short-term loans	**(22,281)**	(22,322)	**(22,280)**	(22,259)
Cash and short-term borrowings	**(3,994)**	(5,048)	**(5,975)**	(10,721)

All borrowing and loans are unsecured. The bank loans and overdrafts are subject to cross guarantees between Group companies.

Bank loans are denominated in US dollars and bear interest linked to USD LIBOR. In December 2005, as part of interest rate management strategy, the Company entered into an interest rate swap for the notional value of the five year term loan. Under this swap, the Company receives interest on a variable basis and pays interest fixed at 5.51%. In March 2008 a second interest swap was taken out for USD20 million until December 2010 at a rate of 3.475%. Interest on the remaining balance of the revolving credit facility is charged at LIBOR plus 0.65% and on UK overdrafts at 1% above UK base rate.

27. Share capital and share premium account

Group and Company	Ordinary shares of 10p each Number	Ordinary shares of 10p each £000	Share Premium £000
Share capital authorised			
At 28 April 2007	40,000,000	4,000	–
At 3 May 2008	40,000,000	4,000	–
Share capital issued and fully paid			
At 28 April 2007	28,449,264	2,845	30,205
Issued under share option schemes	268,863	27	1,155
At 3 May 2008	**28,718,127**	**2,872**	**31,360**

Notes to the Accounts continued

27. Share capital and share premium account continued

	3 May 2008	28 April 2007
Number of shares issuable under outstanding options	1,440,883	1,554,211

265,160 ordinary shares of 10p were issued as a result of exercises under the Bespak Executive Share Option Scheme for total consideration of £1,167,000. £754,000 of the consideration was received in cash after the year end.

3,703 ordinary shares of 10p were issued as a result of exercises under the Bespak Savings Related Share Option Scheme for total consideration of £15,000 .

28. Movements in equity

Group	Share capital £000	Share premium £000	Retained earnings £000	Other reserves* £000	Total £000
Balance at 29 April 2006	2,802	28,837	34,693	(268)	66,064
Profit for the financial period	–	–	9,807	–	9,807
Fair value movements on cash flow hedges	–	–	–	(121)	(121)
Current tax on fair value movements on cash flow hedges	–	–	–	36	36
Exchange movements on translation of foreign subsidiaries	–	–	–	(1,305)	(1,305)
Current tax on exchange movements	–	–	–	254	254
Deferred tax on share-based payments	–	–	44	–	44
Current tax on share-based payments	–	–	256	–	256
Actuarial losses on defined benefit pension scheme	–	–	(106)	–	(106)
Deferred tax on actuarial losses	–	–	32	–	32
Recognition of share-based payment	–	–	495	–	495
Proceeds from sale of shares for employee options	43	1,368	–	–	1,411
Equity dividends	–	–	(5,380)	–	(5,380)
Balance at 28 April 2007	2,845	30,205	39,841	(1,404)	71,487
Profit for the financial period	–	–	2,629		2,629
Fair value movements on cash flow hedges	–	–	–	(131)	(131)
Deferred tax on fair value movements on cash flow hedges	–	–	–	39	39
Exchange movements on translation of foreign subsidiaries	–	–	–	208	208
Current tax on exchange movements	–	–	–	(11)	(11)
Deferred tax on share-based payments	–	–	(349)	–	(349)
Current tax on share-based payments	–	–	126	–	126
Actuarial gains on defined benefit pension scheme	–	–	1,483	–	1,483
Deferred tax on actuarial gains	–	–	(566)	–	(566)
Recognition of share-based payment	–	–	858	–	858
Proceeds from sale of shares for employee options	27	1,155	–	–	1,182
Equity dividends	–	–	(5,451)	–	(5,451)
Balance at 3 May 2008	2,872	31,360	38,571	(1,299)	71,504

*Other reserves expanded	Cash flow hedge reserve £000	Translation reserves £000	Total £000
Balance at 29 April 2006	106	(374)	(268)
Total recognised income and expense for the year	(85)	(1,051)	(1,136)
Balance at 28 April 2007	21	(1,425)	(1,404)
Total recognised income and expense for the year	(92)	197	105
Balance at 3 May 2008	(71)	(1,228)	(1,299)

Notes to the Accounts continued

28. Movements in equity continued

Company	Share capital £000	Share premium £000	Retained earnings £000	Total £000
Balance at 29 April 2006	2,802	28,837	24,690	**56,329**
Loss for the financial period	–	–	(2,338)	**(2,338)**
Deferred tax on share-based payments	–	–	153	**153**
Current tax on share-based payments	–	–	33	**33**
Recognition of share-based payment	–	–	495	**495**
Proceeds from sale of shares for employee options	43	1,368	–	**1,411**
Equity dividends	–	–	(5,380)	**(5,380)**
Balance at 28 April 2007	2,845	30,205	17,653	**50,703**
Profit for the financial period	–	–	1,810	**1,810**
Deferred tax on share-based payments	–	–	(148)	**(148)**
Current tax on share-based payments	–	–	33	**33**
Recognition of share-based payment	–	–	858	**858**
Proceeds from sale of shares for employee options	27	1,155	–	**1,182**
Equity dividends	–	–	(5,451)	**(5,451)**
Balance at 3 May 2008	2,872	31,360	14,755	**48,987**

Profit for the financial period

As permitted by Section 230 of the Companies Act 1985, the holding company's profit and loss account has not been included in these financial statements. The profit on ordinary activities after taxation for the financial year dealt with in the accounts of the holding company was £1.810 million (2007: loss £2.338 million).

29. Financial instruments and related disclosures

Financial risk management

Consort Medical plc reports in sterling and pays dividends out of sterling profits. A function of Group Finance is to manage and monitor the Group's external and internal funding requirements and financial risks in support of Group corporate objectives. Treasury activities are governed by policies and procedures approved by the Board and monitored by Group Finance.

Group Finance maintains treasury control systems and procedures to monitor foreign exchange, interest rate, liquidity, credit and other financial risks.

Consort Medical uses a variety of financial instruments, including derivatives, to finance its operations and to manage market risks from these operations. Financial instruments include cash and liquid resources, borrowings, forward foreign exchange contracts and interest rate swaps.

Liquid assets surplus to the immediate operating requirements of Group companies are generally invested and managed centrally by Group Finance.

External borrowings, mainly managed centrally by Group Finance, comprise a combination of long and short-term finance.

Consort Medical does not hold or issue derivative financial instruments for trading purposes and the Group's Treasury policies specifically prohibit such activity. All transactions in financial instruments are undertaken to manage the risks arising from underlying business activities, not for speculation.

Notes to the Accounts continued

29. Financial instruments and related disclosures continued

Capital management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Selling margins are sufficient to cover normal operating costs and the Group's operating subsidiaries are generally cash generative. None of the entities in the Group is subject to externally imposed capital requirements.

Operating cash flow is used to fund investment in new product development as well as to make the routine outflows of capital expenditure, tax, dividends and repayment of maturing debt.

The Group's policy is to borrow centrally to meet anticipated funding requirements.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as borrowings less cash and cash equivalents. Total capital is calculated as 'equity' as shown in the consolidated balance sheet plus net debt.

The gearing ratios at 3 May 2008 and 28 April 2007 were as follows:

	2008 £000	2007 £000
Total borrowings	**32,028**	35,454
Less: cash and cash equivalents	**(18,287)**	(17,274)
Net debt	**13,741**	18,180
Total equity	**71,504**	71,487
Total capital	**85,245**	89,667
Gearing ratio	**16%**	20%

The Group also monitors two widely used ratios to measure our ability to service our debt. Both net debt/EBITDA and EBITDA interest cover were ahead of target in 2008.

Fair value of financial assets and liabilities

The table titled 'Fair value of financial assets and liabilities' presents the carrying amount and the fair values of the Group's financial assets and liabilities under IFRS. Where available, market values have been used to determine fair values. Where market values are not available, fair values are determined using the prevailing interest and exchange rates.

The methods and assumptions used to estimate the fair values of financial instruments are as follows:

- Forward exchange contracts – The fair value of the Group's forward exchange contracts is based on market prices and exchange rates at the balance sheet date.
- Interest rate swap – The fair value of the Group's interest rate swap is based on the market values at the balance sheet date.
- Other – the fair value of other assets and liabilities approximates to the carrying amount reported in the balance sheet.

Fair value and cash flow hedging activities

Under IFRS, all derivative financial instruments are recognised as assets or liabilities in the consolidated balance sheet at fair value. Gains and losses are recognised in the consolidated income statement unless they are designated as hedging instruments and tested to be effective under IAS 39, in which case the element of gains and losses that fulfil the hedge effectiveness criteria are taken directly to equity.

Consort Medical's hedging strategy is unchanged in respect of covering the transactional risk of foreign currency sales and purchases and hedging the net investment position of foreign subsidiaries.

Notes to the Accounts continued

29. Financial instruments and related disclosures continued

Interest rate risk management

The Group's policy is to convert a portion of its floating rate debt into fixed rates using interest rate swaps. The Group designates these as cash flow hedges of interest rate risk. An additional swap was taken out in the financial year; as a result 62% (USD39.25 million) of the Group's USD denominated debt at May 2008 (total USD63.25 million) is at fixed rates. The fair value of the interest rate swaps at 3 May 2008 was a liability of £99,000 (2007: asset £32,000). The movement in the year has been included in the consolidated statement of recognised income and expense.

Based on the USD denominated floating rate debt at the year end, a 100 basis point movement in US interest rates would have a £0.1 million impact on the Group's interest expense. A 100 basis point movement in UK interest rates would have a £0.2 million impact on the Group's interest income based on the cash balances at 3 May 2008 (2007: £0.2 million).

The Group manages centrally the short-term cash surpluses or borrowing requirements of subsidiary companies.

Foreign exchange risk management

The Group's principal currency exposure is movement between sterling and the US dollar.

Transactional exposure

The Group uses forward contracts to hedge transactional currency exposures. As a result there were no material net monetary assets or liabilities in foreign currencies, having taken into account the effect of forward exchange currency contracts that have been used to match foreign currency exposures.

The Group hedges a proportion of forecast future foreign currency transaction exposure generally extending up to twelve months. At 3 May 2008, the Group held forward contracts to hedge the equivalent of £0.7 million of forecast foreign currency transaction exposures (2007: £10.85 million). The fair value of the forward exchange contracts was a liability of £3,000 at 3 May 2008 (2007: asset £222,000). The Group currently does not designate these forward contracts as cash flow hedges and gains and losses are recognised in the income statement.

The primary exposures in the UK business are transactions denominated in the USD and the Euro. Based on the net exposures in these currencies at the year end, a 10% decline in sterling against the USD and the Euro would increase operating profit by £0.2 million (2007: £0.4 million). A 10% increase in the value of sterling would have a similar but opposite effect.

Translational exposure

The income statement of the Group's US business is converted into sterling for reporting purposes at the average exchange rate for the year. Consequently, there is a translational exposure arising from movements in the sterling/US dollar exchange rate. The Group does not hedge this translation exposure.

Included in loans at 3 May 2008 was a borrowing of USD63.25 million/£32.0 million (2007: USD70.25 million/£35.1 million) which has been designated as a hedge of the Group's net investments in the United States and is being used to hedge the exposure to foreign exchange risks on these investments. Gains or losses on the retranslation of this borrowing are transferred to equity to offset any gains or losses on translation of the net investments in the subsidiaries. In the year ended 3 May 2008 there was a gain of £0.2 million taken to equity on retranslation of the Group's net investment in its US business (2007: loss £1.3 million).

A decline of 10% in the value of sterling at the year end would increase the value of the Group's net assets and equity by £2.0 million (2007: £1.8 million). A 10% increase in the value of sterling would have a similar but opposite effect.

Committed facilities

As part of its financial risk management policy the Group has committed facilities available at floating rates that expire within one year. In addition the Group has a £40 million revolving credit facility that expires in December 2010.

Market risk of financial assets

The Group invests centrally managed liquid assets in short-term investments with banks at floating rates measured against LIBID. These investments are classified as cash and cash equivalents.

Credit risk

The Group is exposed to a concentration of credit risk in respect of its major customers such that, if one or more of them is affected by financial difficulty, it could materially and adversely affect the Group's financial results. However, the Group generally does not expect its customers to fail to meet their obligations.

Notes to the Accounts continued

29. Financial instruments and related disclosures continued

The Group does not believe it is exposed to major concentrations of credit risk on other classes of financial instruments. The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations.

The Group applies Board-approved limits to the amount of credit exposure to any one counterparty and employs strict minimum credit worthiness criteria as to the choice of counterparty. Additionally, the Group takes out credit insurance cover against the majority of export sales.

Liquidity

The Group operates internationally, primarily through subsidiary companies established in the markets in which the Group trades. Selling margins are sufficient to exceed normal operating costs and the Group's operating subsidiaries are cash generative.

Operating cash flow is used to fund investment in the research and development of new products as well as routine outflows of capital expenditure, tax, dividends and repayment of maturing debt. The Group may, from time to time, have additional demands for finance, such as acquisitions.

Fair value of financial assets and liabilities

The following table sets out the classification of financial assets and liabilities. Receivables and payables have been included to the extent that they are classified as financial assets and liabilities in accordance with IAS 32. Provisions have been included where there is a contractual obligation to settle in cash. Where appropriate, currency and interest rate swaps have been presented alongside the underlying principal instrument. The carrying amounts of these instruments have been adjusted for the effect of the currency and interest rate swaps acting as hedges.

	At 3 May 2008		At 28 April 2007	
	Book value £000	Fair value £000	Book value £000	Fair value £000
Cash and cash equivalents	**18,287**	**18,287**	17,274	17,274
Current asset financial instruments	**18,287**	**18,287**	17,274	17,274
Short-term borrowings and overdrafts	**(22,281)**	**(22,281)**	(22,322)	(22,322)
Finance lease	**–**	**–**	(7)	(7)
Long-term borrowings	**(9,747)**	**(9,747)**	(13,125)	(13,125)
Interest rate swaps	**(99)**	**(99)**	32	32
Total borrowings and related swaps	**(32,127)**	**(32,127)**	(35,422)	(35,422)
Forward exchange contracts	**(3)**	**(3)**	222	222
Total trade receivables, payables and related swaps	**(3)**	**(3)**	222	222
Total financial assets and liabilities	**(13,843)**	**(13,843)**	(17,926)	(17,926)
Total financial assets	**18,287**	**18,287**	17,523	17,523
Total financial liabilities	**(32,130)**	**(32,130)**	(35,449)	(35,449)

Interest rate profile of financial assets and liabilities

The interest profile of the financial assets and liabilities of the Group at 3 May 2008 was as follows:

At 3 May 2008	Cash and cash equivalents £000	Total £000
Financial assets		
Less than one year	18,287	**18,287**
Total interest earning	18,287	**18,287**
Analysed as:		
Floating rate interest	17,339	**17,339**
Total interest earning	17,339	**17,339**
Non-interest earning	948	**948**
Total	18,287	**18,287**

Notes to the Accounts continued

29. Financial instruments and related disclosures continued
Interest rate profile of financial assets and liabilities continued

At 3 May 2008

Financial liabilities	Short-term borrowings and overdrafts £000	Long-term borrowings £000	Effect of interest rate swaps £000	Forward exchange contracts £000	Total £000
Less than one year	(22,281)	(3,544)	(52)	(3)	**(25,880)**
Between one and two years	–	(3,544)	(33)	–	**(3,577)**
Between two and three years	–	(2,659)	(14)	–	**(2,673)**
Between three and four years	–	–	–	–	**–**
Total interest earning	(22,281)	(9,747)	(99)	(3)	**(32,130)**
Analysed as:					
Fixed rate interest	–	(9,747)	(99)	–	**(9,846)**
Floating rate interest	(22,281)	–	–	–	**(22,281)**
Total interest earning	(22,281)	(9,747)	(99)	–	**(32,127)**
Non-interest earning	–	–	–	(3)	**(3)**
Total	(22,281)	(9,747)	(99)	(3)	**(32,130)**

At 28 April 2007

Financial assets	Cash and cash equivalents £000	Forward exchange contracts £000	Total £000
Less than one year	17,274	249	**17,523**
Total interest earning	17,274	249	**17,523**
Analysed as:			
Floating rate interest	15,642	–	**15,642**
Total interest earning	15,642	–	**15,642**
Non-interest earning	1,632	249	**1,881**
Total	17,274	249	**17,523**

At 28 April 2007

Financial liabilities	Short-term borrowings and overdrafts £000	Long-term borrowings £000	Effect of interest rate swaps £000	Obligations under finance leases £000	Forward exchange contracts £000	Total £000
Less than one year	(22,322)	(3,500)	13	(7)	(27)	**(25,843)**
Between one and two years	–	(3,500)	10	–	–	**(3,490)**
Between two and three years	–	(3,500)	6	–	–	**(3,494)**
Between three and four years	–	(2,625)	3	–	–	**(2,622)**
Total interest earning	(22,322)	(13,125)	32	(7)	(27)	**(35,449)**
Analysed as:						
Fixed rate interest	–	(13,125)	32	(7)	–	**(13,100)**
Floating rate interest	(22,322)	–	–	–	–	**(22,322)**
Total interest earning	(22,322)	(13,125)	32	(7)	–	**(35,422)**
Non-interest earning	–	–	–	–	(27)	**(27)**
	(22,322)	(13,125)	32	(7)	(27)	**(35,449)**

otes to the Accounts continued

. Financial instruments and related disclosures continued

rrency profile of financial assets and liabilities

e currency profile of the financial assets and liabilities of the Group at 3 May 2008 is as follows:

3 May 2008	Sterling £000	US dollar £000	Euro £000	Swiss franc £000	Indian rupee £000	Total £000
ancial assets						
sh and cash equivalents	15,693	1,429	120	1,045	–	**18,287**
	15,693	1,429	120	1,045	–	**18,287**
ancial liabilities						
ort-term borrowings and overdrafts	(2)	(22,278)	–	–	(1)	**(22,281)**
ng-term borrowings	–	(9,747)	–	–	–	**(9,747)**
ect of interest rate swaps	–	(99)	–	–	–	**(99)**
rward exchange contracts	–	(2)	(1)	–	–	**(3)**
	(2)	(32,126)	(1)	–	(1)	**(32,130)**

28 April 2007	Sterling £000	US dollar £000	Euro £000	Swiss franc £000	Indian rupee £000	Total £000
ancial assets						
sh at bank	9,647	6,088	1,537	–	2	**17,274**
rward exchange contracts	–	249	–	–	–	**249**
	9,647	6,337	1,537	–	2	**17,523**
ancial liabilities						
ort-term borrowings and overdrafts	(322)	(22,000)	–	–	–	**(22,322)**
ng-term borrowings	–	(13,125)	–	–	–	**(13,125)**
ect of interest rate swaps	–	32	–	(27)	–	**5**
ligations under finance leases	–	(7)	–	–	–	**(7)**
	(322)	(35,100)	–	(27)	–	**(35,449)**

rrowing facilities

3 May 2008, the Group had the following undrawn committed borrowing facilities available at floating rates:

	2008 £000	2007 £000
piring within one year	**21,319**	22,288

rivative financial instruments

e table below sets out the net principal amounts and fair value of derivative contracts held by Consort Medical plc.

	Contract or underlying principal amount £000	Fair value Assets £000	Fair value Liabilities £000
3 May 2008			
reign exchange contracts	679	–	(3)
terest rate swaps	9,747	–	(99)
tal derivative financial instruments	10,426	–	(102)
28 April 2007			
reign exchange contracts	10,851	249	(27)
terest rate swaps	13,125	32	–
tal derivative financial instruments	23,976	281	(27)

Notes to the Accounts continued

29. Financial instruments and related disclosures continued

Hedges

Cash flow hedges

The Group has entered into two interest rate swaps for a nominal value of USD39.25 million (2007: USD26.25 million) that are designated as cash flow hedges to cover changes in cash flows due to changes in interest rates on its USD floating rate loans. The first swap was taken out in December 2005 and matches the USD term loan of USD19.25 million at 3 May 2008 (2007: USD26.25 million). In line with the term loan the swap reduces by USD1.75 million per quarter. The interest cost of this swap is 5.51%. The second swap is for USD20 million and was taken out in March 2008 at a cost of 3.475%. Both swaps mature in December 2010. The fair value of the swaps at 3 May 2008 was a net liability of £99,000 (2007: asset £32,000).

Net investment hedges

The Group has designated its USD denominated term loan and revolving credit loan as a net investment hedge in respect of the foreign currency translation risk arising on consolidation of the Group's net investments in the United States. The fair value of the USD borrowings at 3 May 2008 was £32.0 million (2007: £35.1 million). The foreign exchange loss of £0.4 million (2007: gain £3.1 million) on translation of the borrowing into sterling has been recognised in exchange reserves.

30. Employee share schemes

Share options

The Group operates share option schemes, whereby options are granted to employees to acquire shares in Consort Medical plc at the grant price, and share award schemes, whereby awards are granted to employees to acquire shares in Consort Medical plc at no cost, subject to the achievement by the Group of certain specified performance targets.

The Group operates share option schemes and savings-related share option schemes. Grants under share option schemes are normally exercisable between three and ten years from the date of grant. Grants of share awards are normally exercisable at the end of the three year vesting/performance period. Grants under savings-related share option schemes are normally exercisable after three years saving. Options under the share option schemes are normally granted at the market price ruling at the date of grant. The majority of options under the savings-related share option schemes are now granted at the market price ruling at the date of grant.

Share options awarded to the directors are subject to performance criteria as laid out in the Remuneration Report.

Share-based compensation recognised in the income statement

The share-based compensation charge has been recorded in the income statement as follows:

	2008 £000	2007 £000
Staff costs (see note 4)	**858**	495

Notes to the Accounts continued

30. Employee share schemes continued

Option pricing

For the purposes of valuing options to arrive at the stock-based compensation charge, the Black-Scholes option pricing model, as modified for market performance conditions, has been used. The assumptions used in the model are as follows:

	Share appreciation rights 2008	Savings-related share option scheme 2008	All share schemes 2007
Risk-free interest rate	**5.1%**	**3.99%**	4.6%
Dividend yield	**2.9%**	**3.4%**	3.1%
Volatility	**30%**	**28%**	25%
Expected lives of options granted under:			
Savings-related share option schemes	**–**	**3 years**	3 years
Share appreciation rights	**3 years**	**–**	3 years
Weighted average share price for grants in the year:			
Savings-related share option schemes – market and option price	**–**	**558.5p**	606.5p
Share appreciation rights – market and option price	**661p**	**–**	620p

The expected volatility is based on historical volatility over the last three years. The expected life is the average expected period to exercise. The risk free rate of return is the yield on zero-coupon UK government bonds of a term consistent with the assumed option life.

	Share option schemes – shares		Savings-related share option schemes	
Options outstanding	Number	Weighted exercise price	Number	Weighted exercise price
At 29 April 2007	986,000	476p	125,496	493p
Awards granted	–	–	156,982	558.5p
Options exercised	(265,160)	440p	(3,703)	416p
Options forfeited	(86,340)	470p	(12,824)	545p
At 3 May 2008	**634,500**	**492p**	**265,951**	**530p**

For share options exercised in the period, the weighted average share price at the date of exercise was 440 pence per share.

Outstanding options granted under all schemes are as follows:

	Number of options		Weighted average remaining contractual life (years)		
Options granted	2008	2007	2008	2007	Price
Savings-related share option schemes					
October 2003	–	1,334	–	0.2	318.0p
February 2005	73,955	80,369	0.1	1.3	434.0p
September 2006	35,014	43,793	1.5	3.0	606.5p
April 2008	156,982	–	3.0	–	558.5p
Total	265,951	125,496	2.0	1.9	530.2p
Company and executive share option schemes					
July 2001	156,000	156,000	3.2	4.2	583.5p
September 2002	97,000	202,000	4.4	5.4	443.0p
December 2002	10,000	10,000	4.7	5.7	443.0p
September 2003	157,500	310,500	5.4	6.4	412.5p
July 2004	214,000	307,500	6.2	7.2	509.0p
Total	634,500	986,000	5.0	6.1	492.2p

Notes to the Accounts continued

30. Employee share schemes continued

Performance Share Plan and Share Appreciation Rights

The Group operates a Performance Share Plan and Share Appreciation Rights Scheme whereby awards are granted to directors and senior management at no cost. The percentage of each award that vests is based upon the performance of the Group over a three year measurement period. The performance conditions consist of two parts. Condition one is satisfied if the Total Shareholder Return (TSR) of Consort is equal to, or exceeds, the TSR of the FTSE All Share Health Index. If condition one is not satisfied the awards lapse. If condition one has been satisfied then the table below sets out the percentage of an award that vests or becomes exercisable.

Percentage per annum by which Consort's growth in EPS exceeds the growth in the Retail Prices Index (RPI) over the performance period	Proportion of Award that vests
Less than 3% per annum	Nil
Between 3% and 10% per annum	(EPS% – RPI% – 3%) x 10.71 + 25%
10% per annum or more	100%

Number of shares issuable	Number	Weighted average exercise price
Performance shares		
At 28 April 2007	252,215	606p
Awards granted	193,950	661p
Awards forfeited	(54,406)	644p
At 3 May 2008	**391,759**	**628p**
Share appreciation rights		
At 28 April 2007	190,500	618p
Awards granted	127,750	661p
Awards forfeited	(169,577)	641p
At 3 May 2008	**148,673**	**628p**

31. Commitments and contingent liabilities

	Group		Company	
	2008 £000	2007 £000	2008 £000	2007 £000
(i) Capital expenditure contracted for but not provided in the accounts	**3,598**	1,661	–	–
(ii) Commitments under operating leases:				
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:				
No later than one year	**89**	97	–	–
Later than one year and no later than five years	**204**	106	–	–
	293	203	–	–

(iii) Legal proceedings

In January 2002, the European Patent Office Opposition Board ruled against the Group, upholding the patent rights of a competitor in the field of metered dose inhaler valves. An appeal has been lodged against the decision and the eventual outcome of the dispute is uncertain. The directors do not expect that a material loss will result from these proceedings and as a result no provision has been made.

(iv) Cross guarantees

There is a guarantee agreement from Group companies to the Royal Bank of Scotland plc in respect of the Group's bank borrowings which amounted to £32.0 million (2007: £35.3 million) at 3 May 2008.

Notes to the Accounts continued

32. Related party transactions

The consolidated financial statements include the financial statements of the Group and Company and the principal subsidiaries listed in the following table:

Subsidiaries	Country of registration (or incorporation) and operation	% of ordinary shares held by the Company	% of ordinary shares held by the Group	Nature of business
Bespak Europe Limited	United Kingdom	100	100	Drug delivery device manufacturer
Bespak, LLC	USA	–	100	Commercial services
King Systems Corporation	USA	–	100	Anaesthesia equipment manufacturer
H&M Rubber Inc.	USA	–	100	Elastomer component manufacturer

Associate

Emergent Respiratory Products, Inc.

The Group has a 51% holding in Emergent Respiratory Products, Inc., a manufacturing company registered in California, USA. Emergent Respiratory Products, Inc. reports to 31 December.

The Group disposed of its 26.6% shareholding in Bull Rubber Limited during the year.

The following table provides the total amount of transactions which have been entered into with related parties for the relevant financial year. The table includes the total amount of transactions with Integrated Aluminium Components Limited (IACL) in the period from acquisition in July 2007 (see note 12).

	Sale of goods and services		Purchase of goods and services		Amounts owed by related parties		Amounts owed to related parties	
Group	**2008 £000**	2007 £000	**2008 £000**	2007 £000	**2008 £000**	2007 £000	**2008 £000**	2007 £000
IACL	**94**	–	**2,537**	–	**3,551**	–	**56**	–
Bull Rubber Limited	**–**	–	**–**	957	**–**	–	**–**	157
Company								
IACL	**–**	–	**–**	–	**3,551**	–	**–**	–
Subsidiaries	**5,556**	5,380	**1,323**	841	**44,393**	45,814	**45,331**	37,990

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made at normal market prices. Outstanding balances that relate to trading balances are unsecured, interest free and settlement occurs in cash. Long-term loans owed to and from the Company by subsidiary undertakings bear market rates of interest in accordance with the intercompany loan agreements. There have been no guarantees provided or received for any related parties receivables or payables. The Group has made a provision of £3.142 million against the amount owing by IACL to Consort Medical plc at 3 May 2008. No other provisions have been made for doubtful debts relating to amounts owed by related parties (2007: £nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group

The compensation of the key management personnel of the Group is set out below in aggregate for each of the categories specified in IAS 24 'Related party disclosures'. For further information about the remuneration of individual Directors please see the Remuneration Report.

	Group		Company	
	2008 £000	2007 £000	**2008 £000**	2007 £000
Short-term employee benefits	**2,596**	2,581	**1,665**	1,477
Post-employment benefits	**210**	261	**163**	158
Termination benefits	**354**	219	**354**	219
Share-based payments	**533**	294	**264**	193
	3,693	3,355	**2,446**	2,047

Independent Auditors' Report

to the members of Consort Medical plc

We have audited the Group and parent company financial statements (the 'financial statements') of Consort Medical plc for the 53 weeks ended 3 May 2008 which comprise the Consolidated Income Statement, the Consolidated and Company Balance Sheets, the Consolidated and Company Cash Flow Statements, the Consolidated and Company Statement of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information in the Operating Review that is cross referred from the Principal activities of the Group section of the Directors' Report, that specific information presented in the Financial Review that is cross referred from the Results and dividends section of the Directors' Report and that specific information in the Remuneration Report that is cross referred from the Directors, Directors' Remuneration and Share Schemes sections of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's Statement, the Operating Review, the Financial Review, the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Corporate Governance Statement and the information that is listed on the contents page. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 3 May 2008 and of its profit and cash flows for the 53 weeks then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 3 May 2008 and of its cash flows for the 53 weeks then ended;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Milton Keynes

Notice of Annual General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION If you are in doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent adviser duly authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in Consort Medical plc you should pass this document to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Notice is hereby given that the 49th Annual General Meeting of Consort Medical plc (the 'Company') will be held at Breakspear Park, Breakspear Way, Hemel Hempstead, Herts HP2 4UL at 2.00p.m. on Wednesday 24 September 2008. The business of the Meeting will be as follows:

Ordinary Business
To consider and, if thought fit, pass the following as ordinary resolutions:

1 To receive and consider the Company's accounts for the year to 3 May 2008 (the 'Accounts') and the directors' and the auditors' reports on those Accounts and on the auditable part of the directors' remuneration report.

2 To approve the Directors' Remuneration Report contained in the Accounts.

3 To declare a final dividend of 12.1 pence per ordinary share, payable on 24 October 2008 to holders of ordinary shares appearing on the Register of Members at close of business on 26 September 2008.

4 To re-elect Mr Chris Banks as a director.

5 To re-elect Mr Jonathan Glenn as a director.

6 To re- elect Mr Paul Boughton as a director.

7 To reappoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of next year's Annual General Meeting and to authorise the directors to set their remuneration.

Special business
To consider, and if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

8 THAT: in substitution for all pre-existing authorities to the extent unused, the directors be and they are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 (the Act) to exercise all the powers of the Company to allot relevant securities (within the meaning of the said Section 80) up to a maximum aggregate nominal amount of £9,617,117, provided that this authority shall expire on the earlier of 8 December 2009 and the conclusion of the next Annual General Meeting, and save that the Company may before such expiry make offers or agreements which would or might require relevant securities to be allotted after such expiry, and the directors may allot relevant securities in pursuance of such offers or agreements as if the authority given by this resolution had not expired.

To consider, and if thought fit, pass the following resolutions which will be proposed as special resolutions:

9 THAT: subject to the passing of resolution 8 set out in this Notice of Annual General Meeting of which this resolution is a part and in substitution for all pre-existing authorities to the extent unused, the directors be and they are hereby empowered, pursuant to Section 95 of the Companies Act 1985 (the Act), to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the authority given in accordance with Section 80 of the Act conferred by ordinary resolution 8 set out in the Notice of Annual General Meeting of which this resolution is a part, and/or to allot equity securities where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Act, for cash as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

i) in connection with an offer of securities, open for acceptance for a period fixed by the directors, by way of rights, or other pre-emptive offer, to holders of ordinary shares and other persons entitled to participate in such offer in proportion (as nearly as may be) to their respective holdings (or, as appropriate, to the number of shares which such other persons are deemed to hold) on a record date fixed by the directors subject only to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with legal or practical problems under the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory or in connection with fractional entitlements or any other matter whatever; and

ii) pursuant to the terms of any share scheme for employees approved by members in general meeting; and

iii) (otherwise than pursuant to sub-paragraphs (i) and (ii) above) up to an aggregate nominal amount of £1,442,567,

and shall expire on the earlier of 8 December 2009 and the conclusion of the next Annual General Meeting, save that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after the expiry of this power, and the directors may allot equity securities in pursuance of such offers or agreements as if the power had not expired.

10 THAT: pursuant to Article 46 of the Company's Articles of Association, the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 (the Act) to make one or more market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares of 10 pence each in the capital of the Company provided that:

Notice of Annual General Meeting continued

i) the Company does not purchase under this authority more than 2,885,135 ordinary shares; 10%

ii) the Company does not pay for each such ordinary share less than the nominal amount of such ordinary share at the time of purchase; and

iii) the Company does not pay for each such ordinary share more than 105% of the average closing mid-market prices of the ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the Company agrees to buy the share concerned.

This authority will continue for the period ending on the earlier of 8 December 2009 and the conclusion of the next Annual General Meeting, save that if the Company has agreed, before this authority expires, to purchase ordinary shares where the purchase will or may be executed after this authority expires (either wholly or in part), the Company may complete such purchase as if this authority had not expired.

11 THAT with effect from (and including) the date on which Section 175 of the Companies Act 2006 is brought into force, the Articles of Association of the Company be amended by:

11.1 the adoption and inclusion of the following Article 108(A):

"108(A)

i) If a situation in which a director or a person who is proposed to be appointed as a director has or may have a direct or indirect interest which conflicts or may conflict with the interests of the Company ("a conflict of interest") the directors may, subject to the provisions of this Article 108(A), at any time authorise:

a) the conflict of interest; and

b) in the case of a proposed appointment of a person as a director, that proposed appointment;

ii) Any director subject to a conflict of interest or any other director with a similar interest shall not vote and shall not be counted in the quorum in respect of the authorisation given under this Article 108(A) and if he or any other interested director does vote, those votes shall not be counted;

iii) The directors may in their absolute discretion impose such terms or conditions on the grant of the authorisation as they think fit, and these may be imposed or varied subsequently and may include (without limitation):

a) whether the relevant director may vote (or be counted in the quorum at a meeting) in relation to any resolution relating to the relevant conflict of interest;

b) the exclusion of the relevant director from all information and discussion by the Company of the relevant conflict of information; and

c) the imposition of a specific duty of confidentiality for any confidential information of the Company relating to the relevant conflict of interest;

iv) Any authorisation of a conflict of interest given pursuant to this Article 108(A) may provide that where the relevant director obtains (other than through his position as a director of the Company) information that is confidential to a third party, he will not be obliged to disclose it to the Company or to use it in relation to the Company's affairs in circumstances where to do so would amount to a breach of that confidence;

v) A director will not be in breach of his duty under sections 172, 174 and 175 of the Companies Act 2006 or the authorisation given by this Article 108(A) if he:

a) absents himself from meetings of the directors or from discussion of any matter at a meeting relating to a relevant conflict of interest; and/or

b) makes arrangements for papers to be received and read by a professional adviser on his behalf which may relate to the relevant conflict of interest; and/or

c) behaves in any other way authorised by any guidance which may be issued by the directors in respect of the relevant conflict of interest from time to time; and

vi) For the purposes of this Article 108(A), 'conflict of interest' includes a conflict of interest and a conflict of duty and a conflict of duties."; and

11.2 the existing Article 116, being amended by the by the adoption and inclusion of the following additional Article 116(h):

"h) the granting of any indemnity or provision of funding pursuant to Article 158 unless the terms of such arrangement confer upon such director a benefit not generally available to any other director,".

12 That: the Consort Medical plc US Employee Share Purchase Plan (ESPP), to be constituted by the rules produced in draft to this meeting and for the purpose of identification initialled by the Chairman thereof, the principal terms of which are summarised in Appendix 1 to this notice of meeting, is hereby approved and adopted and the directors are hereby authorised to do all acts and things necessary to carry the ESPP into effect.

By order of the Board
Jenny Owen
Company Secretary
23 June 2008

Registered Office
Consort Medical plc
Breakspear Park
Breakspear Way
Hemel Hempstead
Herts
HP2 4UL

Notice of Annual General Meeting continued

Notes

1 A member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company. Members wishing to vote by proxy should use the form of proxy enclosed. The instrument appointing a proxy should be deposited with the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not less than 48 hours before the time of the meeting. Completion of the form of proxy does not preclude a member from attending and voting at the meeting if they so wish.

2 The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only shareholders registered in the register of members of the Company as at close of business on 26 September 2008 shall be entitled to attend and vote, whether in person or by proxy, at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after that time shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

3 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

4 In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by 2.00pm on 22 September 2008. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

5 CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

6 In order to facilitate voting by corporate representatives at the Annual General Meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives – www.icsa.org.uk – for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above. A letter in this form would be acceptable to the Company and its Registrars.

7 If you are a person who has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a 'Nominated Person'):
- You may have a right under an agreement between you and the member of the Company who has nominated you to have information rights (the 'Relevant Member') to be appointed or to have someone else appointed as a proxy for the Annual General Meeting.
- If you either do not have such a right or if you have such a right but do not wish to exercise it, you may have a right under an agreement between you and the Relevant Member to give instructions to the Relevant Member as to the exercise of voting rights.
- Your main point of contact in terms of your investment in the Company remains the Relevant Member (or, perhaps, your custodian or broker) and you should continue to contact them (and not the Company) regarding any changes or queries relating to your personal details and your interest in the Company (including any administrative matters). The only exception to this is where the Company expressly requests a response from you.

8 By attending the meeting, members agree to receive any communication at the meeting.

9 Particulars of transactions of directors and of their family interests in ordinary shares of the Company and its subsidiaries will be available for inspection at the Company's registered office during normal business hours from Mondays to Fridays from the date of this notice until (and including) the date of the Annual General Meeting and at the place of the Annual General Meeting for fifteen minutes prior to and during the Meeting.

10 Copies of directors' service contracts and letters of appointments with the Company and its subsidiaries will be available for inspection at the Company's registered office during normal business hours from Mondays to Fridays from the date of this notice until (and including) the date of the Annual General Meeting and at the place of the Annual General Meeting for fifteen minutes prior to and during the Meeting.

11 To have the right to attend and vote at the meeting, and also for the purpose of calculating how many votes a person may cast, a person must have his/her name entered on the register of members by no later than 48 hours before the time of the meeting. Changes to the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Notes on Resolutions

Resolution 1 – Annual Report and Accounts
Shareholders will be asked to receive the Annual Reports and Accounts for the year ended 3 May 2008. This is a legal requirement after the directors have approved the Accounts and the directors' report and the Auditors have prepared their report.

Resolution 2 – Remuneration Report
Listed companies are required to prepare a directors' remuneration report and put a resolution to approve the report to the shareholders at the Annual General Meeting. Shareholders will be asked to approve the Remuneration Report of the Board as set out on pages 28 to 34 of the Accounts.

Resolution 3 – Final Dividend
A final ordinary dividend of 12.1p has been recommended by the Board as detailed on page 23 of the Accounts and will be payable to all members on the register at the close of business on 26 September 2008. The payment date will be 24 October 2008.

Resolutions 4 to 6 – Re-election or election of Directors
Biographical details of the three directors seeking re-appointment are given on page 20 of the Accounts.

At a meeting of the Board held on 23 June 2008 the Board considered the performance and ability of the directors standing for re-election and election at the forthcoming Annual General Meeting. Each director concerned was considered to be an effective member of the Board and to display the requisite level of commitment. Hence, the Board recommends their re-election or election to shareholders.

Chris Banks (58), appointed as a non-executive director on 26 April 2006, will retire and stand for re-election. Chris is the director with specific and recent financial experience. Chris is chairman of the Audit Committee. He is a Chartered Accountant and a member of the Association of Corporate Treasurers. Chris brings to the Board a rigorous knowledge of business financial matters.

Paul Boughton (52) was appointed to the Board on 1 June 2006 having joined the Board in November 2005 as Corporate Development Director. He retires and stands for re-election. Paul is a qualified Chartered Accountant. He brings to the Board extensive financial and business development experience gained over 20 years in high technology manufacturing.

Jonathan Glenn (39) was appointed to the Board as Group Finance Director in July 2006 and appointed Chief Executive Officer in December 2007. He retires and stands for re-election. Jon is a Chartered Accountant and brings experience gained at Celltech Group plc and Akubio Limited.

Resolution 7 – Re-appointment and remuneration of Auditors
At each meeting at which Accounts are laid before the members, the Company is required to appoint auditors to serve from the conclusion of that Meeting until the conclusion of the next such Meeting. Resolution 7 proposes the re-appointment of PricewaterhouseCoopers LLP as the Company's auditors and authorises the directors to set their remuneration for the year. The remuneration will then be disclosed in the next accounts of the Company.

Resolutions 8 and 9 – Authorities to allot shares
Under the Companies Act 1985, the directors of a company may only allot unissued shares if they are authorised by the shareholders in general meeting to do so. The Company is asking for such authority in respect of its unissued shares and securities convertible into shares (relevant securities) in Resolution 8. Except as referred to below in relation to Resolution 9, the directors have no present intention of exercising the authority conferred by Resolution 8.

The aggregate nominal value of relevant securities which can be allotted under the authority in Resolution 8 is limited to £9,617,117 being equal to approximately 0.33% of the nominal value of the issued ordinary share capital of the Company at the date of this Notice (the Company holds no treasury shares as at the date of this notice). This consists of one-third of the issued share capital plus an amount reserved for issues under share schemes. The authority will last until the end of the earlier of 8 December 2009 and the conclusion of the next Annual General Meeting of the Company.

The directors have no current plans to allot shares under the authority other than in connection with the Group's share schemes.

If equity securities are to be allotted using the authority given by Resolution 8 above, Section 89(1) of the Companies Act 1985 requires that those securities are offered first to existing shareholders in proportion to the number of ordinary shares they each hold at that time. There may be circumstances, however, when it is in the interests of the Company for the directors to be able to allot new equity securities other than by way of a strict rights issue. The directors will, therefore, seek renewal of their authority to allot shares in certain circumstances for cash in accordance with the Companies Act 1985, without the requirement to offer them first to existing shareholders.

The authority given by Resolution 9 will empower the directors to modify the position with regard to offers by way of rights so that they may apply such exclusions or other arrangements as they deem necessary or expedient in relation to fractional entitlements or legal or practical problems arising under the laws or requirements of any recognised regulatory body or any stock exchange or otherwise in any overseas territories. Resolution 9 further authorises the directors to allot equity securities pursuant to any share scheme and also, more generally, for cash in other circumstances, but limited to equity securities having a maximum aggregate nominal value of £1,442,567, being approximately 5% of the Company's issued ordinary share capital at the date of this Notice. The authority will coincide with the Section 80 authority and so will expire at the conclusion of next year's Annual General Meeting.

Notes on Resolutions continued

Resolution 10 – Share buy-back
Authority is sought to purchase up to 10% of the ordinary issued share capital of the Company, continuing the authority granted by shareholders last year. This authority will be used only if the directors consider that it would be in the best interests of the Company and its shareholders generally. Any purchases of ordinary shares made pursuant to this authority would be made by way of market purchases through the London Stock Exchange.

The proposed authority would enable the Company to purchase up to a maximum of 2,885,135 ordinary shares (being approximately 10% of the Company's issued share capital as at the date of this Notice) with a stated upper and lower limit on the price payable. The authority will expire at the conclusion of the Company's Annual General Meeting in 2009 unless renewed, varied or revoked at that, or any earlier, general meeting of the Company's shareholders.

Shares purchased under this authority may be held by the Company as treasury shares for possible future use rather than immediate cancellation, within the limits allowed by law. The Company is required to disclose sales and transfers of shares into and out of treasury and place a limit on the discount to market price at which shares can be sold out of treasury for cash not subject to shareholder pre-emption rights.

For information, at 20 June 2008 (the latest practicable date prior to publication of this document) there were options outstanding over 1,303,578 shares representing approximately 4.5% of the issued share capital of the Company at that date. If the full authority being sought to buy back shares were to be exercised, then such number of options to subscribe for shares would represent approximately 5% of the reduced share capital.

Resolution 11 – Amendment of Articles of Association
It is proposed to make a change to the Company's Articles of Association, to cover changes being introduced by the Companies Act 2006 (the '2006 Act') relating to directors' conflicts of interest.

The 2006 Act sets out directors' general duties which largely codify the existing law, but with some changes. Under the 2006 Act, from 1 October 2008 a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The 2006 Act allows directors of public companies to authorise conflicts and potential conflicts where the articles of association contain a provision to this effect. The 2006 Act also allows the articles to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. The revised Articles, as proposed to be altered pursuant to this resolution, give the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when directors decide whether to authorise a conflict of potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the company's success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

Resolution 12 – Consort Medical plc US Employee Share Purchase Plan (ESPP)
The effect of this resolution is to give the directors authority to adopt the ESPP and operate it in accordance with the rules of the ESPP. The reasons for wishing to adopt the ESPP are set out below. A detailed summary of the principal terms of the ESPP is set out in appendix 1 which forms part of the notice of the annual general meeting.

Following the introduction of the HM Revenue & Customs approved Sharesave Plan ('Sharesave Plan') earlier this year for the benefit of UK employees, the Remuneration Committee has undertaken a review of the share based incentive arrangements which are available for employees of subsidiaries of the Company in the United States of America.

Having undertaken such a review, the Remuneration Committee wishes to introduce a share based incentive arrangement for employees of the US subsidiaries of the Company which operates on a similar basis to the Sharesave Plan. The ESPP is a type of share based incentive plan which is frequently offered in the US and the ESPP operates in a manner similar to the Sharesave Plan whilst offering participants similar tax advantages to those afforded under the Sharesave Plan.

Please refer to Appendix 1 for full details of the principal terms of the ESPP.

Documents available for inspection
Copies of the rules of the proposed Consort Medical plc US Employee Share Purchase Plan may be inspected at the offices of Eversheds LLP, 1 Wood Street, London EC2V 7WS during usual business hours on any weekday (excluding Saturdays, Sundays and public holidays) up to and including Wednesday 24 September 2008 (being the date of the AGM) and at Breakspear Park, Breakspear Way, Hemel Hempstead, Herts. HP2 4UL from the date hereof until the close of the AGM.

Appendix 1

The Consort Medical plc US Employee Share Purchase Plan (ESPP)

Status of the Plan

The ESPP is to be established solely for the benefit of employees of the Company's subsidiaries in the United States of America ('US Subsidiaries'), is designed to qualify as an ESPP under Section 423 of the Internal Revenue Service Code of 1986 ('Code') and is intended to attract the tax benefits attributable to such a share incentive plan.

The ESPP offers employees of those US Subsidiaries which are designated by the Board as participating companies for the purposes of the ESPP the opportunity to purchase ordinary shares in the share capital of the Company ('Shares').

Eligibility

All employees of the Company's participating US Subsidiaries who are regularly scheduled to work at least 20 hours each week and to work at least five months in each calendar year are eligible to participate in the ESPP ('Eligible Employees'). Following the adoption of the ESPP by the Board, those Eligible Employees who have been employed for at least three months by a participating US Subsidiary prior to the relevant offer shall be entitled to be granted an option to acquire Shares ('Option'). Participation is strictly voluntary but must be offered to all employees of those US Subsidiaries which are included in the ESPP, provided, however, that the following may be excluded (a) employees employed less than two years; (b) employees whose customary employment is 20 hours or less per week; (c) employees whose customary employment is for less than five months per calendar year; and (d) "highly compensated" employees as defined in the Code.

Employees who, preceding the grant of an Option, own Shares, and/or hold outstanding options to purchase Shares, possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any subsidiary will not be eligible to be granted that Option.

Invitations to Participate

Under the ESPP, the remuneration committee of the Company ('Remuneration Committee') may invite Eligible Employees to participate in the ESPP at any time prior to the start of an offer period. In relation to any offer, the Remuneration Committee shall select an offer period. The offer period may be any length of time up to a maximum of twenty-seven months. The offer period may differ from time to time.

Eligible Employees may accept an offer by completing a request form setting out an amount, up to a maximum of USD500, which they are prepared to have deducted each month from their payroll, during the offer period relating to the offer concerned.

Those Eligible Employees who submit a request form prior to the commencement of an offer period relating to any offer shall be entitled to be granted an Option under the ESPP ('Participants').

Once an Eligible Employee has submitted a request form, in relation to any offer, this request form shall normally continue to have effect in relation to any subsequent offers made by the Remuneration Committee under the ESPP, so that unless the Eligible Employee takes action to stop this he shall be entitled to participate in all subsequent offers made under the ESPP.

Grant of Options

The fixed dollar amount selected by the Participant in his request form in relation to an offer shall be deducted on a monthly basis from net salary to be paid to the Participant over the offer period relative to that offer and shall be accumulated in a non-interest bearing account, held by the Participant's employer company or, if an administrator has been appointed, such administrator.

On the first day of an offer period, Participants will be granted an Option. The Option will vest and become exercisable on the last day of the offer period ('Purchase Date') at the purchase price described below ('Purchase Price'). The value of a Participant's contributions as at the Purchase Date and the Purchase Price will determine the number of Shares which may be acquired by the Participant.

If the grant of an Option would be prohibited by virtue of the model code on dealings in securities as set out in the appendix to rule 9 of the Listing Rules issued by the UK Listing Authority (as amended from time to time) ('Model Code') or any statute or regulation made pursuant to such statute, then the grant will be delayed until such prohibition has ceased to apply.

No consideration is payable for the grant of an Option.

Purchase Price

The Purchase Price payable by a Participant will be determined as at the date of grant of an Option. In relation to any Offer under the ESPP, the Remuneration Committee may select at its discretion the percentage of the market value of the Shares at which Shares may be acquired under the Option to be granted in relation to that Offer. Such percentage may not be less than 85% of the market value of a Share as at the date of grant (i.e. the market value of a Share as at the beginning of the relevant offer period relating to the Option concerned). For these purposes, the market value of a Share will be equal to the closing price for a Share as derived from the daily Official List of the London Stock Exchange for the day on which the London Stock Exchange is last open for trading immediately preceding the date of grant.

Adjustment in the event of certain corporate events

The Purchase Price (as well as the number of Shares under Option and their nominal value) may be adjusted by the Remuneration Committee in the event of any capitalisation issue or rights issue (other than an issue of Shares pursuant to the exercise of an option given to the shareholders of the Company to receive shares in lieu of a dividend) or rights offer or any

Appendix 1 continued

other variation in the share capital of the Company including (without limitation) any consolidation, subdivision or reduction of capital.

ESPP Limits on number of Shares
Subject to adjustment as described below, the aggregate maximum number of Shares which may be issued or transferred to employees following exercise of Options granted pursuant to the ESPP is 1,442,593.

The number of Shares stipulated above may be subject to reduction in the event that to grant an Option over such number of Shares will result in the limit set out in the following paragraph being breached.

No Option may be granted if immediately following the grant of such Option the aggregate nominal value of Shares issued or then capable of being issued pursuant to Options granted under the ESPP within the immediately preceding period of ten years and issued or then capable of being issued pursuant to options granted or rights obtained in such ten year period under any other share option or profit sharing plan approved by the Company would exceed 12% of the nominal value of the ordinary share capital of the Company at that time in issue. Shares held in treasury shall be regarded in the same way as newly issued shares for the purposes of the limit set out in this paragraph. Shares which were the subject of an option or other right (whether granted pursuant to the ESPP or otherwise) which has lapsed or been surrendered shall not count towards the 12% limit set out in this paragraph. Furthermore, options or other rights (whether granted pursuant to the ESPP or otherwise) which are to be satisfied by Shares from an employee benefit trust established by the Company where the trustee of such employee benefit trust has acquired such Shares otherwise than by way of subscription shall not count towards the 12% limit set out in this paragraph.

Annual Individual Limit
An Eligible Employee may not be granted an Option for any offer period if the grant of such Option would mean that such Eligible Employee's right to purchase Shares under the ESPP or any other plan which is approved under Section 423 of the Code would entitle the Eligible Employee to acquire Shares in any calendar year in which an Option is outstanding with an aggregate value in excess of USD25,000.

Exercise of Options
Unless a Participant terminates employment or withdraws from either the ESPP or an offer on or before the Purchase Date, his or her Option will be deemed to have been exercised automatically on the Purchase Date and accrued savings will be used to acquire the Shares which are subject to Option.

Options may not be exercised during any prohibited period specified by the Model Code or where the issue or transfer of Shares pursuant to such exercise will result in a breach of legislation or any restriction imposed by law or regulation, unless a suitable exemption exists in the Model Code or from such other law or regulation.

If there is a cash balance remaining in a Participant's contribution account at the end of an offer period representing the Purchase Price for a fractional Share, such balance will be refunded.

In the event of: (a) a takeover; (b) a scheme of arrangement under Part 26 of the Companies Act 2006 being sanctioned by the court; or (c) the voluntary winding up of the Company, the Purchase Date shall be deemed to be the date of the relevant event described in this paragraph. The Option will be deemed to have been exercised automatically on such revised Purchase Date and accrued savings will be used to acquire the Shares which are subject to Option. If there is a cash balance remaining in a Participant's contribution account at the end of the shortened offer period representing the Purchase Price for a fractional Share, such balance will be refunded.

Termination of Employment and Withdrawal from the ESPP
If a Participant ceases to remain an employee of a US Subsidiary which participates in the ESPP, his or her participation in the ESPP will terminate immediately and the balance, if any, in his or her contribution account as at the date of such cessation of employment will be returned in cash, without interest.

For these purposes, if a Participant begins a leave of absence he shall be deemed to remain a Participant for the first 90 days of such leave or for such longer period of time that his or her entitlement to return to work is protected by statute or agreement with his or her employer. After the expiry of the relevant period of time, if the Participant has not returned to employment with the relevant employer he or she shall be deemed to have ceased to be a Participant.

Participants may elect to withdraw from the ESPP at any time. In this case, such Participant will receive back any of their contributions, without interest, not used to purchase shares and any outstanding Options will lapse.

Administration
Subject to the express provisions of the ESPP, the Remuneration Committee has authority to interpret and construe the provisions of the ESPP, to adopt rules and regulations for administering the ESPP, and to make all other determinations necessary or advisable for administering the ESPP. The ESPP will be administered in order to qualify as an employee stock purchase plan under Section 423 of the Code.

Amendment and Termination of the ESPP
Although the Remuneration Committee will have the power to amend the provisions of the ESPP, the provisions relating to: (a) the participants to whom Options are provided under the ESPP; (b) the limitations on the number of shares over which Options may be granted under the ESPP; (c) the maximum

Appendix 1 continued

entitlement for any participant under the ESPP; and (d) the basis for determining a participant's entitlement to, and the terms of, an Option and for the adjustment thereof in the event of a capitalisation issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital, cannot be altered to the advantage of participants without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the ESPP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for the Company or any other member of the group of which the Company forms part).

Unless terminated earlier by the Remuneration Committee, the ESPP will continue in effect for a term of ten years from the date of approval of the ESPP by the Board of Directors of the Company. The Remuneration Committee may terminate the ESPP at any time but shall be obliged to do so if at any time, the number of Shares determined pursuant to the limits set out above under the heading 'ESPP Limits on Number of Shares' is insufficient to operate the ESPP. Upon termination of the ESPP, the Board or the administrator (if relevant), must give notice thereof to Participants and will terminate all payroll deductions. Cash balances then credited to Participants' contribution accounts will be distributed as soon as practicable, without interest.

General

Options granted under the ESPP are not transferable and Options are exercisable only by the Participant during his or her lifetime.

Until an Option is exercised, Participants will have no voting or other rights in relation to the Shares which are subject to such Option.

Shares allotted pursuant to the exercise of an Option will rank pari passu in all respects with the Shares already in issue but shall not rank for any dividends or other distribution payable by reference to a record date preceding the date of such allotment. Shares transferred on the exercise of an Option shall be transferred without the benefit of any rights attaching to the Shares by reference to a record date preceding the date of that exercise. For so long as the Company's Shares are listed on the Official List of the London Stock Exchange, the Company will use its best endeavours to procure that the Shares issued following exercise of any Options are admitted to the Official List as soon as practicable after allotment.

The benefits to employees under the ESPP shall not form any part of their wages or remuneration or count as pay or remuneration for pension fund or other purposes.

Company Information

Board of Directors
John Robinson *Chairman*
Jonathan Glenn *Chief Executive*
Paul Boughton *Corporate Development Director and Acting Finance Director*
Chris Banks *Non-Executive*
Jim Dick *Non-Executive*
Dr Peter Fellner *Non-Executive*
George Kennedy CBE *Non-Executive*

Company Secretary and Group Counsel
Jenny Owen

Registered office
Breakspear Park
Breakspear Way
Hemel Hempstead
Herts HP2 4UL
United Kingdom

Telephone: +44 (0)1442 867920
Facsimile: +44 (0)1442 245237
E-mail: Jennifer.owen@consortmedical.com

Registered number
406711 England

Website
www.consortmedical.com

Auditors
PricewaterhouseCoopers LLP

Principal bankers
The Royal Bank of Scotland plc
Barclays Bank plc

Stockbrokers
Investec Bank (UK) Ltd

Solicitors
Eversheds

Financial advisers
Citigroup Global Markets Ltd
33 Canada Square
London EC14 5LB

Hawkpoint Partners Ltd
41 Lothbury
London EC2R 7AE

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Telephone: +44 (0)870 162 3100
Facsimile: +44 (0)20 8639 2342
E-mail: ssd@capitaregistrars.com
www.capitaregistrars.com

Financial calendar

2007/8

Year end	3 May 2008
Annual General Meeting	24 September 2008
Ex dividend date	24 September 2008
Record date	26 September 2008
Payment of final dividend	24 October 2008

2008/09

Announcement of half year results	11 December 2008
Interim report	January 2009
Interim dividend date	February 2009
Year end	2 May 2009

Five Year Summary

	IFRS				UK GAAP
	2008 £000	2007 £000	2006 £000	2005 £000	2004 £000
Revenue	**126,465**	126,480	87,560	79,386	83,176
Operating expenses	**(107,477)**	(106,955)	(72,815)	(68,831)	(72,216)
Operating profit before special items	**18,988**	19,525	14,745	10,555	10,960
Exceptional operating income/(expenses)	**(7,701)**	–	901	(6,066)	(2,465)
Amortisation of acquired intangible assets	**(1,665)**	(1,752)	(659)	–	–
Operating profit	**9,622**	17,773	14,987	4,489	8,495
Finance income	**874**	601	601	894	599
Finance expenses	**(1,872)**	(2,017)	(2,017)	(157)	(167)
Other finance costs	**2**	(433)	(433)	(393)	–
Share of joint ventures and associates	**(356)**	(27)	10	(17)	(69)
Impairment of investment in associate	**(953)**	(242)	–	–	–
Profit before taxation	**7,317**	15,655	13,148	4,816	8,858
Taxation	**(1,706)**	(4,213)	(3,570)	(2,498)	(2,488)
Profit for the financial period	**5,611**	11,442	9,578	2,318	6,370
Loss for the period from discontinued operations	**(2,982)**	(1,635)	(399)	–	–
Profit for the financial period	**2,629**	9,807	9,179	2,318	6,370
Basic earnings per share	**9.3p**	34.8p	37.9p	8.7p	23.9p
Diluted earnings per share	**9.1p**	34.2p	37.3p	8.5p	23.8p
Adjusted earnings per share	**44.8p**	44.3p	44.3p	31.3p	31.7p
Dividends declared	**19.1p**	19.1p	19.1p	19.1p	19.1p

Notes:
1. The financial information has been extracted from the audited accounts for 2004 to 2008 inclusive.
2. The results for 2004 to 2005 have not been represented for discontinued operations.

END